Exhibit 99.1

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2023

CLP	-	CHILEAN PESO
UF	-	CHILEAN UNIDAD DE FOMENTO
ARS	-	ARGENTINE PESO
US$	-	united states dollar
THUS$	-	THOUSANDS OF UNITED STATES DOLLARS
mUS$	-	millions of united states dollars
COP	-	COLOMBIAN PESO
brl/R$	-	braZILIAN REAL
thr$	-	Thousands of Brazilian reaL

REVIEW REPORT OF INDEPENDENT AUDITORS

(Free translation from the original in Spanish)

Santiago, August 2, 2023

To the Board of Directors and Shareholders of

LATAM Airlines Group S.A.

Results of the review of the interim consolidated financial information

We have reviewed the accompanying interim consolidated financial statements of LATAM Airlines Group S.A. and subsidiaries, which comprise the interim consolidated statement of financial position as of June 30, 2023 and the corresponding interim consolidated statements of income by function and comprehensive income for the three and six month periods ended June 30, 2023 and 2022, the corresponding interim consolidated statements of cash flows and changes in equity for the six-month periods ending on those dates, and the corresponding notes to the interim consolidated financial statements (jointly referred to as interim consolidated financial information).

Based on our review, we are not aware of any material modifications that should be made to the accompanying interim consolidated financial information, for them to be in conformity with IAS 34 “Interim Financial Reporting” of the International Financial Reporting Standards.

Basis for the results of the review

We performed our review in accordance with Generally Accepted Auditing Standards in Chile applicable to reviews of interim financial information. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Chile, the objective of which is the expression of an opinion regarding the financial information taken as a whole. Accordingly, we do not express such an opinion. In accordance with the relevant ethical requirements for our review, we are required to be independent of LATAM Airlines Group S.A. and comply with other ethical responsibilities in accordance with such requirements. We believe that the results of the review procedures provide us with a reasonable basis for our conclusion.

Management’s responsibility for the interim consolidated financial statements

Management is responsible for the preparation and fair presentation of the interim consolidated financial information in accordance with IAS 34 “Interim Financial Reporting” of the International Financial Reporting Standards (IFRS). This responsibility includes the design, implementation and maintenance of internal control sufficient to provide a reasonable basis for the preparation and fair presentation of the interim consolidated financial information in accordance with the applicable framework for the preparation and presentation of financial information.

Santiago, August 2, 2023

LATAM Airlines Group S.A.

2

Other matters

On March 9, 2023 we issued an unqualified opinion on the consolidated financial statements as of December 31, 2022 and 2021 of Latam Airlines Group S.A. and its subsidiaries, which includes the statement of financial position as of December 31, 2022 as presented in the accompanying interim consolidated financial statements, and corresponding notes.

/s/ Jonathan Yeomans Gibbons
Jonathan Yeomans Gibbons
RUT: 13.473.972-K

Contents of the Notes to the interim consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

i

19 - Trade and other accounts payables	83
20 - Other provisions	85
21 - Other non financial liabilities	87
22 - Employee benefits	88
23 - Accounts payable, non-current	91
24 - Equity	92
25 - Revenue	100
26 - Costs and expenses by nature	100
27 - Other income, by function	103
28 - Foreign currency and exchange rate differences	103
29 - Earning (Loss) per share	111
30 - Contingencies	112
31 - Commitments	137
32 - Transactions with related parties	140
33 - Share based payments	143
34 - Statement of cash flows	146
35 - The environment	149
36 - Events subsequent to the date of the financial statements	150

ii

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

ASSETS
		As of	As of
		June 30,	December 31,
	Note	2023	2022
		ThUS$	ThUS$
		Unaudited
Cash and cash equivalents
Cash and cash equivalents	6 - 7	1,525,229	1,216,675
Other financial assets	7 - 11	198,767	503,515
Other non-financial assets	12	164,165	191,364
Trade and other accounts receivable	7 - 8	1,287,604	1,008,109
Accounts receivable from related entities	7 - 9	4,119	19,523
Inventories	10	531,230	477,789
Current tax assets	17	51,782	33,033

Total current assets other than non-current assets (or disposal groups) classified as held for sale		3,762,896	3,450,008
Non-current assets (or disposal groups) classified as held for sale	13	54,160	86,416

Total current assets		3,817,056	3,536,424

Non-current assets
Other financial assets	7 - 11	16,975	15,517
Other non-financial assets	12	176,483	148,378
Accounts receivable	7 - 8	12,850	12,743
Intangible assets other than goodwill	15	1,145,137	1,080,386
Property, plant and equipment	16	8,466,403	8,411,661
Deferred tax assets	17	3,843	5,915
Total non-current assets		9,821,691	9,674,600
Total assets		13,638,747	13,211,024

The accompanying Notes 1 to 36 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

LIABILITIES AND EQUITY
		As of	As of
		June 30,	December 31,
	Note	2023	2022
		ThUS$	ThUS$
LIABILITIES		Unaudited

Current liabilities
Other financial liabilities	7 - 18	538,572	802,841
Trade and other accounts payables	7 - 19	1,624,534	1,627,992
Accounts payable to related entities	7 - 9	-	12
Other provisions	20	17,155	14,573
Current tax liabilities	17	2,097	1,026
Other non-financial liabilities	21	3,046,429	2,642,251
Total current liabilities		5,228,787	5,088,695

Non-current liabilities
Other financial liabilities	7 - 18	5,863,419	5,979,039
Accounts payable	7 - 23	385,987	326,284
Other provisions	20	971,760	927,964
Deferred tax liabilities	17	372,598	344,625
Employee benefits	22	128,495	93,488
Other non-financial liabilities	21	441,374	420,208
Total non-current liabilities		8,163,633	8,091,608
Total liabilities		13,392,420	13,180,303

EQUITY
Share capital	24	5,003,534	13,298,486
Retained earnings/(losses)	24	244,065	(7,501,896)
Treasury Shares	24	-	(178)
Other equity	24	39	39
Other reserves	24	(4,987,842)	(5,754,173)
Parent’s ownership interest		259,796	42,278
Non-controlling interest	14	(13,469)	(11,557)
Total equity		246,327	30,721
Total liabilities and equity		13,638,747	13,211,024

The accompanying Notes 1 to 36 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF INCOME BY FUNCTION

		For the 6 months period ended		For the 3 months period ended
		June 30,		June 30,
	Note	2023	2022	2023	2022
		ThUS$	ThUS$	ThUS$	ThUS$
		Unaudited		Unaudited
Revenue	5 - 25	5,404,519	4,093,151	2,632,877	2,176,214
Cost of sales	26	(4,187,364)	(3,770,428)	(2,018,295)	(2,008,317)
Gross margin		1,217,155	322,723	614,582	167,897
Other income	27	77,002	91,967	43,186	49,873
Distribution costs	26	(247,898)	(201,581)	(126,539)	(117,382)
Administrative expenses	26	(323,126)	(233,137)	(177,574)	(120,974)
Other expenses	26	(231,585)	(304,114)	(125,141)	(165,402)
Restructuring activities expenses	26	-	(203,440)	-	(155,690)
Other gains/(losses)		(21,123)	(15,411)	(1,440)	(17,717)
Income (Loss) from operation activities		470,425	(542,993)	227,074	(359,395)

Financial income		63,186	10,233	45,264	5,670
Financial costs	26	(336,777)	(465,820)	(172,613)	(206,422)
Foreign exchange gains/(losses)		63,471	86,906	46,063	38,158
Result of indexation units		724	(2,798)	1,062	(324)
Income (Loss) before taxes		261,029	(914,472)	146,850	(522,313)
Income tax benefit / (expense)	17	4,087	8,933	(2,792)	(1,962)
NET INCOME (LOSS) FOR THE PERIOD		265,116	(905,539)	144,058	(524,275)

Income (Loss) attributable to owners of the parent		267,052	(903,271)	145,251	(523,198)
Loss attributable to non-controlling interest	14	(1,936)	(2,268)	(1,193)	(1,077)

Net Income (Loss) for the period		265,116	(905,539)	144,058	(524,275)

EARNINGS (LOSS) PER SHARE
Basic earnings (loss) per share (US$)	29	0.000442	(1.489544)	0.000240	(0.862783)
Diluted earnings (loss) per share (US$)	29	0.000442	(1.489544)	0.000240	(0.862783)

The accompanying Notes 1 to 36 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

		For the 6 months period ended		For the 3 months period ended
		June 30,		June 30,
	Note	2023	2022	2023	2022
		ThUS$	ThUS$	ThUS$	ThUS$
		Unaudited		Unaudited
NET INCOME (LOSS)		265,116	(905,539)	144,058	(524,275)
Components of other comprehensive income that will not be reclassified to income before taxes
Other comprehensive income, before taxes, gains losses by new measurements on defined benefit plans		(11,846)	(4,861)	(6,069)	(436)
Total other comprehensive (loss) that will not be reclassified to income before taxes		(11,846)	(4,861)	(6,069)	(436)
Components of other comprehensive income that will be reclassified to income before taxes
Currency translation differences
Gain (Losses) on currency translation, before tax		(4,277)	(18,186)	1,528	95,030
Other comprehensive loss, before taxes, currency translation differences		(4,277)	(18,186)	1,528	95,030
Cash flow hedges
Gains (losses) on cash flow hedges before taxes	24	(34,789)	11,930	(5,913)	3,639
Reclassification adjustment on cash flow hedges before tax	24	6,670	(11,849)	8,503	(2,960)
Amounts removed from equity and included in the carrying amount of non-financial assets (liabilities) that were acquired or incurred through a highly probable hedged forecast transaction, before tax	24	(2,750)	(1,110)	(2,750)	(1,110)
Other comprehensive income (losses), before taxes, cash flow hedges		(30,869)	(1,029)	(160)	(431)
Change in value of time value of options
Losses on change in value of time value of options before tax	24	1,777	(1,681)	(14,582)	(4,876)
Reclassification adjustments on change in value of time value of options before tax	24	15,661	6,499	10,063	3,055
Other comprehensive income (losses), before taxes, changes in the time value of the options		17,438	4,818	(4,519)	(1,821)
Total other comprehensive income (loss) that will be reclassified to income before taxes		(17,708)	(14,397)	(3,151)	92,778
Other components of other comprehensive income (loss), before taxes		(29,554)	(19,258)	(9,220)	92,342
Income tax relating to other comprehensive income that will not be reclassified to income
Income tax relating to new measurements on defined benefit plans	17	328	228	258	25
Income tax relating to other comprehensive income (loss) that will not be reclassified to income		328	228	258	25
Income tax relating to other comprehensive income (loss) that will be reclassified to income
Income tax related to cash flow hedges in other comprehensive income (loss)	17	(297)	(221)	(200)	379
Income taxes related to components of other comprehensive loss will be reclassified to income		(297)	(221)	(200)	379
Total Other comprehensive (loss)		(29,523)	(19,251)	(9,162)	92,746
Total comprehensive income (loss)		235,593	(924,790)	134,896	(431,529)
Comprehensive income (loss) attributable to owners of the parent		237,482	(926,852)	135,882	(431,249)
Comprehensive income (loss) attributable to non-controlling interests non-controlling interests		(1,889)	2,062	(986)	(280)
TOTAL COMPREHENSIVE INCOME (LOSS)		235,593	(924,790)	134,896	(431,529)

The accompanying Notes 1 to 36 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to owners of the parent
					Change in other reserves
							Gains	Actuarial
							(Losses)	gains
							from changes	or losses on
					Currency	Cash flow	in the time	defined benefit	Shares based	Other	Total		Parent’s	Non-
		Share	Other	Treasury	translation	hedging	value of the	plans	payments	sundry	other	Retained	ownership	controlling	Total
	Note	capital	equity	shares	reserve	reserve	options	reserve	reserve	reserve	reserve	earnings/(losses)	interest	interest	equity
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Equity as of January 1, 2023		13,298,486	39	(178)	(3,805,560)	36,542	(21,622)	(28,117)	37,235	(1,972,651)	(5,754,173)	(7,501,896)	42,278	(11,557)	30,721
Total increase (decrease) in equity
Net income/(loss) for the period	24	-	-	-	-	-	-	-	-	-	-	267,052	267,052	(1,936)	265,116
Other comprehensive income		-	-	-	(4,327)	(31,166)	17,438	(11,515)	-	-	(29,570)	-	(29,570)	47	(29,523)
Total comprehensive income		-	-	-	(4,327)	(31,166)	17,438	(11,515)	-	-	(29,570)	267,052	237,482	(1,889)	235,593
Transactions with shareholders
Dividends	25											(80,116)	(80,116)		(80,116)
Increase for the other contributions from the owners	24	-	17,401	-	-	-	-	-	-	(14,401)	(14,401)	-	3,000	-	3,000
Increase (decrease) through transfers and other changes, equity	24-34	(8,294,952)	(17,401)	178	-	-	-	-	-	810,302	810,302	7,559,025	57,152	(23)	57,129
Total transactions with shareholders		(8,294,952)	-	178	-	-	-	-	-	795,901	795,901	7,478,909	(19,964)	(23)	(19,987)

Closing balance as of June 30, 2023 (Unaudited)		5,003,534	39	-	(3,809,887)	5,376	(4,184)	(39,632)	37,235	(1,176,750)	(4,987,842)	244,065	259,796	(13,469)	246,327

The accompanying Notes 1 to 36 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Attributable to owners of the parent
				Change in other reserves
						Gains	Actuarial
						(Losses)	gains
						from changes	or losses on
				Currency	Cash flow	in the time	defined benefit	Shares based	Other	Total		Parent’s	Non-
		Share	Treasury	translation	hedging	value of the	plans	payments	sundry	other	Retained	ownership	controlling	Total
	Note	capital	shares	reserve	reserve	options	reserve	reserve	reserve	reserve	earnings/(losses)	interest	interest	equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity as of January 1, 2022		3,146,265	(178)	(3,772,159)	(38,390)	(17,563)	(18,750)	37,235	2,448,098	(1,361,529)	(8,841,106)	(7,056,548)	(10,356)	(7,066,904)
Total increase (decrease) in equity
Net income/(loss) for the period	24	-	-	-	-	-	-	-	-	-	(903,271)	(903,271)	(2,268)	(905,539)
Other comprehensive income		-	-	(22,517)	(1,250)	4,818	(4,632)	-	-	(23,581)	-	(23,581)	4,330	(19,251)
Total comprehensive income		-	-	(22,517)	(1,250)	4,818	(4,632)	-	-	(23,581)	(903,271)	(926,852)	2,062	(924,790)
Transactions with shareholders
Increase (decrease) through transfers and other changes, equity	24-33	-	-	-	-	-	-	-	-	-	-	-	34	34
Total transactions with shareholders		-	-	-	-	-	-	-	-	-	-	-	34	34
Closing balance as of June 30, 2022 (Unaudited)		3,146,265	(178)	(3,794,676)	(39,640)	(12,745)	(23,382)	37,235	2,448,098	(1,385,110)	(9,744,377)	(7,983,400)	(8,260)	(7,991,660)

The accompanying Notes 1 to 36 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS - DIRECT METHOD

		For the period ended
		June 30,
	Note	2023	2022
		ThUS$	ThUS$
		Unaudited
Cash flows from operating activities
Cash collection from operating activities
Proceeds from sales of goods and services		6,288,152	4,700,096
Other cash receipts from operating activities		84,953	47,069
Payments for operating activities
Payments to suppliers for the supply goods and services	34	(4,558,603)	(3,799,969)
Payments to and on behalf of employees		(681,849)	(519,223)
Other payments for operating activities		(118,672)	(132,406)
Income taxes (paid)		(11,527)	(8,411)
Other cash (outflows)	34	(32,584)	(56,282)

Net cash (outflow) inflow from operating activities		969,870	230,874
Other cash receipts from sales of equity or debt instruments of other entities		-	417
Other payments to acquire equity or debt instruments of other entities		-	(331)
Amounts raised from sale of property, plant and equipment		46,524	18,825
Purchases of property, plant and equipment		(263,739)	(212,550)
Purchases of intangible assets		(22,462)	(26,680)
Interest received		37,772	351
Other cash	34	31,111	6,300

Net cash (outflow) inflow from investing activities		(170,794)	(213,668)

Cash flows from (used in) financing activities
Payments for changes in ownership interests in subsidiaries that do not result in loss of control		(23)	-
Amounts raised from short-term loans	34	-	2,779,476
Loans from Related Entities	32	-	234,363
Loans repayments	34	(159,981)	(1,870,614)
Payments of lease liabilities	34	(96,105)	(10,718)
Payments of loans to related entities	34	-	(728,903)
Interest paid		(273,366)	(243,511)
Other cash (outflows)	34	(4,133)	(70,021)
Net cash (outflow) inflow from financing activities		(533,608)	90,072
Net increase in cash and cash equivalents before effect of exchanges rate change		265,468	107,278
Effects of variation in the exchange rate on cash and cash equivalents		43,086	(20,763)
Net increase in cash and cash equivalents		308,554	86,515
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF PERIOD	6	1,216,675	1,046,835
CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD	6	1,525,229	1,133,350

The accompanying Notes 1 to 36 form an integral part of these interim consolidated financial statements.

LATAM AIRLINES GROUP S.A. AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2023 (UNAUDITED)

NOTE 1 - GENERAL INFORMATION

LATAM Airlines Group S.A. (“LATAM” or the “Company”) is an open stock company which holds the values inscribed in the Registro de Valores of the Commission for the Financial Market, whose shares are listed in Chile on the Electronic Stock Exchange of Chile, Stock Exchange and the Santiago, Stock Exchange. Latam’s ADRs are currently trading in the United States of America on the OTC (Over-The-Counter) markets.

Its main business is the air transport of passengers and cargo, both in the domestic markets of Chile, Peru, Colombia, Ecuador and Brazil, as well as in a series of regional and international routes in America, Europe and Oceania. These businesses are developed directly or by its subsidiaries in Chile, Ecuador, Peru, Brazil, Colombia and Paraguay. In addition, the Company has subsidiaries that operate in the cargo business in Chile, Brazil and Colombia.

The Company is located in Chile, in the city of Santiago, on Avenida Presidente Riesco No. 5711, Las Condes commune.

As of June 30, 2023, the Company’s statutory capital is represented by 606,407,693,000 ordinary shares without nominal value. As of that date, 604,437,877,587 shares were subscribed and paid. The foregoing, considering the capital increase approved by the shareholders of the company at an extraordinary meeting held on July 5, 2022, in the context of the implementation of its reorganization plan approved and confirmed in the Chapter 11 Proceedings.

The major shareholders of the Company, considering the total amount of subscribed and paid shares, are (1) Banco de Chile on behalf of State Street which owns 44,28%, (2) Banco de Chile on behalf of Non-Resident Third Parties with 13.82%, Delta Air Lines with 10.05% and (4) Qatar Airways with 10,03% ownership (9.999999992% considering the total amount of authorized shares).

As of June 30, 2023, the Company had a total of 2,083 shareholders in its registry. At that date, approximately 0.01% of the Company’s capital stock was in the form of ADRs.

During 2023, the Company had an average of 33,356 employees, ending this period with a total of 34,118 collaborator, distributed in 4,914 Administration employees, 17,297 in Operations, 8,008 Cabin Crew and 3,899 Command crew.

The main subsidiaries included in these consolidated financial statements are as follows:

a)	Percentage ownership

		Country	Functional	As June 30, 2023			As December 31, 2022
Tax No.	Company	of origin	Currency	Direct	Indirect	Total	Direct	Indirect	Total
			%	%	%	%	%	%	%
					Unaudited
96.969.680-0	Lan Pax Group S.A. and Subsidiaries	Chile	US$	99.9959	0.0041	100.0000	99.9959	0.0041	100.0000
Foreign	Latam Airlines Perú S.A.	Peru	US$	23.6200	76.1900	99.8100	23.6200	76.1900	99.8100
93.383.000-4	Lan Cargo S.A.	Chile	US$	99.8940	0.0041	99.8981	99.8940	0.0041	99.8981
Foreign	Connecta Corporation	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Prime Airport Services Inc. and Subsidiary	U.S.A.	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.951.280-7	Transporte Aéreo S.A.	Chile	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.631.520-2	Fast Air Almacenes de Carga S.A.	Chile	CLP	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Laser Cargo S.R.L.	Argentina	ARS	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	Lan Cargo Overseas Limited and Subsidiaries	Bahamas	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary	Chile	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
96.575.810-0	Inversiones Lan S.A.	Chile	US$	99.9000	0.1000	100.0000	99.9000	0.1000	100.0000
96.847.880-K	Technical Trainning LATAM S.A.	Chile	CLP	99.8300	0.1700	100.0000	99.8300	0.1700	100.0000
Foreign	Latam Finance Limited	Cayman Island	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Peuco Finance Limited	Cayman Island	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Profesional Airline Services INC.	U.S.A.	US$	100.0000	0.0000	100.0000	100.0000	0.0000	100.0000
Foreign	Jarletul S.A.	Uruguay	US$	0.0000	100.0000	100.0000	0.0000	100.0000	100.0000
Foreign	LatamTravel S.R.L.	Bolivia	US$	99.0000	1.0000	100.0000	99.0000	1.0000	100.0000
76.262.894-5	Latam Travel Chile II S.A.	Chile	US$	99.9900	0.0100	100.0000	99.9900	0.0100	100.0000
Foreign	Latam Travel S.A.	Argentina	ARS	94.0100	5.9900	100.0000	94.0100	5.9900	100.0000
Foreign	TAM S.A. and Subsidiaries (*)	Brazil	BRL	63.0970	36.9030	100.0000	63.0901	36.9099	100.0000

(*)	As of June 30, 2023, the indirect participation percentage of TAM S.A. and its Subsidiaries is from Holdco I S.A., a company which LATAM Airlines Group S.A. has a 100% share on economic rights and 51.04% of political rights. Its percentage arose as a result of the provisional measure No. 863 of the Brazilian government implemented in December of 2018 that allows foreign capital to have up to 100% of the share ownership of a Brazilian Airline.

(b)	Financial Information

			Statement of financial position					Net Income
								For the period ended
								June 30,
		As of June 30, 2023			As of December 31, 2022			2023	2022
Tax No.	Company	Assets	Liabilities	Equity	Assets	Liabilities	Equity	Gain /(loss)
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
		Unaudited						Unaudited

96.969.680-0	Lan Pax Group S.A. and Subsidiaries (*)	425,728	1,808,759	(1,400,269)	392,232	1,727,968	(1,342,687)	(31,742)	(66,433)
Foreign	Latam Airlines Perú S.A.	324,420	292,127	32,293	335,773	281,178	54,595	(21,209)	(23,888)
93.383.000-4	Lan Cargo S.A.	400,206	257,784	142,422	394,378	212,094	182,284	(38,891)	(37,899)
Foreign	Connecta Corporation	86,293	32,240	54,053	78,905	22,334	56,571	(2,518)	379
Foreign	Prime Airport Services Inc. and Subsidiary (*)	25,257	23,659	1,598	25,118	24,305	813	785	354
96.951.280-7	Transporte Aéreo S.A.	280,809	158,955	121,854	283,166	177,109	106,057	16,627	(25,102)
96.631.520-2	Fast Air Almacenes de Carga S.A.	16,949	12,838	4,111	16,150	12,623	3,527	208	(56)
Foreign	Laser Cargo S.R.L.	-	2	(2)	-	3	(3)	-	-
Foreign	Lan Cargo Overseas Limited and Subsidiaries (*)	29,170	8,781	20,387	35,991	15,334	20,656	(268)	80
96.969.690-8	Lan Cargo Inversiones S.A. and Subsidiary (*)	197,186	150,205	(5,938)	220,144	148,489	11,661	(17,050)	(19,198)
96.575.810-0	Inversiones Lan S.A.	1,304	53	1,251	1,281	56	1,225	27	(47)
96.847.880-K	Technical Trainning LATAM S.A.	1,631	1,012	619	1,417	1,110	307	380	371
Foreign	Latam Finance Limited	114	208,621	(208,507)	3,011	211,517	(208,506)	(1)	(52,139)
Foreign	Peuco Finance Limited	-	-	-	-	-	-	-	-
Foreign	Profesional Airline Services INC.	39,403	35,525	3,878	56,895	53,786	3,109	770	645
Foreign	Jarletul S.A.	18	1,099	(1,081)	16	1,109	(1,093)	12	(6)
Foreign	LatamTravel S.R.L.	92	-	92	92	5	87	5	54
76.262.894-5	Latam Travel Chile II S.A.	367	1,235	(868)	368	1,234	(866)	(1)	1
Foreign	Latam Travel S.A.	6,155	1,633	4,522	7,303	2,715	4,588	(2,489)	-
Foreign	TAM S.A. and Subsidiaries (*)	3,806,403	3,278,483	527,920	3,497,848	4,231,547	(733,699)	169,341	(228,570)

(*)	The Equity reported corresponds to Equity attributable to owners of the parent, it does not include Non-controlling participation.

In addition, the following special purpose entities have been consolidated: (1) Chercán Leasing Limited, intended to finance advance payments of aircraft; (2) Guanay Finance Limited, intended for the issue of a securitized bond with future credit card payments (Liquidated in May 2023); and (3) Private investment funds and (4) Yamasa Sangyo Aircraft LA1 Kumiai, Yamasa Sangyo Aircraft LA2 Kumiai, earmarked for aircraft financing. These companies have been consolidated as required by IFRS 10.

All entities over which LATAM has control have been included in the consolidation. The Company has analyzed the control criteria in accordance with the requirements of IFRS 10.

Changes occurred in the consolidation perimeter between January 1, 2022 and June 30, 2023, are detailed below:

(1)	Incorporation or acquisition of companies

-	On December 22, 2022, LATAM Airlines Group S.A. purchased of 1,390,468,967 preferred shares of Latam Travel S.A.; consequently, the shareholding composition of Latam Travel S.A. is as follows: Lan Pax Group S.A. with 5.69%, Inversora Cordillera S.A. with 0.30% and LATAM Airlines Group S.A. with 94.01%.

-	These transactions were between LATAM Airlines Group entities and therefore did not generate any effects within the consolidated financial statements.

-	On March 29, 2023, a capital increase was made in TAM S.A. carried out a capital increase, through the contribution of LATAM Airlines Group S.A. of accounts receivable for ThUS$ 785,865; consequently, there were no significant changes in the shareholder composition and therefore did not generate any effect within the Consolidated Financial Statements.

-	On March 29, 2023, a capital increase was made in TAM Linheas Aéreas S.A carried out a capital increase, through the contribution of TAM S.A. of accounts receivable for ThUS$ 785,865; consequently, there were no significant changes in the shareholder composition and therefore did not generate any effect within the Consolidated Financial Statements.

-	On March 29, 2023, a capital increase was made in Aerovías de Integración Regional S.A. Aires S.A. through the contribution of made a capital increase where Holdco Colombia I SpA made a contribution through accounts receivable for ThUS$ 120,410, consequently, there were no significant changes in the shareholder composition and therefore did not generate any effect within the Consolidated Financial Statements.

-	On June 7, 2023, a capital increase was made in TAM S.A. carried out a capital increase, through the contribution of LATAM Airlines Group S.A. of accounts receivable for ThUS$ 308,031, consequently, there were no significant changes in the shareholder composition and therefore did not generate any effect within the Consolidated Financial Statements.

-	On June 7, 2023, a capital increase was made in TAM Linheas Aéreas S.A carried out a capital increase, through the contribution of TAM S.A. of accounts receivable for ThUS$ 308,031, consequently, there were no significant changes in the shareholder composition and therefore did not generate any effect within the Consolidated Financial Statements.

-	On June 14, 2023, Inversiones Lan S.A. made the purchase of 923 shares from third parties, for an amount of US$ 23,301, of the subsidiary Aerovías de Integración Regional S.A. Aires S.A., consequently, this transaction generated a decrease in the non-controlling interest, without generating significant effects on the Consolidated Financial Statements.

NOTE 2 - SUMMARY OF MATERIAL ACCOUNTING POLICIES

The following describes the principal accounting policies adopted in the preparation of these consolidated financial statements.

2.1.	Basis of Preparation

These consolidated financial statements of LATAM Airlines Group S.A. as of June 30, 2023 and for the six months ending June 30, 2023 and 2022, have been prepared in accordance with International Accounting Standard 34 (IAS 34) Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB).

The consolidated financial statements have been prepared under the historic-cost criterion, although modified by the valuation at fair value of certain financial instruments.

The preparation of the consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates. It also requires management to use its judgment in applying the Company’s accounting policies. Note 4 shows the areas that imply a greater degree of judgment or complexity or the areas where the assumptions and estimates are significant to the consolidated financial statements.

These consolidated financial statements have been prepared in accordance with the accounting policies used by the Company in the preparation of the 2022 consolidated financial statements, except for the standards and interpretations adopted as of January 1, 2023.

(a)	Application of new standards for the year 2023:

Accounting pronouncements with implementation effective from January 1, 2023:

	Issuance Date	Effective Date:
(i) Standards and amendments

IFRS 17: Insurance contracts, replaces IFRS 4.	May 2017	01/01/2023

Initial Application of IFRS 17 and IFRS 9 — Comparative Information (Amendment to IFRS 17)	December 2021	An entity that elects to apply the amendment applies it when it first applies IFRS 17

Amendment to IAS 1: Presentation of financial statements, on materiality accounting policies.	February 2021	01/01/2023

Amendment to IAS 8: Accounting policies, changes in accounting estimates and error, on separating between changes in accounting estimates and changes in accounting policies.	February 2021	01/01/2023

Amendment to IAS 12: Income taxes, on international tax reform – rules of the two pillar model.	May 2023	01/01/2023

Amendment to IAS 12: Income taxes, Deferred taxes related to assets and liabilities that arise from a single transaction.	May 2021	01/01/2023

The application of these accounting pronouncements as of January 1, 2023, had no significant effect on the Company’s consolidated financial statements.

(b)	Accounting pronouncements not in force for the financial year beginning on January 1, 2023:

	Issuance Date	Effective Date:
(i) Standards and amendments

Amendment to IAS 1: Presentation of financial statements, on classification of liabilities.	January 2020	01/01/2024

Amendment to IAS 1: Presentation of financial statements, on non-current liabilities with covenants.	October 2022	01/01/2024

Amendment to IFRS 16: Leases, on sales with leaseback.	September 2022	01/01/2024

Amendment to IFRS 10: Consolidated financial statements and IAS 28: Investments in associates and joint ventures.	September 2014	Not determined

Amendments to IAS 7 “Statement of cash flows” and IFRS 7 “Financial Instruments: Information to be Disclosed”	May 2023	01/01/2024

The Company’s management estimates that the adoption of the standards, amendments and interpretations described above will not have a significant impact on the Company’s consolidated financial statements in the exercise of their first application.

(c)	Chapter 11 Filing and Exit

Chapter 11 Filing and Procedure: Due to the effects on the operation of the restrictions established in the countries to control the effects of the COVID-19 pandemic, on May 25, 2020 the Board resolved unanimously that LATAM Airlines Group S.A. (“LATAM Parent”) and some subsidiaries of the group should initiate a reorganization process in the United States of America according to the rules established in the Bankruptcy Code title 11 by filing a voluntary petition for relief in accordance with the same, which was carried out on May 26, 2020. Subsequently, Piquero Leasing Limited (July 7, 2020) and TAM S.A. joined this process and its subsidiaries in Brazil (July 9, 2020) (the voluntary petitions, collectively, the “Bankruptcy Filing” and each LATAM entity that filed a petition, a “Debtor” and jointly, the “Debtors”).

The Bankruptcy Filing for each of the Debtors (each one, respectively, a “Petition Date”) was jointly administered under the caption “In re LATAM Airlines Group S.A. et al.” Case Number 20-11254. On June 18, 2022, the Bankruptcy Court issued a memorandum decision approving the Debtors’ joint plan of reorganization (the “Plan”) and rejecting all remaining objections and entered an order confirming the Plan (the “Confirmation Order”). As of November 3, 2022 (the “Effective Date”), the Plan was substantially consummated and the Debtors each emerged from the Chapter 11 proceedings as the “Reorganized Debtors”. Pursuant to the Plan, the Reorganized Debtors were permitted to operate their businesses and manage their properties without supervision of the Bankruptcy Court and free of the restrictions of the Bankruptcy Code.

Chapter 11 Exit: On June 29, 2023, following resolution of substantially all remaining matters in the Chapter 11 procedings and all appeals of the Confirmation Order, the Bankruptcy Court entered a final decree in the Chapter 11 proceedings and ordered that Case Number 20-11254 be closed (the “Final Decree”). Pursuant to the Final Decree, LATAM Parent will file with the Bankrtupcy Court its final quarterly “post confirmation report” detailing distributions made by the Reorganized Debtors during the Chapter 11 proceedings.

As part of their overall reorganization process, the Debtors also sought and received relief in certain non-U.S. jurisdictions. On May 27, 2020, the Grand Court of the Cayman Islands granted the applications of certain of the Debtors for the appointment of provisional liquidators (“JPLs”) pursuant to section 104(3) of the Companies Act (As Revised). On June 4, 2020, the 2nd Civil Court of Santiago, Chile issued an order recognizing the Chapter 11 proceedings with respect to LATAM Airlines Group S.A., Lan Cargo S.A., Fast Air Almacenes de Carga S.A., Latam Travel Chile II S.A., Lan Cargo Inversiones S.A., Transporte Aéreo S.A., Inversiones Lan S.A., Lan Pax Group S.A. and Technical Training LATAM S.A. All remedies filed against the order have been rejected and the decision has become final. On June 12, 2020, the Superintendence of Companies of Colombia granted recognition to the Chapter 11 proceedings. On July 10, 2020, the Grand Court of the Cayman Islands granted the Debtors’ application for the appointment of JPLs to Piquero Leasing Limited. On November 10, 2022 (in Chile and Colombia) and November 11, 2022 (in the Cayman Islands), LATAM filed with the respective local tribunals the final monthly report under the Protocol on Cross-Border Communications. On February 10, 2023, LATAM filed before the Superintendence of Companies of Colombia a brief requesting the termination of the Colombian cross border insolvency proceeding. On April 25, 2023 (as corrected on May 8, 2023), the Superintendence of Companies of Colombia granted LATAM’s requested relief and terminated the cross-border insolvency proceeding.

2.2.	Basis of Consolidation

(a)	Subsidiaries

Subsidiaries are all the entities (including special-purpose entities) over which the Company has the power to control the financial and operating policies, which are generally accompanied by a holding of more than half of the voting rights. In evaluating whether the Company controls another entity, the existence and effect of potential voting rights that are currently exercisable or convertible at the date of the consolidated financial statements are considered. The subsidiaries are consolidated from the date on which control is passed to the Company and they are excluded from the consolidation on the date they cease to be so controlled. The results and cash are incorporated from the date of acquisition.

Balances, transactions and unrealized gains on transactions between the Company’s entities are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment loss of the asset transferred. When necessary, in order to ensure uniformity with the policies adopted by the Company, the accounting policies of the subsidiaries are modified.

To account for and identify the financial information to be disclosed when carrying out a business combination, such as the acquisition of an entity by the Company, the acquisition method provided for in IFRS 3: Business combinations is used.

(b)	Transactions with non-controlling interests

The Group applies the policy of considering transactions with non-controlling interests, when not related to the loss of control, as equity transactions without an effect on income.

(c)	Sales of subsidiaries

When a subsidiary is sold and a percentage of participation is not retained, the Company derecognizes the assets and liabilities of the subsidiary, the non-controlling interest and other components of equity related to the subsidiary. Any gain or loss resulting from the loss of control is recognized in the consolidated income statement by function within Other gains (losses).

If LATAM Airlines Group S.A. and Subsidiaries retain an ownership of participation in the disposed subsidiary which does not represent control, this is recognized at fair value on the date that control is lost and the amounts previously recognized in Other comprehensive income are accounted as if the Company had disposed directly the assets and related liabilities, which can cause these amounts to be reclassified to profit or loss. The percentage retained valued at fair value is subsequently accounted using the equity method.

(d)	Investees or associates

Investees or associates are all entities over which LATAM Airlines Group S.A. and Subsidiaries have significant influence but have no control. This usually arises from holding between 20% and 50% of the voting rights. Investments in associates are booked using the equity method and are initially recognized at their cost.

2.3.	Foreign currency transactions

(a)	Presentation and functional currencies

The items included in the financial statements of each of the entities of LATAM Airlines Group S.A. and its Subsidiaries are valued using the currency of the main economic environment in which the entity operates (the functional currency). The functional currency of LATAM Airlines Group S.A. is the United States Dollar, which is also the presentation currency of the consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries.

(b)	Transactions and balances

Foreign currency transactions are translated to the functional currency using the exchange rates on the transaction dates. Foreign currency gains and losses resulting from the liquidation of these transactions and from the translation at the closing exchange rates of the monetary assets and liabilities denominated in foreign currency are shown in the consolidated statement of income by function except when deferred in Other comprehensive income as qualifying cash flow hedges.

(c)	Adjustment due to hyperinflation

After July 1, 2018, the Argentine economy was considered, for purposes of IFRS, hyperinflationary. The consolidated financial statements of the subsidiaries whose functional currency is the Argentine Peso have been restated.

The non-monetary items of the statement of financial position as well as the income statement, comprehensive income and cash flows of the group’s entities, whose functional currency corresponds to a hyperinflationary economy, are adjusted for inflation and re-expressed in accordance with the variation of the consumer price index (“CPI”), at each presentation date of its financial statements. The re-expression of non-monetary items is made from the date of initial recognition in the statements of financial position and considering that the financial statements are prepared under the historical cost criterion.

Net losses or gains arising from the re-expression of non-monetary ítems and income and costs are recognized in the consolidated income statement under “Result of indexation units”.

Net gains and losses on the re-expression of opening balances due to the initial application of IAS 29 are recognized in consolidated retained earnings.

Re-expression due to hyperinflation will be recorded until the period or exercise in which the economy of the entity ceases to be considered as a hyperinflationary economy. At that time, the adjustments made by hyperinflation will be part of the cost of non-monetary assets and liabilities.

The comparative amounts in the consolidated financial statements of the Company are presented in a stable currency and are not adjusted for subsequent changes in the price level or exchange rates.

(d)	Group entities

The results and the financial situation of the Group’s entities, whose functional currency is different from the presentation currency of the consolidated financial statements, of LATAM Airlines Group S.A., which does not correspond to the currency of a hyperinflationary economy, are converted into the currency of presentation as follows:

(i)	Assets and liabilities of each consolidated statement of financial position presented are translated at the closing exchange rate on the consolidated statement of financial position date;

(ii)	The revenues and expenses of each income statement account are translated at the exchange rates prevailing on the transaction dates, and

(iii)	All the resultant exchange differences by conversion are shown as a separate component in other comprehensive income, within “Gain (losses) from exchange rate difference, before tax”.

For those subsidiaries of the group whose functional currency is different from the presentation currency and corresponds to the currency of a hyperinflationary economy; its restated results, cash flow and financial situation are converted to the presentation currency at the closing exchange rate on the date of the consolidated financial statements.

The exchange rates used correspond to those fixed in the country where the subsidiary is located, whose functional currency is different to the U.S. dollar.

2.4.	Property, plant and equipment

The land of LATAM Airlines Group S.A. and its Subsidiaries, are recognized at cost less any accumulated impairment loss. The rest of the Property, plant and equipment are recorded, both at their initial recognition and their subsequent measurement, at their historical cost, restated for inflation when appropriate, less the corresponding depreciation and any loss due to impairment.

The amounts of advances paid to the aircraft manufacturers are capitalized by the Company under Construction in progress until they are received.

Subsequent costs (replacement of components, improvements, extensions, etc.) are included in the value of the initial asset or are recognized as a separate asset, only when it is probable that the future economic benefits associated with the elements of property, plant and equipment, will flow to the Company and the cost of the item can be determined reliably. The value of the replaced component is written off. The rest of the repairs and maintenance are charged to income when they are incurred.

The depreciation of the Property, plant and equipment is calculated using the linear method over their estimated technical useful lives; except in the case of certain technical components which are depreciated on the basis of cycles and hours flown. This charge is recognized in the captions “Cost of sale” and “Administrative expenses”.

The residual value and the useful life of assets are reviewed and adjusted, if necessary, once a year. Useful lives are detailed in Note 16 (d).

When the value of an asset exceeds its estimated recoverable amount, its value is immediately reduced to its recoverable amount.

Losses and gains from the sale of property, plant and equipment are calculated by comparing the consideration with the book value and are included in the consolidated statement of income.

2.5.	Intangible assets other than goodwill

(a)	Airport slots and Loyalty program

Airport slots and the Loyalty program correspond to intangible assets with indefinite useful lives and are annually tested for impairment as an integral part of the CGU Air Transport.

Airport Slots correspond to an administrative authorization to carry out operations of arrival and departure of aircraft, at a specific airport, within a certain period of time.

The Loyalty program corresponds to the system of accumulation and exchange of points that is part of TAM Linhas Aereas S.A.

The airport slots and Loyalty program were recognized at fair value under IFRS 3, as a consequence of the business combination with TAM S.A. and Subsidiaries.

(b)	Computer software

Licenses for computer software acquired are capitalized on the basis of the costs incurred in acquiring them and preparing them for using the specific software. These costs are amortized over their estimated useful lives, for which the Company has defined useful lives between 3 and 10 years.

Expenses related to the development or maintenance of computer software which do not qualify for capitalization, are shown as an expense when incurred. The personnel costs and other costs directly related to the production of unique and identifiable computer software controlled by the Company, are shown as intangible Assets other than Goodwill when they have met all the criteria for capitalization.

2.6.	Borrowing costs

Interest costs incurred for the construction of any qualified asset are capitalized over the time necessary for completing and preparing the asset for its intended use. Other interest costs are recognized in the consolidated statement of income by function when accrued.

2.7.	Losses for impairment of non-financial assets

Goodwill and intangible assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment, or more frequently if events or changes in circumstances indicate that they might be impaired. Assets subject to amortization are tested for impairment losses whenever any event or change in circumstances indicates that the carrying amount may not be recoverable. An impairment loss is recognized for the excess of the carrying amount of the asset over its recoverable amount. The recoverable amount is the fair value of an asset less the costs of sale or the value in use, whichever is greater. For the purpose of evaluating impairment losses, assets are grouped at the lowest level for which there are largely independent cash inflows (cash generating unit). Non-financial assets, other than goodwill, that would have suffered an impairment loss are reviewed if there are indicators of reversal of losses. Impairment losses are recognized in the consolidated statement of income by function under “Other gains (losses)”.

2.8.	Financial assets

The Company classifies its financial assets in the following categories: at fair value (either through other comprehensive income, or through gains or losses), and at amortized cost. The classification depends on the business model of the entity to manage the financial assets and the contractual terms of the cash flows.

The group reclassifies debt investments when, and only when, it changes its business model to manage those assets.

In the initial recognition, the Company measures a financial asset at its fair value plus, in the case of a financial asset classified at amortized cost, the transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets accounted for at fair value through profit or loss are recorded as expenses in the consolidated statement of income by function.

(a)	Debt instruments

The subsequent measurement of debt instruments depends on the group’s business model to manage the asset and cash flow characteristics of the asset. The Company has two measurement categories in which the group classifies its debt instruments:

Amortized cost: the assets held for the collection of contractual cash flows where those cash flows represent only payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in income when the asset is derecognized or impaired. Interest income from these financial assets is included in financial income using the effective interest rate method.

Fair value through profit or loss: assets that do not meet the criteria of amortized cost or fair value through other comprehensive income are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and is presented net in the consolidated statement of income by function within other gains / (losses) in the period or exercise in which it arises.

(b)	Equity instruments

Changes in the fair value of financial assets at fair value through profit or loss are recognized in other gains / (losses) in the consolidated statement of income by function as appropriate.

The Company evaluates in advance the expected credit losses associated with its debt instruments recorded at amortized cost. The applied impairment methodology depends on whether there has been a significant increase in credit risk.

2.9.	Derivative financial instruments and embedded derivatives

Derivative financial instruments and hedging activities

Initially at fair value on the date on which the derivative contract was made and are subsequently valued at their fair value. The method to recognize the resulting loss or gain depends on whether the derivative designated as a hedging instrument and, if so, the nature of the item being hedged.

The Company designates certain derivatives as:

(a)	Hedge of an identified risk associated with a recognized liability or an expected highly- probable transaction (cash-flow hedge), or

(b)	Derivatives that do not qualify for hedge accounting.

At the beginning of the transaction, the Company documents the economic relationship between the hedged items existing between the hedging instruments and the hedged items, as well as its objectives for risk management and the strategy to carry out various hedging operations. The Company also documents its assessment, both at the beginning and on an ongoing basis, as to whether the derivatives used in the hedging transactions are highly effective in offsetting the changes in the fair value or cash flows of the items being hedged.

The total fair value of the hedging derivatives is booked as Other non-current financial asset or liability if the remaining maturity of the item hedged is over 12 months, and as an Other current financial asset or liability if the remaining term of the item hedged is less than 12 months. Derivatives not booked as hedges are classified as Other financial assets or liabilities.

(a)	Cash flow hedges

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is shown in the statement of other comprehensive income. The loss or gain relating to the ineffective portion is recognized immediately in the consolidated statement of income by function under other gains (losses). Amounts accumulated in equity are reclassified to profit or loss in the periods or exercise when the hedged item affects profit or loss. When these amounts correspond to hedging derivatives of highly probable items that give rise to non-financial assets or liabilities, in which case, they are recorded as part of the non-financial assets or liabilities.

For fuel price hedges, the amounts shown in the statement of other comprehensive income are reclassified to results under the line-item Cost of sales to the extent that the fuel subject to the hedge is used.

Gains or losses related to the effective part of the change in the intrinsic value of the options are recognized in the cash flow hedge reserve within equity. Changes in the time value of the options related to the part are recognized within Other Consolidated Comprehensive Income in the costs of the hedge reserve within equity.

When a hedging instrument matures, is sold, or fails to meet the requirements to be accounted for as a hedge, any gain or loss accumulated in the statement of Other comprehensive income until that moment, remains in the statement of other comprehensive income and is reclassified to the consolidated statement of income when the hedged transaction is finally recognized.

When it is expected that the hedged transaction is no longer going to occur, the gain or loss accumulated in the statement of other comprehensive income is taken immediately to the consolidated statement of income by function as “Other gains (losses)”.

(b)	Derivatives not booked as a hedge

The changes in fair value of any derivative instrument that is not booked as a hedge are shown immediately in the consolidated statement of income in “Other gains (losses)”.

Embedded derivatives

The Company assesses the existence of embedded derivatives in financial instrument contracts. Derivatives embedded in non-derivative host contracts are treated as separate derivatives when they meet the definition of a derivative, their risks and characteristics are not closely related to those of the host contracts and the contracts are not measured at FVTPL as a whole. LATAM Airlines Group S.A. has determined that no embedded derivatives currently exist.

2.10.	Inventories

Inventories, are shown at the lower of cost and their net realizable value. The cost is determined on the basis of the weighted average cost method (WAC). The net realizable value is the estimated selling price in the normal course of business, less estimated costs necessary to make the sale.

2.11.	Trade and other accounts receivable

Commercial accounts receivable are initially recognized at their fair value and subsequently at their amortized cost in accordance with the effective rate method, less the provision for impairment according to the model of the expected credit losses. The Company applies the simplified approach permitted by IFRS 9, which requires that expected lifetime losses be recognized upon initial recognition of accounts receivable.

In the event that the Company transfers its rights to any financial asset (generally accounts receivable) to a third party in exchange for a cash payment, the Company evaluates whether all risks and rewards have been transferred, in which case the account receivable is derecognized.

The existence of significant financial difficulties on the part of the debtor, the probability that the debtor goes bankrupt or financial reorganization are considered indicators of a significant increase in credit risk.

The carrying amount of the asset is reduced as the provision account is used and the loss is recognized in the consolidated income statement under “Cost of sales”. When an account receivable is written off, it is regularized against the provision account for the account receivable.

2.12.	Cash and cash equivalents

Cash and cash equivalents include cash and bank balances, time deposits in financial institutions, and other short-term and highly liquid investments and a low risk of loss of value.

2.13.	Capital

The common shares are classified as net equity.

Incremental costs directly attributable to the issuance of new shares or options are shown in net equity as a deduction from the proceeds received from the placement of shares.

2.14.	Trade and other accounts payables

Trade payables and other accounts payable are initially recognized at fair value and subsequently at amortized cost.

2.15.	Interest-bearing loans

Financial liabilities are shown initially at their fair value, net of the costs incurred in the transaction. Later, these financial liabilities are valued at their amortized cost; any difference between the proceeds obtained (net of the necessary arrangement costs) and the repayment value, is shown in the consolidated statement of income during the term of the debt, according to the effective interest rate method.

Financial liabilities are classified in current and non-current liabilities according to the contractual payment dates of the nominal principal.

Convertible Notes

The component parts of the convertible notes issued by LATAM Airlines Group S.A. are classified separately as financial liabilities and equity in accordance with the substance of the contractual arrangements and the definitions of a financial liability and an equity instrument.

At the date of issue, the fair value of the liability component is estimated using the prevailing market interest rate for similar non-convertible instruments. This amount is recorded as a liability on an amortized cost basis using the effective interest method until extinguished upon conversion or at the instrument’s maturity date. The conversion option classified as equity is determined by the deducting the amount of the liability component from the fair value of the compound instrument as a whole. This is recognized and included in other equity, net of income tax effects. and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in other equity until the conversion option is exercised, in which case, the balance recognized in other equity will be transferred to share capital. Where the conversion option remains unexercised at maturity date of the convertible bond, the balance recognized in other equity will be transferred to retained earnings. No gain or loss is recognized in profit or loss upon conversion or expiration of the conversion option.

Transaction costs that relate to the issue of the convertible notes are allocated to the liability and equity components in proportion to the allocation of the gross proceeds. Transaction costs relating to the equity component are charged directly to equity.

2.16.	Current and deferred taxes

The tax expense for the period or exercise comprises income and deferred taxes.

The current income tax expense is calculated based on tax laws enacted at the date of the statement of financial position, in the countries in which the subsidiaries and associates operate and generate taxable income.

Deferred taxes are recognized on the temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is not accounted for if it arises from the initial recognition of an asset or a liability in a transaction other than a business combination that at the time of the transaction does not affect the accounting or the taxable profit or loss.

Deferred tax is determined using the tax rates (and laws) that have been enacted or substantially enacted at the date of the consolidated statements of financial position and are expected to apply when the related deferred tax asset is realized or the deferred tax liability discharged.

Deferred tax assets are recognized only to the extent it is probable that the future taxable profit will be available against which the temporary differences can be utilized.

The tax (current and deferred) is recognized in the statement of income by function, unless it relates to an item recognized in other comprehensive income, directly in equity. In this case the tax is also recognized in other comprehensive income or, directly in the statement of income by function, respectively.

Deferred tax assets and liabilities are offset if, and only if:

(a)	there is a legally enforceable right to set off current tax assets and liabilities, and

(b)	the deferred tax assets and liabilities relate to income taxes levied by the same taxation authority on either: (i) the same taxable entity, or (ii) different taxable entities which intend to settle current tax liabilities and assets on a net basis, or to realise the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

LATAM Airlines Group S.A. and its Subsidiaries have adopted the exception of paragraph 4A of IAS 12, incorporated in the amendment published on May 23, 2023.

2.17.	Employee benefits

(a)	Personnel vacations

The Company recognizes the expense for personnel vacations on an accrual basis.

(b)	Share-based compensation

The compensation plans implemented based on the value of the shares of the Company are recognized in the consolidated financial statements in accordance with IFRS 2: Share-based payments; for cash settled awards the fair value, updated as of the closing date of each reporting period or exercise, is recorded as a liability with charge to remuneration.

(c)	Post-employment and other long-term benefits

Provisions are made for these obligations by applying the method of the projected unit credit method, and considering estimates of future permanence, mortality rates and future wage increases determined on the basis of actuarial calculations. The discount rates are determined by reference to market interest-rate curves. Actuarial gains or losses are shown in other comprehensive income.

(d)	Incentives

The Company has an annual incentives plan for its personnel for compliance with objectives and individual contribution to the results. The incentives eventually granted consist of a given number or portion of monthly remuneration and the provision is made on the basis of the amount estimated for distribution.

(e)	Termination benefits

The group recognizes termination benefits at the earlier of the following dates: (a) when the group terminates the employee relationship; and (b) when the entity recognizes costs for a restructuring that is within the scope of IAS 37 and involves the payment of terminations benefits.

2.18.	Provisions

Provisions are recognized when:

(i)	The Company has a present legal or constructive obligation as a result of a past event;

(ii)	It is probable that payment is going to be required to settle an obligation; and

(iii)	A reliable estimate of the obligation amount can be made.

2.19.	Revenue from contracts with customers

(a)	Transportation of passengers and cargo

The Company recognizes the sale for the transportation service as a deferred income liability, which is recognized as income when the transportation service has been provided or expired. In the case of air transport services sold by the Company and that will be made by other airlines, the liability is reduced when they are remitted to said airlines. The Company periodically reviews whether it is necessary to make an adjustment to deferred income liabilities, mainly related to returns, changes, among others.

Compensations granted to clients for changes in the levels of services or billing of additional services such as additional baggage, change of seat, among others, are considered modifications of the initial contract, therefore, they are deferred until the corresponding service is provided.

(b)	Expiration of air tickets

The Company estimates on a monthly basis the probability of expiration of air tickets, with refund clauses, based on their history of use. Air tickets without a refund clause expire on the date of the flight in case the passenger does not show up.

(c)	Costs associated with the contract

The costs related to the sale of air tickets are capitalized and deferred until the moment of providing the corresponding service. These assets are included under the heading “Other current non-financial assets” in the Consolidated Classified Statement of Financial Position.

(d)	Frequent passenger program

The Company maintains the following loyalty programs: LATAMPASS’s and LATAMPASS’s Brasil, whose objective is building customer loyalty through the delivery of miles or points.

These programs give their frequent passengers the possibility of earning LATAMPASS’s miles or points, which grant the right to a selection of both air and non-air awards. Additionally, the Company sells the LATAMPASS miles or points to financial and non-financial partners through commercial alliances to award miles or points to their customers.

To reflect the miles and points earned, the loyalty program mainly includes two types of transactions that are considered revenue arrangements with multiple performance obligations: (1) Passenger Ticket Sales Earning miles or points (2) miles or points sold to financial and non-financial partner.

(1)	Passenger Ticket Sales Earning Miles or Points.

In this case, the miles or points are awarded to customers at the time that the company performs the flight.

To value the miles or points earned with travel, we consider the quantitative value a passenger receives by redeeming miles for a ticket rather than paying cash, which is referred to as Equivalent Ticket Value (“ETV”). Our estimate of ETV is adjusted for miles and points that are not likely to be redeemed (“breakage”).

The balance of miles and points that are pending to redeem are included within deferred revenue.

(2)	Miles sold to financial and non-financial partners

To value the miles or points earned through financial and non-financial partners,the performance obligations with the client are estimated separately. To calculate these performance obligations, different components that add value in the commercial contract must be considered, such as marketing, advertising and other benefits, and finally the value of the points awarded to customers based on our ETV. The value of each of these components is finally allocated in proportion to their relative prices. The performance obligations associated with the valuation of the points or miles earned become part of the Deferred Revenue, and the remaining performance obligations are recorded as revenue when the miles or points are delivered to the client.

When the miles and points are exchanged for products and services other than the services provided by the Company, the income is recognized immediately; when the exchange is made for air tickets of any airline of LATAM Airlines Group S.A. and Subsidiaries, the income is deferred until the air transport service is provided.

The miles and points that the Company estimates will not be exchanged are recognized in the results based on the consumption pattern of the miles or points effectively exchanged by customers. The Company uses statistical models to estimate the probability of exchange, which is based on historical patterns and projections.

2.20. Leases

The Company recognizes contracts that meet the definition of a lease as a right of use asset and a lease liability on the date when the underlying asset is available for use.

Right of use assets are measured at cost including the following:

-	The amount of the initial measurement of the lease liability;
-	Lease payment made at or before commencement date;
-	Initial direct costs, and
-	Restoration costs.

The right of use assets are recognized in the statement of financial position in Property, plant and equipment.

Lease liabilities include the net present value of the following payments:

-	Fixed payments including in substance fixed payment.
-	Variable lease payments that depend on an index or a rate;
-	The exercise price of a purchase option, if it is reasonably certain that the option will be exercised.

The discount rate that LATAM Airlines Group S.A. uses is the interest rate implicit in the lease, if that rate can be readily determined. This is the rate of interest that causes the present value of (a) lease payments and (b) the unguaranteed residual value to equal the sum of (i) the fair value of the underlying asset and (ii) any initial direct costs of the lessor.

LATAM Airlines Group S.A. uses its incremental borrowing rate if the interest rate implicit in the lease cannot be readily determined.

Lease liabilities are recognized in the statement of financial position under “Other financial liabilities, current or non-current”.

Interest accrued on financial liabilities is recognized in the consolidated statement of income in “Financial costs”.

Principal and interest are present in the consolidated cash flow as “Payments of lease liability” and “Interest paid”, respectively, within financing cash flows.

Payments associated with short-term leases without purchase options and leases of low-value assets are recognized on a straight-line basis in profit or loss at the time of accrual. Those payments are presented within operating cash flows.

The Company analyzes the financing agreements of aircraft, mainly considering characteristics such as:

(a)	That the Company initially acquired the aircraft or took an important part in the process of direct acquisition with the manufacturers.

(b)	Due to the contractual conditions, it is virtually certain that the Company will execute the purchase option of the aircraft at the end of the lease term.

Since these financing agreements are “substantially purchases” and not leases, the related liability is considered as a financial debt classified under IFRS 9 and continues to be presented within the “Other financial liabilities” described in Note 18. On the other hand, the aircraft are presented in Property, Plant and Equipment, as described in Note 16, as “own aircraft”.

The Group qualifies as sale and lease transactions, operations that lead to a sale according to IFRS 15. More specifically, a sale is considered as such if there is no option to purchase the goods at the end of the lease term.

If the sale by the seller-lessee is classified as a sale in accordance with IFRS 15, the underlying asset is derecognized, and a right-of-use asset equal to the portion retained proportionally of the amount of the asset is recognized.

If the sale by the seller-lessee is not classified as a sale in accordance with IFRS 15, the transferred assets are kept in the financial statements and a financial liability equal to the sale price is recognized (received from the buyer-lessor).

2.21.	Non-current assets or disposal groups classified as held for sale

Non-current assets (or disposal groups) classified as assets held for sale are shown at the lesser of their book value and the fair value less costs to sell.

2.22.	Maintenance

The costs incurred for scheduled heavy maintenance of the aircraft’s fuselage and engines are capitalized and depreciated until the next maintenance. The depreciation rate is determined on technical grounds, according to the use of the aircraft expressed in terms of cycles and flight hours.

In case of aircraft include in property, plant and equipment, these maintenance cost are capitalized as Property, plant and equipment, while in the case of aircraft on right of use, a liability is accrued based on the use of the main components is recognized, since a contractual obligation with the lessor to return the aircraft on agreed terms of maintenance levels exists. These are recognized as Cost of sales.

Both unscheduled maintenance of aircraft and engines, as well as minor maintenance, are charged to results as incurred.

2.23.	Environmental costs

Disbursements related to environmental protection are charged to results when incurred or accrue.

NOTE 3 - FINANCIAL RISK MANAGEMENT

3.1.	Financial risk factors

The Company is exposed to different financial risks: (a) market risk, (b) credit risk, and (c) liquidity risk. The risk management of the Company aims to minimize the adverse effects of financial risks affecting the company.

(a)	Market risk

Due to the nature of its operations, the Company has exposure to market factors such as: (i) fuel-price risk, (ii) exchange -rate risk (FX), and (iii) interest -rate risk.

The Company has developed policies and procedures to manage the market risk, which goal is to identify, quantify, monitor and mitigate the adverse effects of changes in market factors mentioned above.

For the foregoing, Management monitors the evolution of fuel price levels, exchange rates and interest rates, quantifies their exposures and their risk, and develops and executes hedging strategies.

(i)	Fuel-price risk

Exposure:

For the execution of its operations, the Company purchases a fuel called Jet Fuel grade 54 USGC, which is subject to the fluctuations of international fuel prices.

Mitigation:

To hedge the fuel-price risk exposure, the Company operates with derivative instruments (swaps and options) whose underlying assets may be different from Jet Fuel, such as West Texas Intermediate (“WTI”) crude, Brent (“BRENT”) crude and distillate Heating Oil (“HO”), which may have a high correlation with Jet Fuel and greater liquidity.

Fuel Hedging Results:

During the period ended June 30, 2023, the Company recognized losses of MUS$ 15.3 for fuel hedging net of premiums in the costs of sales for the year. During the period ended June 30, 2022, the Company recognized gains of MUS$11.9 for fuel hedging net of premiums in the costs of sales for the year.

As of June 30, 2023, the market value of the fuel positions amounted to MUS$ 8.7 (positive). At the end of December 2022, this market value was MUS$ 12.6 (positive).

The following tables show the level of hedge for different periods:

	Maturities
Positions as of June 30, 2023 (*) (Unaudited)	Q323	Q423	Q124	Q224	Total
Percentage of coverage over the expected volume of consumption	48%	34%	25%	3%	28%

(*)	The percentage shown in the table considers all the hedging instruments (swaps and options).

	Maturities
Positions as of December 31, 2022 (*)	Q123	Q223	Q323	Q423	Total
Percentage of coverage over the expected volume of consumption	24%	24%	15%	5%	17%

(*)	The volume shown in the table considers all the hedging instruments (swaps and options).

Sensitivity analysis

A drop in fuel price positively affects the Company through a reduction in costs. However, also negatively affects contracted positions as these are acquired to protect the Company against the risk of a rise in price. Therefore, the policy is to maintain a hedge-free percentage in order to be competitive in the event of a drop in price.

The current hedge positions are booked as cash flow hedge contracts, so a variation in the fuel price has an impact on the Company’s net equity.

The following table shows the sensitivity of financial instruments according to reasonable changes in the price of fuel and their effect on equity.

The calculations were made considering a parallel movement of US$ 5 per barrel in the underlying reference price curve at the end of June 2023 and the end of December 2022. The projection period was defined until the end of the last fuel hedging contract in force, being the last business day of the first half of 2024.

	Positions as of June 30, 2023	Positions as of December 31, 2022
Benchmark price	effect on Equity	effect on Equity
(US$ per barrel)	(MUS$)	(MUS$)
Unaudited
+5	+10.4	+2.2
-5	-9.2	-2.3

Given the fuel hedging structure for the first quarter of 2023, which considers a portion free of hedges, a vertical drop of 5 dollars in the JET reference price (considered as the monthly daily average), would have meant an impact of approximately MUS$ 65.9 lower fuel cost. For the same period, a vertical rise of 5 dollars in the JET reference price (considered as the monthly daily average), would have meant an approximate impact of MUS$ 65.5 in higher fuel costs.

(ii)	Foreign exchange rate risk:

Exposure:

The functional currency of the financial statements of the Parent Company is the US dollar, so that the risk of the Transactional and Conversion exchange rate arises mainly from the Company's business, strategic and accounting operating activities that are expressed in a monetary unit other than the functional currency.

The subsidiaries of LATAM are also exposed to foreign exchange risk whose impact affects the Company's Consolidated Income.

The largest operational exposure to LATAM's exchange risk comes from the concentration of businesses in Brazil, which are mostly denominated in Brazilian Real (BRL), and are actively managed by the Company.

At a lower concentration, the Company is also exposed to the fluctuation of other currencies, such as: Euro, Pound sterling, Australian dollar, Colombian peso, Chilean peso, Argentine peso, Paraguayan guarani, Mexican peso, Peruvian Sol and New Zealand dollar.

Mitigation:

The Company mitigates currency risk exposures by contracting hedging or non-hedging derivative instruments or through natural hedges or execution of internal operations.

Exchange Rate Hedging Results (FX):

As of June 30, 2023, the Company recognized losses of MUS$ 5.3 for FX hedging derivatives net of premiums in sales revenue for the year. At the end of June 2022, the Company recognize gains for MUS$ 1.2 for FX hedging derivatives.

As of June 30, 2023, the market value of hedging FX derivative positions is MUS$ 4.2 (negative). As of December 31, 2022, the market value of the hedging FX derivative positions was US$ 0.2 million (positive). As of June 30, 2023, the Company has current hedging FX derivatives for MUS$ 216. As of December 31, 2022, the Company holds current hedging FX derivatives of MUS$ 108.

As of June 30, 2023, the Company does not maintain for FX non-hedging derivatives. At the end of June 2022, the Company recognized losses of MUS$ 1.8 in non-hedging FX derivatives net of premiums.

Sensitivity analysis:

A depreciation of the R$/US$ exchange rate, negatively affects the Company's operating cash flows, however, also positively affects the value of the positions of derivatives contracted.

The following table shows the sensitivity of current hedging FX derivative instruments according to reasonable changes in the exchange rate and its effect on equity.

Appreciation (depreciation)	Effect on equity as of June 30, 2023	Effect on equity as of December 31, 2022
of R$/US$	(MUS$)	(MUS$)
Unaudited
-10%	-4.0	-2.9
+10%	+8.9	+3.0

Impact of Exchange rate variation in the Consolidated Income Statements (Foreign exchange gains/losses)

In the case of TAM S.A., whose functional currency is the Brazilian real, a large part of its liabilities is expressed in US dollars. Therefore, when converting financial assets and liabilities, from dollar to real, they have an impact on the result of TAM S.A., which is consolidated in the Company's Income Statement.

In order to reduce the impact on the Company's result caused by appreciations or depreciations of R$/US$, the Company carries out internal operations to reduce the net exposure in US$ for TAM S.A.

The following table shows the impact of the Exchange Rate variation on the Consolidated Income Statement when the R$/US$ exchange rate appreciates or depreciates by 10%:

	Effect on Income Statement	Effect on Income Statement
Appreciation (depreciation)	for the period ended June 30, 2023	for the period ended June 30, 2022
of R$/US$	(MUS$)	(MUS$)
	Unaudited	Unaudited
-10%	+31.1	+75.9
+10%	-31.1	-75.9

Impact of the exchange rate variation in the Equity, from translate the subsidiaries financial statements into US Dollars (Cumulative Translate Adjustment)

Since the functional currency of TAM S.A. and Subsidiaries is the Brazilian real, the Company presents the effects of the exchange rate fluctuations in Other comprehensive income (Cumulative Translation Adjustment) by converting the Statement of financial position and Income statement of TAM S.A. and Subsidiaries from their functional currency to the U.S. dollar, which is the presentation currency of the consolidated financial statement of LATAM Airlines Group S.A. and Subsidiaries.

The following table shows the impact on the Cumulative Translation Adjustment included in Other comprehensive income recognized in Total equity in the case of an appreciation or depreciation 10% the exchange rate R$/US$:

Appreciation (depreciation)	Effect at June 30, 2023	Effect at December 31, 2022
of R$/US$	(MUS$)	(MUS$)
Unaudited
-10%	+252.70	+98.11
+10%	-206.76	-80.28

(iii)	Interest -rate risk:

Exposure:

The Company has exposure to fluctuations in interest rates affecting the markets future cash flows, and current and future financial liabilities.

The Company is mainly exposed to the Secured Overnight Financing Rate (“SOFR”), also there is a minor exposure to the London InterBank Offered Rate (“LIBOR”) and other less relevant interest rates such as Brazilian Interbank Certificates of Deposit (“CDI”) . Due to the fact that the publication of LIBORceased by June 30th 2023, the company has effectively migrated to SOFR as an alternative rate, which will fully materialize on September 30th 2023. , when all these contracts will have definitive migration at rate SOFR. Such migration is already stipulated within each of the existing financial debt contracts subject to the LIBOR rate.

Of the company's financial debt subject to variable rates, 10% of the contracts maintain exposure to the LIBOR rate, and 90% are exposed to the SOFR rate. All these contracts will have exposure to the SOFR on the next rollover of each contract.

Mitigation:

Currently, 49% (52% as of December 31, 2022) of the debt is fixed against fluctuations in interest rates. Of the variable debt, most of it is indexed to the reference rate based on SOFR.

To mitigate the effect of those derivatives that will be affected by the transition from LIBOR to SOFR, the Company is following the recommendations of the relevant authorities, including the Alternative Reference Rates Committee ("ARRC") and the International Standard Derivatives Association in line with the measures generally adopted by the market for the replacement of LIBOR in debt and derivative contracts.

Rate Hedging Results:

During the period ended June 30, 2023, the Company recognized losses of US$ 1.9 million (negative) corresponding to the recognition in income for premiums paid and other concepts.

As of June 30, 2023, the value of the interest rate derivative positions corresponding to operating leases to fix the income of future plane arrivals amounted to US$ 5.0 million (positive), at the end of December 2022 this market value was US$8.8 million (positive).

As of June 30, 2023, the Company recognized a decrease in the right-of-use asset due to the expiration of derivatives for US$ 2.8 million associated with the aircraft lease. On this same date, a lower depreciation expense of the right-of-use asset for US$ 0.4 million (positive) is recognized. At the end of June 2022, the Company didn’t recognize results for this same concept.

As of June 30, 2023, the Company settled a derivative for US$ 7.7 million associated associated with hedges of leased aircraft.

Sensitivity analysis:

The following table shows the sensitivity of changes in financial obligations that are not hedged against interest-rate variations. These changes are considered reasonably possible, based on current market conditions each date.

Increase (decrease)	Positions as of June 30, 2023	Positions as of June 30, 2022
futures curve	effect on profit or loss before tax	effect on profit or loss before tax
in libor 3 months	(MUS$)	(MUS$)
	Unaudited
+ 100 basis points	-21.69	+50.66
- 100 basis points	+21.69	-50.66

A large part of the derivatives of current rates are recorded as cash flow hedge contracts, therefore, a variation in interest rates has an impact on the market value of the derivatives, whose changes affect the equity of the entity. Society.

The calculations were made by vertically increasing (decreasing) 100 base points of the interest rate curve, both scenarios being reasonably possible according to historical market conditions.

	Positions as of June 30, 2023	Positions as of December 31, 2022
Increase (decrease)	effect on equity	effect on equity
interest rate curve	(MUS$)	(MUS$)
Unaudited
+100 basis points	+8.9	+6.9
- 100 basis points	-9.2	-8.2

The sensitivity calculation hypothesis must assume that the forward curves of interest rates will not necessarily reflect the real value of the compensation of the flows. In addition, the interest rate structure is dynamic over time.

During the periods presented, the Company has not recorded amounts for ineffectiveness in the consolidated income statement for this type of coverage.

(b)	Credit risk

Credit risk occurs when the counterparty does not comply with its obligations to the Company under a specific contract or financial instrument, resulting in a loss in the market value of a financial instrument (only financial assets, not liabilities). The customer portfolio as of June 30, 2023 increased by 21% compared to the balance as of December 31, 2022, mainly due to an increase in passenger transportation operations (travel agencies and corporate) that increased by 30% in its sales, mainly affecting the payment methods credit card 36%, and cash sales 20%. In relation to the cargo business, it presented a decrease in its operations of 23% compared to December 2022. In the case of clients that were left with debt and that the administration considered risky, the corresponding measures were taken to consider their expected credit loss. The provision at the end of June 2023 had a 2% drop compared to the end of December 2022, as a result of the decrease in the portfolio due to recoveries, and due to the application of write-offs.

The Company is exposed to credit risk due to its operational activities and its financial activities, including deposits with banks and financial institutions, investments in other types of instruments, exchange rate transactions and derivatives contracts.

To reduce the credit risk related to operational activities, the company has implemented credit limits to limit the exposure of its debtors which are permanently monitored for the LATAM network, when deemed necessary, agencies have been blocked. for cargo and passenger businesses.

(i)	Financial activities

Cash surpluses that remain after the financing of assets necessary for the operation are invested according to credit limits approved by the Company’s Board, mainly in time deposits with different financial institutions, private investment funds, short-term mutual funds, and easily-liquidated corporate and sovereign bonds with short remaining maturities. These investments are booked as Cash and cash equivalents and other current financial assets.

In order to reduce counterparty risk and to ensure that the risk assumed is known and managed by the Company, investments are diversified among different banking institutions (both local and international). The Company evaluates the credit standing of each counterparty and the levels of investment, based on (i) its credit rating, (ii) the equity size of the counterparty, and (iii) investment limits according to the Company’s level of liquidity. According to these three parameters, the Company chooses the most restrictive parameter of the previous three and based on this, establishes limits for operations with each counterparty.

The Company has no guarantees to mitigate this exposure.

(ii)	Operational activities

The Company has four large sales “clusters”: travel agencies, cargo agents, airlines and credit-card administrators. The first three are governed by International Air Transport Association (“IATA”), international organization comprising most of the airlines that represent over 90% of scheduled commercial traffic and one of its main objectives is to regulate the financial transactions between airlines and travel agents and cargo. When an agency or airline does not pay their debt, it is excluded from operating with IATA’s member airlines. In the case of credit-card administrators, they are fully guaranteed by 100% by the issuing institutions.

Under certain of the Company’s credit card processing agreements, the financial institutions have the right to require that the Company maintain a reserve equal to a portion of advance ticket sales that have been processed by that financial institution, but for which the Company has not yet provided the air transportation. Additionally, the financial institutions have the ability to require additional collateral reserves or withhold payments related to receivables to be collected if increased risk is perceived related to liquidity covenants in these agreements or negative balances occur.

The exposure consists of the term granted, which fluctuates between 1 and 45 days.

One of the tools the Company uses for reducing credit risk is to participate in global entities related to the industry, such as IATA, Business Sales Processing (“BSP”), Cargo Account Settlement Systems (“CASS”), IATA Clearing House (“ICH”) and banks (credit cards). These institutions fulfill the role of collectors and distributors between airlines and travel and cargo agencies. In the case of the Clearing House, it acts as an offsetting entity between airlines for the services provided between them. A reduction in term and implementation of guarantees has been achieved through these entities.

Currently the sales invoicing of TAM Linhas Aéreas S.A. related with travel agents and cargo agents for domestic transportation in Brazil is done directly by TAM Linhas Aéreas S.A.

Credit quality of financial assets

The external credit evaluation system used by the Company is provided by IATA. Internal systems are also used for particular evaluations or specific markets based on trade reports available on the local market. The internal classification system is complementary to the external one, i.e. for agencies or airlines not members of IATA, the internal demands are greater.

To reduce the credit risk associated with operational activities, the Company has established credit limits to abridge the exposure of their debtors which are monitored permanently (mainly in case of operational activities of TAM Linhas Aéreas S.A. with travel agents). The bad-debt rate in the principal countries where the Company has a presence is insignificant.

(c)	Liquidity risk

Liquidity risk represents the risk that the Company does not have sufficient funds to pay its obligations.

Due to the cyclical nature of its business, the operation and investment needs, along with the need for financing, the Company requires liquid funds, defined as Cash and cash equivalents plus other short-term financial assets, to meet its payment obligations.

The balance of liquid funds, future cash generation and the ability to obtain financing, provide the Company with alternatives to meet future investment and financing commitments.

As of June 30, 2023, the balance of liquid funds is MUS$ 1.525 (MUS $ 1,216 as of December 31, 2022), which are invested in short-term instruments through financial entities with a high credit rating classification.

As of June 30, 2023, LATAM maintains two engaged Revolving Credit Facility for a total of MUS$ 1.100, one for an amount of MUS$ 600 and another for an amount of MUS$ 500, which are fully available. The first of these lines is secured by and subject to the availability of certain collateral (i.e. aircraft, engines and spare parts). The second one, is secured by certain intangibles assets of the Company, which are shared with other Chapter 11 exit financing.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of June 30, 2023 (Unaudited)

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than				Annual
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans
0-E	GOLDMAN SACHS	U.S.A.	US$	44,114	132,626	347,585	1,301,538	-	1,825,863	1,094,500	Quarterly	19.91	14.64
0-E	SANTANDER	Spain	US$	18,967	36,170	-	-	-	55,137	53,213	Quarterly	8.27	8.01

Obligations with the public
97.036.000-K	SANTANDER	Chile	UF	-	3,438	6,876	6,876	199,407	216,597	171,899	To the expiration	2.00	2.00
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	-	153,813	307,625	727,531	840,438	2,029,407	1,150,000	To the expiration	15.00	13.38
97.036.000-K	SANTANDER	Chile	US$	-	-	-	-	6	6	3	To the expiration	1.00	1.00

Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	5,757	17,591	47,445	46,008	138,152	254,953	177,233	Quarterly	6.76	6.76
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	4,886	16,853	46,465	43,915	65,784	177,903	137,842	Quarterly/Monthly	8.70	8.70

Other guaranteed obligation
0-E	EXIM BANK	U.S.A.	US$	452	1,349	33,551	43,506	27,536	106,394	99,109	Quarterly	2.29	2.05
0-E	MUFG	U.S.A.	US$	13,088	38,684	42,041	-	-	93,813	87,297	Quarterly	7.30	7.30
0-E	CREDIT AGRICOLE	France	US$	6,437	33,928	76,705	262,955	-	380,025	275,000	To the expiration	9.16	9.16

Financial lease
0-E	CITIBANK	U.S.A.	US$	1,688	1,673	-	-	-	3,361	3,281	Quarterly	7.58	6.78
0-E	BNP PARIBAS	U.S.A.	US$	6,920	8,384	-	-	-	15,304	14,929	Quarterly	6.99	6.40
0-E	NATIXIS	France	US$	10,676	31,786	81,551	77,010	119,286	320,309	227,236	Quarterly	7.29	7.29
0-E	US BANK	U.S.A.	US$	18,030	53,953	50,130	-	-	122,113	118,630	Quarterly	4.36	3.13
0-E	PK AIRFINANCE	U.S.A.	US$	1,734	5,083	3,318	-	-	10,135	9,514	Quarterly	6.96	6.96
0-E	EXIM BANK	U.S.A.	US$	3,215	9,666	176,666	168,048	104,179	461,774	413,072	Quarterly	4.12	3.29
0-E	BANK OF UTAH	U.S.A.	US$	5,883	17,674	47,434	55,588	128,330	254,909	177,535	Monthly	10.71	10.71

Others loans
0-E	OTHERS (*)	Chile	US$	101	-	-	-	-	101	101	To the expiration	-	-

	TOTAL			141,948	562,671	1,267,392	2,732,975	1,623,118	6,328,104	4,210,394

(*)	Obligation with creditors for executed letters of credit.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of June 30, 2023 (Unaudited)

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

					More than	More than	More than
				Up to	90 days	one to	three to	More than				Annual
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Financial leases
0-E	NATIXIS	France	US$	510	1,530	4,080	10,906	-	17,026	17,026	Quarterly	-	-
	TOTAL			510	1,530	4,080	10,906	-	17,026	17,026

Class of liability for the analysis of liquidity risk ordered by date of maturity as of June 30, 2023 (Unaudited)

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than				Annual
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Lease Liability
	AIRCRAFT	OTHERS	US$	87,904	312,521	888,939	763,712	991,514	3,044,590	2,177,052	-	-	-
	OTHER ASSETS	OTHERS	US$	2,854	7,527	18,314	1,542	1,583	31,820	28,546	-	-	-
			CLP	20	59	138	-	-	217	161
			UF	874	1,864	2,918	2,622	6,162	14,440	13,921	-	-	-
			COP	86	256	172	-	-	514	450	-	-	-
			EUR	89	177	192	-	-	458	432	-	-	-
			BRL	2,300	6,778	15,565	13,952	28,485	67,080	35,065
			MXN	13	39	31	-	-	83	78	-	-	-

Trade and other accounts payables
	OTHERS	OTHERS	US$	691,328	18,605	-	-	-	709,933	709,933	-	-	-
			CLP	25,176	39,141	-	-	-	64,317	64,317	-	-	-
			BRL	389,965	19,509	-	-	-	409,474	409,474	-	-	-
			Other currency	113,000	5,189	-	-	-	118,189	118,189	-	-	-

	Total			1,313,609	411,665	926,269	781,828	1,027,744	4,461,115	3,557,618

	Total consolidated			1,456,067	975,866	2,197,741	3,525,709	2,650,862	10,806,245	7,785,038

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2022

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2 Chile.

						More than		More than		More than
				Up to		90 days		one to		three to		More than				Annual
		Creditor		90		to one		three		five		five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days		year		years		years		years	Total	value	Amortization	rate	rate
				ThUS$		ThUS$		ThUS$		ThUS$		ThUS$	ThUS$	ThUS$		%	%
Bank loans

0-E	GOLDMAN SACHS	U.S.A.	US$	32,071		122,278		323,125		1,361,595		-	1,839,069	1,100,000	Quarterly	18.46	13.38
0-E	SANTANDER	Spain	US$	19,164		55,288		-		-		-	74,452	70,951	Quarterly	7.26	7.26

Obligations with the public
97.036.000-K	SANTANDER	Chile	UF	-		3,136		6,271		6,271		178,736	194,414	156,783	To the expiration	2.00	2.00
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	-		152,531		307,625		757,625		887,250	2,105,031	1,150,000	To the expiration	15.00	13.38
97.036.000-K	SANTANDER	Chile	US$		-		-		-		-	6	6	3	To the expiration	1.00	1.00

Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	6,692		14,705		39,215		39,215		138,345	238,172	184,198	Quarterly	5.76	5.76
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	3,839		13,465		45,564		43,444		75,505	181,817	141,605	Quartely/Monthly	8.20	8.20

Other guaranteed obligation
0-E	EXIM BANK	U.S.A.	US$	394		1,171		12,119		21,111		60,857	95,652	86,612	Quarterly	2.01	1.78
0-E	MUFG	U.S.A.	US$	13,091		38,914		69,916		-		-	121,921	112,388	Quarterly	6.23	6.23
0-E	CREDIT AGRICOLE	France	US$	5,769		31,478		70,890		267,615		-	375,752	275,000	To the expiration	8.24	8.24

Financial lease
0-E	CITIBANK	U.S.A.	US$	6,995		5,844		-		-		-	12,839	12,514	Quarterly	6.19	5.47
0-E	BNP PARIBAS	U.S.A.	US$	6,978		20,662		1,543		-		-	29,183	28,165	Quarterly	5.99	5.39
0-E	NATIXIS	France	US$	9,864		29,468		75,525		70,787		129,582	315,226	239,138	Quarterly	6.44	6.44
0-E	US BANK	U.S.A.	US$	18,072		54,088		86,076		-		-	158,236	152,693	Quarterly	4.06	2.85
0-E	PK AIRFINANCE	U.S.A.	US$	1,749		5,165		6,665		-		-	13,579	12,590	Quarterly	5.97	5.97
0-E	EXIM BANK	U.S.A.	US$	3,176		9,681		137,930		193,551		157,978	502,316	446,509	Quarterly	3.58	2.79
0-E	BANK OF UTAH	U.S.A.	US$	5,878		17,651		47,306		50,649		145,184	266,668	182,237	Monthly	10.45	10.45

Others loans
0-E	OTHERS (*)	Chile	US$	2,028		-		-		-		-	2,028	2,028	To the expiration	-	-

	TOTAL			135,760		575,525		1,229,770		2,811,863		1,773,443	6,526,361	4,353,414

(*)	Obligation with creditors for executed letters of credit.

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2022

Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil.

					More than	More than	More than
				Up to	90 days	one to	three to	More than				Annual
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Financial leases

0-E	NATIXIS	France	US$	510	1,530	4,080	4,080	7,846	18,046	18,046	Semiannual/Quarterly	7.23	7.23

Bank loans

0-E	MERRIL LYNCH CREDIT PRODUCTS LLC	Brazil	BRL	304,549	-	-	-	-	304,549	304,549	Monthly	3.95	3.95

	TOTAL			305,059	1,530	4,080	4,080	7,846	322,595	322,595

Class of liability for the analysis of liquidity risk ordered by date of maturity as of December 31, 2022

Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

					More than	More than	More than
				Up to	90 days	one to	three to	More than				Annual
		Creditor		90	to one	three	five	five		Nominal		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	Total	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Lease Liability
	AIRCRAFT	OTHERS	US$	80,602	250,297	845,215	776,431	1,094,935	3,047,480	2,134,968	-	-	-
	OTHER ASSETS	OTHERS	US$	1,727	8,080	20,641	6,251	1,763	38,462	35,157	-	-	-
			CLP	20	34	69	-	-	123	111	-	-	-
			UF	574	1,568	3,007	2,515	6,273	13,937	11,703	-	-	-
			COP	76	227	301	-	-	604	518	-	-	-
			EUR	84	253	246	24	-	607	571	-	-	-
			BRL	2,064	6,192	14,851	12,491	28,625	64,223	33,425

Trade and other accounts payables
-	OTHERS	OTHERS	US$	80,557	58,342	-	-	-	138,899	138,899	-	-	-
			CLP	168,393	1,231	-	-	-	169,624	169,624	-	-	-
			BRL	370,772	5,242	-	-	-	376,014	376,014	-	-	-
			Other currency	583,118	3,935	-	-	-	587,053	587,053	-	-	-
Accounts payable to related parties currents
Foreign	Inversora Aeronáutica Argentina S.A.	Argentina	US$	5	-	-	-	-	5	5	-	-	-
Foreign	Patagonia Seafarms INC	U.S.A.	CLP	7	-	-	-	-	7	7	-	-	-

	Total			1,287,999	335,401	884,330	797,712	1,131,596	4,437,038	3,488,055

	Total consolidated			1,728,818	919,161	2,118,180	3,613,655	2,912,885	11,285,994	8,164,064

The Company has fuel, interest rate and exchange rate hedging strategies involving derivatives contracts with different financial institutions.

As of June 30, 2023, the Company maintains guarantees for MUS$ 35.2 corresponding to derivative transactions. The increase is due to: i) Increase in the number of hedging contracts and ii) changes in fuel prices, exchange rates and interest rates. At the end of 2022, the Company had guarantees for MUS$ 7.5 corresponding to derivative transactions.

3.2.	Capital risk management

The objectives of the Company, in relation to capital management are: (i) to meet the minimum equity requirements and (ii) to maintain an optimal capital structure.

The Company monitors contractual obligations and regulatory requirements in the different countries where the group’s companies are domiciled to ensure faithful compliance with the minimum equity requirement, the most restrictive limit of which is to maintain positive liquid equity.

Additionally, the Company periodically monitors the short and long term cash flow projections to ensure that it has sufficient cash generation alternatives to meet future investment and financing commitments.

The international credit rating of the Company is the result of the ability to meet long-term financial commitments. As of June 30, 2023, the Company has a national rating of BBB- by Fitch, a rating of B- by Standard & Poor’s, and a preliminary rating at the exit of the Chapter 11 process of B2 with a stable outlook by Moody’s.

3.3.	Estimates of fair value.

At June 30, 2023, the Company maintained financial instruments that should be recorded at fair value. These are grouped into two categories:

1.	Derivative financial instruments:

This category includes the following instruments:

-	Interest rate derivative contracts,

-	Fuel derivative contracts,

-	Currency derivative contracts.

2.	Financial Investments:

This category includes the following instruments:

-	Investments in short-term Mutual Funds (cash equivalent).

The Company has classified the fair value measurement using a hierarchy that reflects the level of information used in the assessment. This hierarchy consists of 3 levels (I) fair value based on quoted prices in active markets for identical assets or liabilities, (II) fair value calculated through valuation methods based on inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) and (III) fair value based on inputs for the asset or liability that are not based on observable market data.

The fair value of financial instruments traded in active markets, such as investments acquired for trading, is based on quoted market prices at the close of the period using the current price of the buyer. The fair value of financial assets not traded in active markets (derivative contracts) is determined using valuation techniques that maximize use of available market information. Valuation techniques generally used by the Company are quoted market prices of similar instruments and / or estimating the present value of future cash flows using forward price curves of the market at period end.

The following table shows the classification of financial instruments at fair value, depending on the level of information used in the assessment:

	As of June 30, 2023					As of December 31, 2022
		Fair value measurements using values considered as				Fair value measurements using values considered as
	Fair value	Level I	Level II	Level III	Fair value	Level I	Level II	Level III
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Assets

Cash and cash equivalents	66,648	66,648	-	-	95,452	95,452	-	-
Short-term mutual funds	66,648	66,648	-	-	95,452	95,452	-	-

Other financial assets, current	14,144	-	14,144	-	21,601	-	21,601	-
Fair value interest rate derivatives	5,022	-	5,022	-	8,816	-	8,816	-
Fair value of fuel derivatives	9,122	-	9,122	-	12,594	-	12,594	-
Fair value of foreign currency derivative	-	-	-	-	191	-	191	-
Private investment funds	-	-	-	-	-	-	-	-

Liabilities

Other financial liabilities, current	4,548	-	4,548	-	-	-	-	-
Fair value of interest rate derivatives	378	-	378	-	-	-	-	-
Fair value of foreign currency derivatives	4,170	-	4,170	-	-	-	-	-

Additionally, at June 30, 2023, the Company has financial instruments which are not recorded at fair value. In order to meet the disclosure requirements of fair values, the Company has valued these instruments as shown in the table below:

	As of June 30, 2023		As of December 31, 2022
	Book	Fair	Book	Fair
	value	value	value	value
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Cash and cash equivalents	1,458,581	1,458,581	1,121,223	1,121,223
Cash on hand	2,022	2,022	2,248	2,248
Bank balance	838,551	838,551	480,566	480,566
Overnight	72,426	72,426	259,129	259,129
Time deposits	545,582	545,582	379,280	379,280
Other financial assets, current	184,623	184,623	481,914	481,914
Other financial assets	184,623	184,623	481,914	481,914
Trade debtors, other accounts receivable and Current accounts receivable	1,287,604	1,287,604	1,008,109	1,008,109
Accounts receivable from entities related, current	4,119	4,119	19,523	19,523
Other financial assets, not current	16,975	16,975	15,517	15,517
Accounts receivable, non-current	12,850	12,850	12,743	12,743

Other current financial liabilities	534,024	862,871	802,841	824,167
Accounts payable for trade and other accounts payable, current	1,624,534	1,624,534	1,627,992	1,627,992
Accounts payable to entities related, current	-	-	12	12
Other financial liabilities, not current	5,863,419	5,523,801	5,979,039	5,533,131
Accounts payable, not current	385,987	385,987	326,284	326,284

The book values of accounts receivable and payable are assumed to approximate their fair values, due to their short-term nature. In the case of cash on hand, bank balances, overnight, time deposits and accounts payable, non-current, fair value approximates their carrying values.

The fair value of other financial liabilities is estimated by discounting the future contractual cash flows at the current market interest rate for similar financial instruments (Level II). In the case of Other financial assets, the valuation was performed according to market prices at period end.

NOTE 4 - ACCOUNTING ESTIMATES AND JUDGMENTS

The Company has used estimates to value and record some of the assets, liabilities, income, expenses and commitments. Basically, these estimates refer to:

(a)	Impairment of Intangible asset with indefinite useful life

Management conducts an impairment test annually or more frequently if events or changes in circumstances indicate potential impairment. An impairment loss is recognized for the amount by which the carrying amount of the cash generating unit (CGU) exceeds its recoverable amount.

Management’s value-in-use calculations included significant judgments and assumptions relating to revenue growth rates, exchange rates, discount rates, inflation rates, fuel price. The estimation of these assumptions requires significant judgment by management as these variables are inherently uncertain; however, the assumptions used are consistent with the Company’s forecasts approved by management. Therefore, management evaluates and updates the estimates as necessary in light of conditions that affect these variables. The main assumptions used as well as the corresponding sensitivity analyses are shown in Note 15.

(b)	Depreciation expense and impairment Properties, Plant and Equipment

The depreciation of assets is calculated based on a straight-line basis, except for certain technical components depreciated on cycles and hours flown. These useful lives are reviewed on an annual basis according to the Company’s future economic benefits associated with them.

Changes in circumstances such as: technological advances, business model, planned use of assets or capital strategy may result in a useful life different from what has been estimated. When it is determined that the useful life of property, plant, and equipment must be reduced, as may occur in line with changes in planned usage of assets, the difference between the net book value and estimated recoverable value is depreciated, in accordance with the revised remaining useful life.

The residual values are estimated according to the market value that the assets will have at the end of their life. The residual value and useful life of the assets are reviewed, and adjusted if necessary, once a year. When the value of an asset is greater than its estimated recoverable amount, its value is immediately reduced to its recoverable amount.

The Company has concluded that the Properties, Plant and Equipment cannot generate cash inflows to a large extent independent of other assets, therefore the impairment assessment is made as an integral part of the only Cash Generating Unit maintained by the Company, Air Transport. The Company checks when there are signs of impairment, whether the assets have suffered any impairment losses at the Cash Generated Unit level.

(c)	Recoverability of deferred tax assets

Management records deferred taxes on the temporary differences that arise between the tax bases of assets and liabilities and their amounts in the financial statements. Deferred tax assets on tax losses are recognized to the extent that it is probable that future tax benefits will be available to offset temporary differences.

The Company applies significant judgment in evaluating the recoverability of deferred tax assets. In determining the amounts of the deferred tax asset to be accounted for, management considers tax planning strategies, historical profitability, projected future taxable income (considering assumptions such as: growth rate, exchange rate, discount rate and fuel price consistent with those used in the impairment analysis of the group’s cash-generating unit) and the expected timing of reversals of existing temporary differences.

(d)	Air tickets sold that will not be finally used.

The Company records the sale of air tickets as deferred income. Ordinary income from the sale of tickets is recognized in the income statement when the passenger transportation service is provided or expires due to non-use. The Company evaluates the probability of expiration of air tickets on a monthly basis, based on the history of use. A change in this probability could impact revenue in the year in which the change occurs and in future years.

As of June 30, 2023, deferred revenues associated with air tickets sold amount to ThUS$1,944,397 (ThUS$1,574,145 as of December 31, 2022). A hypothetical change of one percentage point in passenger behavior with respect to use would result in an impact of up to ThUS$8,210 per month.

(e)	Valuation of the miles and points awarded to the holders of the loyalty programs, pending use.

As of June 30, 2023, deferred income associated with the LATAM Pass loyalty program from Spanish-speaking countries increased to ThUS$ 1,142,505 (ThUS$ 1,120,565 as of December 31, 2022). A hypothetical change of one percentage point in the probability of redemption would translate into a cumulative impact of ThUS$ 30,727 on the results of 2023. Deferred income associated with the LATAM Pass Brazil loyalty program increased to ThUS$ 154,434 as of June 30, 2023 (ThUS$140,486 as of December 31, 2022). A hypothetical change of one percentage point in the exchange probability would result in an accumulated impact of ThUS$ 4,455 on the results of 2023 (ThUS$ 6,986 as of June 30, 2022).

Management used statistical models to estimate the miles and points awarded that will not be redeemed by the program’s members (breakage) which involved significant judgments and assumptions relating to the historical redemption and expiration activity and forecasted redemption and expiration patterns.

(f)	Legal Contingencies

In the case of known contingencies, the Company records a provision when it has a present obligation, whether legal or constructive, as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the obligation amount can be made. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events, the likelihood of loss being incurred and when determining whether a reliable estimate of the loss can be made. The Company assesses its liabilities and contingencies based upon the best information available, uses the knowledge, experience and professional judgment to the specific characteristics of the known risks. This process facilitates the early assessment and quantification of potential risks in individual cases or in the development of contingent matters. If we are unable to reliably estimate the obligation or conclude no loss is probable but it is reasonably possible that a loss may be incurred, no provision is recorded but the contingency is disclosed in the notes to the consolidated financial statements.

(g)	Leases

During 2022, as a result of the arrival of new aircraft and the significant change in the flows of many current contracts, the Company evaluated the relevance in the current scenario of continuing to use the implicit rate, a methodology used in recent years, or whether it should in instead use a different approximation for calculating the rate. It was concluded that the implicit rate was not being able to reflect the economic environment in which the company operates, therefore it was not accurately representing the Company’s indebtedness conditions. Because of this, all new contracts entered into from 2022 and all contracts that were modified during 2022 used the incremental rate. Existing contracts that remained unchanged continued using the original implicit discount rate.

(i)	Discount rate

The discount rates used to calculate the aircraft lease debt correspond to: (i) For aircraft that did not have contractual changes associated with the exit from Chapter 11, the rate used was the implicit rate of the contract, this is the discount rate that results from the aggregate present value of the minimum lease payments and the unguaranteed residual value, and (ii) For aircraft that had contractual changes associated with exit from Chapter 11, the rate used was the incremental rate, this discount rate was calculated considering our recent aircraft debt negotiations, as well as publicly available data for instruments with similar characteristics when calculating our incremental borrowing rates.

For assets other than aircraft, the estimated lessee’s incremental borrowing rate, which is derived from information available at the lease inception date, was used to determine the present value of the lease payments. We consider our recent debt issuances as well as publicly available data for instruments with similar characteristics when calculating our incremental borrowing ratios.

A decrease of one percentage point in our estimate of the rates used to determine the lease liabilities current registered fleet as of June 30, 2023 would increase the lease liability by approximately MUS$ 78.

(ii)	Lease term

In determining the lease term, all facts and circumstances that create an economic incentive to exercise an extension option are considered. Extension options (or periods after termination options) are only included in the lease term if it is reasonably certain that the lease will be extended (or not terminated). This is reviewed if a significant event or significant change in circumstances occurs that affects this assessment and is within the lessee’s control.

These estimates are made based on the best information available on the events analyzed.

In any case, it is possible that events that may take place in the future make it necessary to modify them in future periods, which would be done prospectively.

NOTE 5 - SEGMENT INFORMATION

As of June 30, 2023, the Company considers that it has a single operating segment, Air Transport. This segment corresponds to the route network for air transport and is based on the way in which the business is managed, according to the centralized nature of its operations, the ability to open and close routes, as well as reassignment (airplanes, crew, personnel, etc.) within the network, which implies a functional interrelation between all of them, making them inseparable. This segment definition is one of the most common in the worldwide airline industry.

The Company’s revenues by geographic area are as follows:

	For the 6 months period ended		For the 3 months period ended
	At June 30,		At June 30,
	2023	2022	2023	2022
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Peru	428,839	385,131	211,549	202,093
Argentina	136,849	89,301	63,343	47,420
U.S.A.	529,042	506,527	239,056	266,780
Europe	408,102	385,428	177,242	189,903
Colombia	288,897	265,453	155,097	137,742
Brazil	2,193,019	1,475,226	1,102,327	835,577
Ecuador	164,346	118,806	84,241	63,081
Chile	917,600	704,285	424,723	344,326
Asia Pacific and rest of Latin America	337,825	162,994	175,299	89,292
Income from ordinary activities	5,404,519	4,093,151	2,632,877	2,176,214
Other operating income	77,002	91,967	43,186	49,873

The Company allocates revenues by geographic area based on the point of sale of the passenger ticket or cargo. Assets are composed primarily of aircraft and aeronautical equipment, which are used throughout the different countries, so it is not possible to assign a geographic area.

The Company has no customers that individually represent more than 10% of sales.

NOTE 6 - CASH AND CASH EQUIVALENTS

	As of	As of
	June 30,	December 31,
	2023	2022
	ThUS$	ThUS$
	Unaudited
Cash on hand	2,022	2,248
Bank balances (1)	838,551	480,566
Overnight	72,426	259,129
Total Cash	912,999	741,943

Cash equivalents
Time deposits	545,582	379,280
Mutual funds	66,648	95,452
Total cash equivalents	612,230	474,732

Total cash and cash equivalents	1,525,229	1,216,675

(1)	As of June 30, 2023, within the item bank balances are ThUS$ 547,954 related to banks accounts that pay interest to the Company for the daily or monthly balances (ThUS$ 274,235 as of December 31, 2022)

Cash and cash equivalents are denominated in the following currencies:

	As of	As of
	June 30,	December 31,
Currency	2023	2022
	ThUS$	ThUS$
	Unaudited
Argentine peso	10,945	10,711
Brazilian real	249,986	193,289
Chilean peso	32,270	17,643
Colombian peso	57,466	22,607
Euro	27,684	19,361
US Dollar	1,062,353	906,666
Other currencies	84,525	46,398
Total	1,525,229	1,216,675

NOTE 7 - FINANCIAL INSTRUMENTS

Financial instruments by category

As of June 30, 2023 (Unaudited)

	Measured at amortized	At fair value with changes	Hedge
Assets	cost	in results	derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$

Cash and cash equivalents	1,458,581	66,648	-	1,525,229
Other financial assets, current	184,623	-	14,144	198,767
Trade and others accounts receivable, current	1,287,604	-	-	1,287,604
Accounts receivable from related entities, current	4,119	-	-	4,119
Other financial assets, non current	16,975	-	-	16,975
Accounts receivable, non current	12,850	-	-	12,850
		-	-	-
Total	2,964,752	66,648	14,144	3,045,544

	Measured at
	amortized	Hedge
Liabilities	cost	derivatives	Total
	ThUS$	ThUS$	ThUS$

Other financial liabilities, current	534,024	4,548	538,572
Trade and others accounts payable, current	1,624,534	-	1,624,534
Other financial liabilities, non-current	5,863,419	-	5,863,419
Accounts payable, non-current	385,987	-	385,987
Total	8,407,964	4,548	8,412,512

As of December 31, 2022

	Measured at	At fair value
	amortized	with changes	Hedge
Assets	cost	in results	derivatives	Total
	ThUS$	ThUS$	ThUS$	ThUS$

Cash and cash equivalents	1,121,223	95,452	-	1,216,675
Other financial assets, current (*)	481,914	-	21,601	503,515
Trade and others accounts receivable, current	1,008,109	-	-	1,008,109
Accounts receivable from related entities, current	19,523	-	-	19,523
Other financial assets, non current	15,517	-	-	15,517
Accounts receivable, non current	12,743	-	-	12,743
Total	2,659,029	95,452	21,601	2,776,082

	Measured at
	amortized
Liabilities	cost	Total
	ThUS$	ThUS$

Other financial liabilities, current	802,841	802,841
Trade and others accounts payable, current	1,627,992	1,627,992
Accounts payable to related entities, current	12	12
Other financial liabilities, non-current	5,979,039	5,979,039
Accounts payable, non-current	326,284	326,284
Total	8,736,168	8,736,168

(*)	The values presented and measured at amortized cost, mainly correspond to ThUS$340,008 of funds delivered as restricted advances (as described in Note 11) and guarantees delivered.

NOTE 8 - TRADE AND OTHER ACCOUNTS RECEIVABLE CURRENT, AND NON-CURRENT ACCOUNTS RECEIVABLE

	As of June 30, 2023	As of December 31, 2022
	ThUS$	ThUS$
	Unaudited
Trade accounts receivable	1,154,005	952,625
Other accounts receivable	212,383	135,459
Total trade and other accounts receivable	1,366,388	1,088,084
Less: Expected credit loss	(65,934)	(67,232)
Total net trade and accounts receivable	1,300,454	1,020,852
Less: non-current portion – accounts receivable	(12,850)	(12,743)
Trade and other accounts receivable, current	1,287,604	1,008,109

The fair value of trade and other accounts receivable does not differ significantly from the book value.

To determine the expected credit losses, the Company groups accounts receivable for passenger and cargo transportation depending on the characteristics of shared credit risk and maturity.

	As of June 30, 2023			As December 31, 2022
	Expected	Gross book	Impairment loss	Expected	Gross book	Impairment loss
Portfolio maturity	loss rate (1)	value (2)	Provision	loss rate (1)	value (2)	Provision
	%	ThUS$	ThUS$	%	ThUS$	ThUS$
	Unaudited
Up to date	1%	1,047,006	(8,480)	1%	745,334	(8,749)
From 1 to 90 days	2%	44,368	(837)	3%	142,780	(3,758)
From 91 to 180 days	56%	9,023	(5,079)	15%	8,622	(1,297)
From 181 to 360 days	68%	5,005	(3,397)	79%	8,269	(6,565)
more of 360 days	99%	48,603	(48,141)	98%	47,620	(46,863)
Total		1,154,005	(65,934)		952,625	(67,232)

(1)	Corresponds to the consolidated expected rate of accounts receivable.
(2)	The gross book value represents the maximum credit risk value of trade accounts receivables.

Currency balances composition of Trade and other accounts receivable and non-current accounts receivable are as follow:

	As of	As of
	June 30,	December 31,
Currency	2023	2022
	ThUS$	ThUS$
	Unaudited
Argentine Peso	22,220	25,559
Brazilian Real	915,821	523,467
Chilean Peso	61,294	36,626
Colombian Peso	6,033	6,779
Euro	17,003	12,506
US Dollar	225,004	376,900
Swedish crown	610	223
Australian Dollar	11,078	9,808
Swiss Franc	2,317	2,621
Pound Sterling	13,857	9,149
Mexican pesos	4,935	1,536
Uruguayan Peso	85	45
Korean won	8,579	6,337
Japanese Yen	4,262	2,802
Other Currencies	7,356	6,494
Total	1,300,454	1,020,852

Movements in the provision for impairment losses of trade receivables are as follows:

	Opening		(Increase)	Closing
	balance	Write-offs	Decrease	balance
	ThUS$	ThUS$	ThUS$	ThUS$
Periods
From January 1 to June 30, 2022 (Unaudited)	(81,004)	2,656	(11,545)	(89,893)
From July 1 to December 31, 2022 (Unaudited)	(89,893)	3,310	19,351	(67,232)
From January 1 to June 30, 2023 (Unaudited)	(67,232)	3,211	(1,913)	(65,934)

Once pre-judicial and judicial collection efforts are exhausted, the assets are written off against the allowance. The Company only uses the allowance method rather than direct write-off, to ensure control.

The historical and current renegotiations are not significant, and the policy is to analyze case by case to classify them according to the existence of risk, determining they need to be reclassified to pre-judicial collection accounts.

The maximum credit-risk exposure at the date of presentation of the information is the fair value of each one of the categories of accounts receivable indicated above.

	As of June 30, 2023 (Unaudited)			As of December 31, 2022
	Gross exposure	Gross	Exposure net	Gross exposure	Gross	Exposure net
	according to	impaired	of risk	according to	Impaired	of risk
	balance	exposure	concentrations	balance	exposure	concentrations
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade accounts receivable	1,154,005	(65,934)	1,088,071	952,625	(67,232)	885,393
Other accounts receivable	212,383	-	212,383	135,459	-	135,459

There are no relevant guarantees covering credit risk and these are valued when they are settled; no materially significant direct guarantees exist. Existing guarantees, if appropriate, are made through IATA.

NOTE 9 - ACCOUNTS RECEIVABLE FROM/PAYABLE TO RELATED ENTITIES

(a)	Accounts Receivable

					As of	As of
			Country of		June 30,	December 31,
Tax No.	Related party	Relationship	origin	Currency	2023	2022
					ThUS$	ThUS$
					Unaudited
Foreign	Qatar Airways	Indirect shareholder	Qatar	US$	1,572	257

Foreign	Delta Air Lines Inc.	Shareholder	U.S.A.	US$	2,516	19,228
76.335.600-0	Parque de Chile S.A.	Related director	Chile	CLP	2	2
96.989.370-3	Rio Dulce S.A. (*)	Related director	Chile	CLP	-	1
96.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Related director	Chile	CLP	26	35
Foreign	Inversora Aeronáutica Argentina S.A	Related director	Argentina	ARS	3	-
	Total				4,119	19,523

(b)	Accounts Payable

					Current liabilities
					As of	As of
			Country of		June 30,	December 31,
Tax No.	Related party	Relationship	origin	Currency	2023	2022
					ThUS$	ThUS$
					Unaudited
Foreign	Inversora Aeronáutica Argentina S.A.	Related director	Argentina	US$	-	5
Foreign	Patagonia Seafarms INC (*)	Related director	U.S.A.	US$	-	7
	Total				-	12

(*)	Related until November 2022.

Transactions between related parties have been carried out on arm’s length conditions between interested and duly-informed parties. The transaction terms for the Assets and Liabilities of the period 2023 correspond from 30 days to 1 year of maturity, and the nature of the settlement of transactions are monetary.

NOTE 10 - INVENTORIES

The composition of Inventories is as follows:

	As of	As of
	June 30,	December 31,
	2023	2022
	ThUS$	ThUS$
	Unaudited
Technical stock (*)	479,125	438,717
Non-technical stock (**)	52,105	39,072
Total	531,230	477,789

(*)	Correspond to spare parts and materials that will be used in both own and third-party maintenance services.

(**)	Consumption of on-board services, uniforms and other indirect materials

These are valued at their average acquisition cost net of their obsolescence provision according to the following detail:

	As of	As of
	June 30,	December 31,
	2023	2022
	ThUS$	ThUS$
	Unaudited
Provision for obsolescence Technical stock	50,373	49,981
Provision for obsolescence Non-technical stock	5,561	5,823
Total	55,934	55,804

The resulting amounts do not exceed the respective net realization values.

As of June 30, 2023, the Company registered ThUS$ 183,369 (ThUS$ 52,157 as of June 30, 2022) in results, mainly related to on-board consumption and maintenance, which is part of the Cost of sales.

NOTE 11 - OTHER FINANCIAL ASSETS

(a)	The composition of other financial assets is as follows:

	Current Assets		Non-current assets		Total Assets
	As of	As of	As of	As of	As of	As of
	June 30,	December 31,	June 30,	December 31,	June 30,	December 31,
	2023	2022	2023	2022	2023	2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
(a) Other financial assets

Deposits in guarantee (aircraft)	34,224	22,340	1,274	1,273	35,498	23,613
Guarantees for margins of derivatives	35,182	7,460	-	-	35,182	7,460
Other investments	-	-	494	513	494	513
Guaranteed debt advances Chapter 11 (*)	648	340,008	-	-	648	340,008
Other guarantees provided	114,569	112,106	15,207	13,731	129,776	125,837

Subtotal of other financial assets	184,623	481,914	16,975	15,517	201,598	497,431

(b) Hedging derivative asset

Accrued Interest since the last payment date
Cross currency swap of currencies	-	-	-	-	-	-
Fair value of interest rate derivatives	5,022	8,816	-	-	5,022	8,816
Fair value of foreign currency derivatives	-	191	-	-	-	191
Fair value of fuel price derivatives	9,122	12,594	-	-	9,122	12,594
Subtotal of derivative assets	14,144	21,601	-	-	14,144	21,601
Total Other Financial Assets	198,767	503,515	16,975	15,517	215,742	519,032

(*)	As of June 30, 2023, there are ThUS$648 (December 31, 2022 ThUS$340,008) of funds delivered to an agent as restricted advances, the purpose of which is to settle the claims pending resolution existing at the exit of the Chapter 11 process.

The different derivative hedging contracts maintained by the Company at the end of each fiscal year are described in Note 18.

(b)	The balances composition by currencies of the Other financial assets are as follows:

	As of	As of
	June 30,	December 31,
Type of currency	2023	2022
	ThUS$	ThUS$
	Unaudited
Brazilian real	26,478	19,589
Chilean peso	6,779	5,847
Colombian peso	1,891	1,716
Euro	8,289	6,791
US dollar	169,543	482,544
Other currencies	2,762	2,545
Total	215,742	519,032

NOTE 12 - OTHER NON-FINANCIAL ASSETS

The composition of other non-financial assets is as follows:

	Current assets		Non-current assets		Total Assets
	As of	As of	As of	As of	As of	As of
	June 30,	December 31,	June 30,	December 31,	June 30,	December 31,
	2023	2022	2023	2022	2023	2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
(a) Advance payments

Aircraft insurance and others	11,270	27,122	-	-	11,270	27,122
Others	12,315	13,039	3,938	1,773	16,253	14,812
Subtotal advance payments	23,585	40,161	3,938	1,773	27,523	41,934

(b) Contract assets (1)

GDS costs	11,499	9,530	-	-	11,499	9,530
Credit card commissions	35,227	26,124	-	-	35,227	26,124
Travel agencies commissions	14,336	12,912	-	-	14,336	12,912
Subtotal costs of activated contracts	61,062	48,566	-	-	61,062	48,566

(c) Other assets

Sales tax	69,247	100,665	29,785	27,962	99,032	128,627
Other taxes	10,013	1,688	-	-	10,013	1,688
Contributions to Aeronautical Service Companies	258	258	739	739	997	997
Contribution of aeronautical service companies universal Air Travel Plan “UATP”	-	-	60	-	60	-
Universal Air Travel Plan “UATP”	-	26	141,961	117,904	141,961	117,930
Subtotal other assets	79,518	102,637	172,545	146,605	252,063	249,242
Total Other Non - Financial Assets	164,165	191,364	176,483	148,378	340,648	339,742

(1)	Movement of Contracts assets:

			Cumulative
			translation
	Initial balance	Activation	adjustment	Amortization	Final balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to June 30, 2022 (Unaudited)	25,080	53,586	(3,703)	(36,623)	38,340
From July 1 to December 31, 2022 (Unaudited)	38,340	108,742	(44,538)	(53,978)	48,566
From January 1 to June 30, 2023 (Unaudited)	48,566	104,864	(5,076)	(87,292)	61,062

NOTE 13 - NON-CURRENT ASSETS AND DISPOSAL GROUP CLASSIFIED AS HELD FOR SALE

Non-current assets and disposal group classified as held for sale at June 30, 2023 and December 31, 2022, are detailed below:

	As of June 30, 2023	As of December 31, 2022
	ThUS$ Unaudited	ThUS$
Current assets
Aircraft	42.043	64.483
Engines and rotables	11.739	21.552
Other assets	378	381
Total	54.160	86.416

The balances are presented at the lower of book value and fair value less cost to sell. The fair value of these assets was determined based on quoted prices in active markets for similar assets or liabilities. This is a level II measurement as per the fair value hierarchy set out in Note 3.3 (2). There were no transfers between levels for recurring fair value measurements during the period.

Assets reclassified from Property, plant and equipment to Non-current assets or groups of assets for disposal classified as held for sale.

During 2020, eleven Boeing 767 aircraft were transferred from the Property, plant and equipment, to Non-current assets item or groups of assets for disposal classified as held for sale. During 2021, the sale of five aircraft was completed. During the year 2022 the sale of three aircraft was finalized and during the year 2023 the sale of one aircraft was finalized.

During 2021, associated with the fleet restructuring plan, three engines of the Airbus A350 fleet were transferred from the Property, plant and equipment to Non-current assets or groups of assets for disposal classified as held for sale, of which during the same year the sale of an engine was finalized. Additionally, during the year 2022, the sale of an engine was finalized and some materials and spare parts of this same fleet were transferred to Non-current assets or groups of assets for disposal classified as held for sale. During 2023, the sale of some of these materials and spare parts was finalized.

During 2022, 28 Airbus A319 family aircraft were transferred from Property, plant and equipment to Non-current assets or asset groups for disposal classified as held for sale. Additionally, adjustments for MUS$ 345 of expenses were recognized within results as part of Other gains (losses) to record these assets at their net realizable value.

During 2022, 6 aircraft and 8 engines of the Airbus A320 family were transferred from Property, plant and equipment to Non-current assets or asset groups for disposal classified as held for sale, and as of December 31, 2022, the sale of three aircrafts were finalized and as of June 30, 2023, the sale of two aircraft and eight engines were finalized. Additionally, for the year ended December 31, 2022, adjustments for MUS$ 25 of expenses were recognized to record these assets at their net realizable value, and since the fleet restructuring process had already been completed, these adjustments were recorded in results as part of Other expenses by function.

The detail of the fleet classified as non-current assets and disposal group classified as held for sale is as follows:

Aircraft	As of June 30, 2023	As of December 31, 2022
	Unaudited
Boeing 767	2	3
Airbus A320	1	3
Airbus A319	28	28
Total	31	34

NOTE 14 - INVESTMENTS IN SUBSIDIARIES

(a)	Investments in subsidiaries

The Company has investments in companies recognized as investments in subsidiaries. All the companies defined as subsidiaries have been consolidated within the financial statements of LATAM Airlines Group S.A. and Subsidiaries. The consolidation also includes special-purpose entities.

Detail of significant subsidiaries:

			Ownership
Name of significant subsidiary	Country of incorporation	Functional currency	As of June 30, 2023	As of December 31, 2022
			%	%
			Unaudited
Latam Airlines Perú S.A.	Peru	US$	99.81000	99.81000
Lan Cargo S.A.	Chile	US$	99.89810	99.89810
Línea Aérea Carguera de Colombia S.A.	Colombia	US$	90.46000	90.46000
Transporte Aéreo S.A.	Chile	US$	100.00000	100.00000
Latam Airlines Ecuador S.A.	Ecuador	US$	100.00000	100.00000
Aerovías de Integración Regional, AIRES S.A.	Colombia	COP	99.22819	99.21764
TAM Linhas Aéreas S.A.	Brazil	BRL	100.00000	99.99935
ABSA Aerolinhas Brasileiras S.A.	Brazil	US$	100.00000	100.00000

The consolidated subsidiaries do not have significant restrictions for transferring funds to the parent company.

Summary financial information of significant operative subsidiaries

	Statement of financial position as of June 30, 2023						Income for the period ended June 30, 2023
Name of significant subsidiary	Total Assets	Current Assets	Non-current Assets	Total Liabilities	Current Liabilities	Non-current Liabilities	Revenue	Net Income/(loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited						Unaudited
Latam Airlines Perú S.A.	324,420	294,182	30,238	292,127	288,145	3,982	627,958	(21,209)
Lan Cargo S.A.	400,206	151,548	248,658	257,784	215,367	42,417	169,193	(38,891)
Línea Aérea Carguera de Colombia S.A	299,573	121,381	178,192	129,342	129,063	279	101,080	(9,306)
Transporte Aéreo S.A.	280,809	43,984	236,825	158,955	124,399	34,556	191,505	16,627
Latam Airlines Ecuador S.A.	124,272	120,856	3,416	106,412	95,698	10,714	115,639	1,014
Aerovías de Integración Regional, AIRES S.A.	141,735	137,304	4,431	141,076	138,789	2,287	210,407	(17,318)
TAM Linhas Aéreas S.A	3,014,327	2,041,934	972,393	2,938,301	2,245,063	693,238	2,480,578	203,465
ABSA Aerolinhas Brasileiras S.A.	409,733	399,928	9,805	485,047	455,211	29,836	77,159	(36,481)

	Statement of financial position as of December 31, 2022						Income for the period ended June 30, 2022
Name of significant subsidiary	Total Assets	Current Assets	Non-current Assets	Total Liabilities	Current Liabilities	Non-current Liabilities	Revenue	Net Income/(loss)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
							Unaudited
Latam Airlines Perú S.A.	335,773	305,288	30,485	281,178	276,875	4,303	536,082	(23,888)
Lan Cargo S.A.	394,378	144,854	249,524	212,094	165,297	46,797	108,195	(43,249)
Línea Aérea Carguera de Colombia S.A.	307,161	126,648	180,513	127,624	127,375	249	95,113	(9,148)
Transporte Aéreo S.A.	283,166	47,238	235,928	177,109	145,446	31,663	204,684	(25,102)
Latam Airlines Ecuador S.A.	110,821	107,313	3,508	93,975	82,687	11,288	50,063	(4,794)
Aerovías de Integración Regional, AIRES S.A.	112,501	109,076	3,425	213,941	211,679	2,262	178,637	(42,635)
TAM Linhas Aéreas S.A	2,738,100	1,926,067	812,033	3,924,224	3,264,865	659,359	1,646,110	(235,559)
ABSA Aerolinhas Brasileiras S.A.	223,701	215,700	8,001	262,534	233,739	28,795	129,527	3,230

(b) Non-controlling interests

			As of	As of	As of	As of
		Country	June 30,	December 31,	June 30,	December 31,
Equity	Tax No.	of origin	2023	2022	2023	2022
			%	%	ThUS$	ThUS$
			Unaudited		Unaudited
Latam Airlines Perú S.A	Foreign	Peru	0.19000	0.19000	(14,751)	(13,678)
Aerovías de Integración Regional, AIRES S.A.	Foreign	Colombia	0.77181	0.78236	(378)	(264)
Linea Aérea Carguera de Colombia S.A.	Foreign	Colombia	9.54000	9.54000	(1,867)	(973)
Transportes Aereos del Mercosur S.A.	Foreign	Paraguay	5.02000	5.02000	1,080	885
Lan Cargo S.A.	93.383.000-4	Chile	0.10196	0.10196	2,435	2,475
Other companies			0.00000	0.00000	12	(2)
Total					(13,469)	(11,557)

			For the 6 months period ended		For the 6 months period ended		For the 3 months period ended
Net Incomes / (Loss) for the period		Country	At June 30,		At June 30,		At June 30,
	Tax No.	of origin	2023	2022	2023	2022	2023	2022
			%	%	ThUS$	ThUS$	ThUS$	ThUS$
			Unaudited		Unaudited		Unaudited
Latam Airlines Perú S.A	Foreign	Peru	0.19000	0.19000	(1,072)	(1,208)	(346)	(648)
Aerovías de Integración Regional, AIRES S.A.	Foreign	Colombia	0.77181	0.78236	(138)	(341)	(49)	(245)
Linea Aérea Carguera de Colombia S.A.	Foreign	Colombia	9.54000	9.54000	(895)	(879)	(887)	(287)
Transportes Aereos del Mercosur S.A.	Foreign	Paraguay	5.02000	5.02000	195	231	105	140
Lan Cargo S.A.	93.383.000-4	Chile	0.10196	0.10196	(40)	(44)	(13)	(13)
Other companies					13	(27)	(3)	(24)
Total					(1,937)	(2,268)	(1,193)	(1,077)

NOTE 15 - INTANGIBLE ASSETS OTHER THAN GOODWILL

The details of intangible assets are as follows:

	Classes of intangible assets		Classes of intangible assets
	(net)		(gross)
	As of	As of	As of	As of
	June 30,	December 31,	June 30,	December 31,
	2023	2022	2023	2022
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited

Airport slots	673,946	625,368	673,946	625,368
Loyalty program	220,643	203,791	220,643	203,791
Computer software	154,518	143,550	565,727	518,971
Developing software	96,030	107,652	96,030	107,651
Other assets	-	25	1,315	1,315
Total	1,145,137	1,080,386	1,557,661	1,457,096

a)	Movement in Intangible assets other than goodwill:

	Computer
	software and others	Developing	Airport	Loyalty
	Net	software	slots	program	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2022	136,262	104,874	587,214	190,542	1,018,892
Additions	104	26,863	-	-	26,967
Withdrawals	(2,947)	-	-	-	(2,947)
Transfer software and others	55,248	(57,982)	525	-	(2,209)
Subsidiaries conversion difference	2,734	362	35,916	12,460	51,472
Amortization	(26,690)	-	-	-	(26,690)
Closing balance as of June 30, 2022 (Unaudited)	164,711	74,117	623,655	203,002	1,065,485

Opening balance as of July 1, 2022	164,711	74,117	623,655	203,002	1,065,485
Additions	(57)	39,957	-	-	39,900
Withdrawals	-	(245)	-	-	(245)
Transfer software and others	5,964	(5,676)	(525)	-	(237)
Subsidiaries conversion difference	625	(501)	2,238	789	3,151
Amortization	(27,668)	-	-	-	(27,668)
Closing balance as of December 31, 2022 (Unaudited)	143,575	107,652	625,368	203,791	1,080,386

Opening balance as of January 1, 2023	143,575	107,652	625,368	203,791	1,080,386
Additions	166	25,251	-	-	25,417
Transfer software and others	37,406	(37,414)	-	-	(8)
Subsidiaries conversion difference	2,738	541	48,578	16,852	68,709
Amortization	(29,367)	-	-	-	(29,367)
Closing balance as of June 30, 2023 (Unaudited)	154,518	96,030	673,946	220,643	1,145,137

The amortization of each period is recognized in the consolidated income statement within administrative expenses.

The cumulative amortization of computer software and other as of June 30, 2023 amounts to ThUS$ 412,524 (ThUS$ 376,710 as of December 31, 2022).

b)	Impairment Test Intangible Assets with an indefinite useful life

As of June 30, 2023, the Company maintains only the CGU “Air Transport”.

The CGU “Air transport” considers the transport of passengers and cargo, both in the domestic markets of Chile, Peru, Argentina, Colombia, Ecuador and Brazil, as well as in a series of regional and international routes in America, Europe, Africa and Oceania.

As of June 30, 2023, no indications of impairment have been identified for the Air Transport CGU, which require a new impairment test to be carried out.

As of December 31, 2022, in accordance with the accounting policy, the Company performed the annual impairment test.

The recoverable amount of the CGU was determined based on calculations of the value in use. These calculations use projections of 5 years of cash flows after taxes from the financial budgets approved by management. Cash flows beyond the budgeted period are extrapolated using growth rates and estimated average volumes, which do not exceed long-term average growth rates.

Management’s cash flow projections included significant judgements and assumptions related to annual revenue growth rates, discount rate, inflation rates, the exchange rate and the price of fuel. The annual revenue growth rate is based on past performance and management’s expectations of market development in each of the countries in which it operates. The discount rates used for the CGU “Air transport” are determined in US dollars, after taxes, and reflect specific risks related to the relevant countries of each of the operations. Inflation rates and exchange rates are based on the data available from the countries and the information provided by the Central Banks of the various countries where it operates, and the price of fuel is determined based on estimated levels of production, the competitive environment of the market in which they operate and their commercial strategy.

The recoverable values were determined using the following assumptions:

CGU
Air transport
Annual growth rate (Terminal)%		0,0 – 3,5
Exchange rate (1)	R$/US$	5,40 – 5,63
Discount rate based don the Weighted Average
Cost of Capital (WACC)%		8,40 – 12,40
Fuel Price from future prices curves
Commodities markets	US$/barrel	100 – 130

(1)	In line with expectations of the Central Bank of Brazil.

The result of the impairment test, which includes a sensitivity analysis of its main variables, showed that the recoverable amount exceeded the book value of the cash-generating unit, and therefore no impairment was identified.

The CGU is sensitive to annual growth rates, discounts and exchange rates and fuel price. The sensitivity analysis included the individual impact of changes in critical estimates in determining recoverable amounts, namely:

	Increase	Decrease rate	Increase
	WACC	Terminal growth	fuel price
	Maximum	Minimal	Maximum
	%	%	(US$/barrel)
Air Transportation CGU	12.4	0	130

In none of the above scenarios an impairment of the cash-generating unit was identified.

NOTE 16 - PROPERTY, PLANT AND EQUIPMENT

The composition by category of Property, plant and equipment is as follows:

	Gross Book Value		Accumulated depreciation		Net Book Value
	As of	As of	As of	As of	As of	As of
	June 30,	December 31,	June 30,	December 31,	June 30,	December 31,
	2023	2022	2023	2022	2023	2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
a) Property, plant and equipment
Construction in progress (1)	407,164	388,810	-	-	407,164	388,810
Land	44,317	44,349	-	-	44,317	44,349
Buildings	127,467	124,507	(59,407)	(55,511)	68,060	68,996
Plant and equipment	10,567,280	11,135,425	(4,273,499)	(4,836,926)	6,293,781	6,298,499
Own aircraft (3)	9,744,849	10,427,950	(4,037,139)	(4,619,279)	5,707,710	5,808,671
Other (2)	822,431	707,475	(236,360)	(217,647)	586,071	489,828
Machinery	29,078	27,090	(27,561)	(25,479)	1,517	1,611
Information technology equipment	159,936	153,355	(143,116)	(136,746)	16,820	16,609
Fixed installations and accessories	163,594	155,351	(126,618)	(118,279)	36,976	37,072
Motor vehicles	53,035	51,504	(47,715)	(46,343)	5,320	5,161
Leasehold improvements	224,942	202,753	(47,903)	(42,726)	177,039	160,027
Subtotal Properties, plant and equipment	11,776,813	12,283,144	(4,725,819)	(5,262,010)	7,050,994	7,021,134

b) Right of use
Aircraft	4,500,404	4,391,690	(3,142,706)	(3,064,869)	1,357,698	1,326,821
Other assets	245,584	246,078	(187,873)	(182,372)	57,711	63,706
Subtotal Right of use	4,745,988	4,637,768	(3,330,579)	(3,247,241)	1,415,409	1,390,527

Total	16,522,801	16,920,912	(8,056,398)	(8,509,251)	8,466,403	8,411,661

(1)	As of June 30, 2023, includes advances paid to aircraft manufacturers for ThUS$ 373,227 (ThUS$ 357,979 as of December 31, 2022)

(2)	Consider mainly rotables and tools.

(3)	As of December 31, 2022, six Airbus A320 and twenty-eight Airbus A319 aircraft were reclassified to Non-current assets or groups of assets for disposal as held for sale (see Note 13).

(a)	Movement in the different categories of Property, plant and equipment:

					Information	Fixed			Property,
				Plant and	technology	installations	Motor	Leasehold	Plant and
	Construction		Buildings	equipment	equipment	& accessories	vehicles	improvements	equipment
	in progress	Land	net	net	net	net	net	net	net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2022	473,797	43,276	60,451	6,568,717	16,836	38,741	325	132,975	7,335,118
							-
Additions	6,194	-	-	284,465	4,271	113	89	6,617	301,749
Disposals	-	-	-	(4,140)	(2)	(264)	-	-	(4,406)
Retirements	(31)	-	-	(12,441)	(21)	(824)	(3)	(290)	(13,610)
Depreciation expenses	-	-	(1,529)	(315,527)	(2,777)	(4,043)	(23)	(7,807)	(331,706)
Subsidiaries conversion difference	(2,130)	1,122	1,077	10,986	2	2,334	(29)	6,868	20,230
Other increases (decreases) (*)	(47,234)	1	(116)	(56,403)	(915)	(754)	(74)	6,063	(99,432)
Changes, total	(43,201)	1,123	(568)	(93,060)	558	(3,438)	(40)	11,451	(127,175)

Closing balance as of June 30, 2022 (Unaudited)	430,596	44,399	59,883	6,475,657	17,394	35,303	285	144,426	7,207,943

Opening balance as of July 1, 2022	430,596	44,399	59,883	6,475,657	17,394	35,303	285	144,426	7,207,943

Additions	10,138	-	-	559,343	2,155	-	169	20,543	592,348
Disposals	-	-	-	-	2	-	(3)	-	(1)
Retirements	(44)	-	(2)	(29,614)	(3)	(12)	3	(23)	(29,695)
Depreciation expenses	-	-	(1,756)	(353,532)	(2,885)	(3,871)	(32)	(5,264)	(367,340)
Subsidiaries conversion difference	848	(49)	(159)	541	(86)	31	1	725	1,852
Other increases (decreases) (*)	(52,728)	(1)	11,030	(347,547)	32	5,621	-	(380)	(383,973)
Changes, total	(41,786)	(50)	9,113	(170,809)	(785)	1,769	138	15,601	(186,809)
Closing balance as of December 31, 2022 (Unaudited)	388,810	44,349	68,996	6,304,848	16,609	37,072	423	160,027	7,021,134

Opening balance as of January 1, 2023 (Unaudited)	388,810	44,349	68,996	6,304,848	16,609	37,072	423	160,027	7,021,134

Additions	4,724	-	-	359,224	2,377	612	-	5,113	372,050
Disposals	-	-	-	(1,307)	-	-	-	-	(1,307)
Retirements	(71)	-	-	(35,633)	(8)	(1)	-	-	(35,713)
Depreciation expenses	-	-	(2,045)	(336,200)	(2,757)	(3,683)	(34)	(4,879)	(349,598)
Subsidiaries conversion difference	1,156	1,518	1,109	27,527	532	1,757	(6)	11,755	45,348
Other increases (decreases)	12,545	(1,550)	-	(18,224)	67	1,219	-	5,023	(920)
Changes, total	18,354	(32)	(936)	(4,613)	211	(96)	(40)	17,012	29,860
Closing balance as of June 30, 2023 (Unaudited)	407,164	44,317	68,060	6,300,235	16,820	36,976	383	177,039	7,050,994

(*)	As of December 31, 2022, six Airbus A320 aircraft ThUS$ (29,328) and twenty-eight Airbus A319 aircraft ThUS$ (373,410), classified under Non-current assets or groups of assets for disposal as held for sale.

(b)	Right of use assets:

			Net right
			of use
	Aircraft	Others	assets
	ThUS$	ThUS$	ThUS$
Opening balances as of January 1, 2022	2,101,742	53,007	2,154,749

Additions	251,548	1,014	252,562
Depreciation expense	(133,150)	(8,290)	(141,440)
Subsidiaries conversion difference	921	1,635	2,556
Other increases (decreases) (*)	(6,785)	8,826	2,041

Total changes	112,534	3,185	115,719
Final balances as of June 30, 2022 (Unaudited)	2,214,276	56,192	2,270,468

Opening balances as of July 1, 2022	2,214,276	56,192	2,270,468

Additions	121,023	12,073	133,096
Depreciation expense	(116,652)	(8,078)	(124,730)
Subsidiaries conversion difference	(2)	(243)	(245)
Other increases (decreases) (*)	(891,824)	3,762	(888,062)

Total changes	(887,455)	7,514	(879,941)
Final balances as of December 31, 2022 (Unaudited)	1,326,821	63,706	1,390,527

Opening balances as of January 1, 2023	1,326,821	63,706	1,390,527

Additions	121,263	1,594	122,857
Depreciation expense	(77,907)	(7,499)	(85,406)
Subsidiaries conversion difference	66	2,112	2,178
Other increases (decreases)	(12,545)	(2,202)	(14,747)

Total changes	30,877	(5,995)	24,882
Final balances as of June 30, 2023 (Unaudited)	1,357,698	57,711	1,415,409

(*)	Considers the Renegotiations of 115 aircraft (1 Airbus A319, 39 Airbus A320, 14 Airbus A320neo, 30 Airbus A321, 1 Boeing 767, 6 Boeing 777 and 24 Boeing 787 Dreamliner).

(c)	Fleet composition

		Aircraft included in Property, plant and equipment				Aircraft included as Rights of use assets			Total fleet
		As of		As of		As of	As of		As of	As of
		June 30,		December 31,		June 30,	December 31,		June 30,	December 31,
Aircraft	Model	2023		2022		2023	2022		2023	2022
		Unaudited				Unaudited			Unaudited
Boeing 767	300ER	13	(3)	15		-	-		13	15
Boeing 767	300F	15	(3)	13	(2)	1	1		16	14
Boeing 777	300ER	4		4		6	6		10	10
Boeing 787	8	4		4		6	6		10	10
Boeing 787	9	2		2		19	19		21	21
Airbus A319	100	11		12	(2)	1	1		12	13
Airbus A320	200	88		88	(2)	44	40	(1)	132	128
Airbus A320	neo	1		1		16	15		17	16
Airbus A321	200	19		19		30	30		49	49
Total		157		158		123	118		280	276

(1)	An aircraft with a short-term operating lease is not considered value for right of use.

(2)	Some aircraft of these fleets were reclassified to non-current assets or groups of assets for disposal as held for sale, (see Note 13)

(3)	Considers Passenger to Freighter conversions of Boeing 767-300ER to Boeing 767-300F Aircraft

(d)	Method used for the depreciation of Property, plant and equipment:

		Useful life (years)
	Depreciation method	Minimum	maximum
Buildings	Straight line without residual value	20	50
Plant and equipment	Straight line with residual value of 20% in the short-haul fleet and 36% in the long-haul fleet. (*)	5	30
Information technology equipment	Straight line without residual value	5	10
Fixed installations and accessories	Straight line without residual value	10	10
Motor vehicle	Straight line without residual value	10	10
Leasehold improvements	Straight line without residual value	5	8
Assets for rights of use	Straight line without residual value	1	25

(*)	Except in the case of the Boeing 767-300ER, Airbus A320 Family and Boeing 767-300F fleets that consider a lower residual value, due to the extension of their useful life to 22, 25 and 30 years respectively. Additionally, certain technical components depreciate based on cycles and hours flown.

(e)	Additional information regarding Property, plant and equipment:

(i)	Property, plant and equipment pledged as guarantee:

Description of Property, plant and equipment pledged as guarantee:

				As of June 30, 2023		As of December 31, 2022
Guarantee agent (1)	Creditor company	Committed Assets	Fleet	Existing Debt	Book Value	Existing Debt	Book Value
				ThUS$	ThUS$	ThUS$	ThUS$
				Unaudited
Wilmington	MUFG	Aircraft and engines	Airbus A319	3,643	12,655	4,554	13,205
Trust Company			Airbus A320	24,104	199,634	33,154	203,788
			Boeing 767	27,845	158,499	35,043	164,448
			Boeing 777	137,842	138,707	141,605	144,065

Credit Agricole	Credit Agricole	Aircraft and engines	Airbus A319	3,518	4,531	3,518	5,311
			Airbus A320	195,864	150,431	195,864	161,397
			Airbus A321	6,192	4,590	6,192	4,827
			Boeing 767	9,122	24,183	9,121	23,323
			Boeing 787	60,304	32,017	60,305	34,077

Bank Of Utah	BNP Paribas	Aircraft and engines	Boeing 787	177,233	214,813	184,199	221,311
Total direct guarantee				645,667	940,060	673,555	975,752

(1)	For syndicated loans, given their own characteristics, the guarantee agent is the representative of the creditors.

The amounts of the current debts are presented at their nominal value. The net book values correspond to the assets granted as collateral.

Additionally, there are indirect guarantees associated with assets booked within Property, Plant and Equipment whose total debt as of June 30, 2023, amounts to ThUS$ 970,609 (ThUS$ 1,037,122 as of December 31, 2022). The book value of the assets with indirect guarantees as of June 30, 2023, amounts to ThUS$ 2,218,324 (ThUS$ 2,306,233 as of December 31, 2022).

As of June 30, 2023, the Company keeps valid letters of credit related to right of use assets according to the following detail:

				Release
Creditor Guarantee	Debtor	Type	Value	date
			ThUS$
GE Capital Aviation Services Ltd.	LATAM Airlines Group S.A.	Three letters of credit	5,544	Dec 6, 2023
Merlin Aviation Leasing (Ireland) 18 Limited	Tam Linhas Aéreas S.A.	Two letters of credit	3,852	Mar 11, 2024
RB Comercial Properties 49
Empreendimentos Imobiliarios LTDA	Tam Linhas Aéreas S.A.	One letter of credit	26,121	Apr 29, 2024
			35,517

(ii)	Commitments and others

Fully depreciated assets and commitments for future purchases are as follows:

	As of	As of
	June 30,	December 31,
	2023	2022
	ThUS$	ThUS$
	Unaudited

Gross book value of fully depreciated property, plant and equipment still in use	298,419	266,896
Commitments for the acquisition of aircraft (*)	12,900,000	13,100,000

(*)	According to the manufacturer’s price list.

Aircraft purchase commitments:

	Year of delivery
Manufacturer	2023	2024	2025	2026-2029	Total
Airbus S.A.S.	7	8	11	56	82
A320-neo Family	7	8	11	56	82
The Boeing Company	2	-	-	-	2
Boeing 787-9	2	-	-	-	2
Total	9	8	11	56	84

As of June 30, 2023, as a result of the different aircraft purchase contracts signed with Airbus S.A.S., 82 aircraft of the Airbus A320 family remain to be received with deliveries between 2023 and 2029. The approximate amount, according to manufacturer list prices, is ThUS$ 12,300,000.

As of June 30, 2023, as a result of the different aircraft purchase contracts signed with The Boeing Company, 2 Boeing 787 Dreamliner aircraft remain to be received with delivery dates within 2023. The approximate amount, according to list prices from the manufacturer, is ThUS$ 600,000.

Aircraft operational lease commitments:

As of June 30, 2023, as a result of the different aircraft operating lease contracts signed with AerCap Holdings N.V., 8 aircraft of the Airbus A320neo family with delivery dates between 2023 and 2024 and 4 Boeing 787 Dreamliner aircraft with delivery dates within 2025 remain to be received.

As of June 30, 2023, as a result of the different aircraft operating lease contracts signed with Air Lease Corporation, 3 aircraft of the Airbus A320neo family with delivery dates between 2023 and 2024, and 5 Airbus A321XLR family aircraft with delivery dates between 2025 and 2026 remain to be received.

As of June 30, 2023, as a result of the different aircraft operating lease contracts signed with Aergo, 4 Boeing 787 Dreamliner aircraft, with delivery dates within 2023, remain to be received.

As of June 30, 2023, as a result of the different aircraft operating lease contracts signed with CDB Aviation, 1 aircraft of the Airbus A320neo family with delivery date within 2023 remain to be received.

As of June 30, 2023, as a result of the different aircraft operating lease contracts signed with Avolon Aerospace Leasing Limited, 2 aircraft of the Airbus A320neo family with delivery dates within 2024 remain to be received.

(iii)	Capitalized interest costs with respect to Property, plant and equipment.

		For the period ended
		June 30,
		2023	2022
		Unaudited
Average rate of capitalization of capitalized interest costs	%	9.35	5.78
Costs of capitalized interest	ThUS$	13,048	6,342

NOTE 17 - CURRENT AND DEFERRED TAXES

In the period ended June 30, 2023, the income tax provision for said period was calculated and recorded, applying the semi-integrated tax system and a rate of 27%, based on the provisions of the Law. No. 21,210, published in the Official Gazette of the Republic of Chile, dated February 24, 2020, which updates the Tax Legislation.

The net result for deferred tax corresponds to the variation of the period, of the assets and liabilities for deferred taxes generated by temporary differences and tax losses.

For the permanent differences that give rise to a book value of assets and liabilities other than their tax value, no deferred tax has been recorded since they are caused by transactions that are recorded in the financial statements and that will have no effect on income tax expense.

(a)	Current taxes

(a.1)	The composition of the current tax assets is the following:

	Current assets		Non-current assets		Total assets
	As of	As of	As of	As of	As of	As of
	June 30,	December 31,	June 30,	December 31,	June 30,	December 31,
	2023	2022	2023	2022	2023	2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Provisional monthly payments (advances)	39,664	18,559	-	-	39,664	18,559
Other recoverable credits	12,118	14,474	-	-	12,118	14,474
Total current tax assets	51,782	33,033	-	-	51,782	33,033

(a.2)	The composition of the current tax liabilities are as follows:

	Current liabilities		Non-current liabilities		Total liabilities
	As of	As of	As of	As of	As of	As of
	June 30,	December 31,	June 30,	December 31,	June 30,	December 31,
	2023	2022	2023	2022	2023	2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Income tax provision	2,097	1,026	-	-	2,097	1,026
Total current tax liabilities	2,097	1,026	-	-	2,097	1,026

(b)	Deferred taxes

The balances of deferred tax are the following:

	Assets		Liabilities
	As of	As of	As of	As of
Concept	June 30,	December 31,	June 30,	December 31,
	2023	2022	2023	2022
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Properties, Plants and equipment	(1,206,577)	(1,006,814)	66,086	81,326
Right-of-use assets	(375,009)	(367,112)	65	70
Lease liabilities	598,838	586,878	(135)	(115)
Amortization	(121,473)	(88,172)	10	10
Provisions	442,011	9,133	87,194	69,519
Revaluation of financial instruments	(1,723)	2,438	-	-
Tax losses (*)	650,169	852,654	(91,328)	(94,005)
Intangibles	-	-	292,916	270,512
Other	17,607	16,910	17,790	17,308
Total	3,843	5,915	372,598	344,625

The balance of deferred tax assets and liabilities are composed primarily of temporary differences to be reversed in the long term.

Movements of Deferred tax assets and liabilities

(b.1)	From January 1 to June 30, 2022 (Unaudited)

	Opening	Recognized in	Recognized in	Exchange	Ending
	balance	consolidated	comprehensive	rate	balance
	Assets/(liabilities)	income	income	variation	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Property, plant and equipment	(1,208,693)	90,194	-	-	(1,118,499)
Right-of-use assets	(572,727)	(32,084)	-	-	(604,811)
Lease liabilities	773,129	77,747	-	-	850,876
Amortization	(44,615)	(10,276)	-	-	(54,891)
Provisions	552,527	(46,640)	228	-	506,115
Revaluation of financial instruments	(16,575)	1,069	(221)	-	(15,727)
Tax losses (*)	445,662	(57,692)	-	-	387,970
Intangibles	(254,155)	969	-	(16,498)	(269,684)
Others	(274)	(1)	-	-	(275)
Total	(325,721)	23,286	7	(16,498)	(318,926)

(b.2)	From July 1 to December 31, 2022

	Opening	Recognized in	Recognized in	Exchange	Ending
	balance	consolidated	comprehensive	rate	balance
	Assets/(liabilities)	income	income	variation	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Property, plant and equipment	(1,118,499)	30,359	-	-	(1,088,140)
Assets for right of use	(604,811)	237,629	-	-	(367,182)
Lease liabilities	850,876	(263,883)	-	-	586,993
Amortization	(54,891)	(33,291)	-	-	(88,182)
Provisions	506,115	(566,840)	339	-	(60,386)
Revaluation of financial instruments	(15,727)	18,179	(14)	-	2,438
Tax losses (*)	387,970	558,689	-	-	946,659
Intangibles	(269,684)	1,145	-	(1,973)	(270,512)
Others	(275)	(123)	-	-	(398)
Total	(318,926)	(18,136)	325	(1,973)	(338,710)

(b.3)	From January 1 to June 30, 2023 (Unaudited)

	Opening	Recognized in	Recognized in	Exchange	Ending
	balance	consolidated	comprehensive	rate	balance
	Assets/(liabilities)	income	income	variation	Asset (liability)
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Property, plant and equipment	(1,088,140)	(184,523)	-	-	(1,272,663)
Right-of-use assets	(367,182)	(7,892)	-	-	(375,074)
Lease liabilities	586,993	11,980	-	-	598,973
Amortization	(88,182)	(33,301)	-	-	(121,483)
Provisions	(60,386)	414,875	328	-	354,817
Revaluation of financial instruments	2,438	(3,864)	(297)	-	(1,723)
Tax losses (*)	946,659	(205,162)	-	-	741,497
Intangibles	(270,512)	(1,096)	-	(21,308)	(292,916)
Others	(398)	215	-	-	(183)
Total	(338,710)	(8,768)	31	(21,308)	(368,755)

(*)	Unrecognized deferred tax assets:

Deferred tax assets are recognized to the extent that it is probable that sufficient taxable profits will be generated in the future. In total the Company has not recognized deferred tax assets for ThUS$ 3,674,019 at June 30, 2023 (ThUS$ 3,651,023 as of December 31, 2022) which include deferred tax assets related to negative tax results of ThUS$ 14.365.075 at June 30, 2023 (ThUS$ 14,930,487 at December 31, 2022).

As of December 31, 2022, the Management of the subsidiary Lan Cargo S.A., taking into account financial projections for future years, company derecognized DTA in the amount of THUS$ 6.173 because it is not probable that future taxable profits would be generated in the future.

(Expenses) / Income from deferred taxes and income tax:

	For the 6 months period ended		For the 3 months period ended
	June 30,		June 30,
	2023	2022	2023	2022
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Income tax (expense)/ benefit
Current tax (expense)/benefit	12,855	(14,353)	(1,282)	(12,818)
Total current tax (expense)/benefit	12,855	(14,353)	(1,282)	(12,818)
Deferred income taxes
Deferred income for relative taxes to the creation and reversal of temporary differences	(8,768)	23,286	(1,510)	10,856
Total deferred income tax	(8,768)	23,286	(1,510)	10,856
Income tax (expense)/benefit	4,087	8,933	(2,792)	(1,962)

Income tax (expense) / benefit:

	For the 6 months period ended		For the 3 months period ended
	June 30,		June 30,
	2023	2022	2023	2022
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Current tax benefit (expense), foreign	13,525	(6,074)	(868)	(5,602)
Current tax (expense), domestic	(670)	(8,279)	(414)	(7,216)
Total current tax benefit (expense)	12,855	(14,353)	(1,282)	(12,818)

Deferred tax (expense), foreign	(2,604)	(961)	(1,564)	(575)
Deferred tax (expense) benefit, domestic	(6,164)	24,247	54	11,431
Total deferred tax (expense) benefit	(8,768)	23,286	(1,510)	10,856
Income tax (expense)/benefit	4,087	8,933	(2,792)	(1,962)

Income before tax from the Chilean legal tax rate (27% as of June 30, 2023 and 2022)

	For the 6 months period ended		For the 6 months period ended
	June 30,		June 30,
	2023	2022	2023	2022
	ThUS$	ThUS$	%	%
	Unaudited
Income tax (expense)/benefit using the legal tax rate	(70,478)	246,908	(27.00)	(27.00)
Tax effect by change in tax rate	-	10,107	-	(1.11)
Tax effect of rates in other jurisdictions	(9,044)	19,739	(3.46)	(2.16)
Tax effect of non-taxable income	62,395	478	23.90	(0.05)
Tax effect of disallowable expenses	(54,464)	(18,727)	(20.87)	2.05
Other increases (decreases):
Derecognition of deferred tax liabilities for early termination of aircraft financing	26,490	44,291	10.15	(4.84)
Deferred tax asset not recognized	61,474	(253,965)	23.55	27.77
Other increases (decreases)	(12,286)	(39,898)	(4.70)	4.36
Total adjustments to tax expense using the legal rate	74,565	(237,975)	28.57	26.02
Income tax benefit using the effective rate	4,087	8,933	1.57	(0.98)

Deferred taxes related to items charged to equity:

	For the 6 months period ended		For the 3 months period ended
	June 30,		June 30,
	2023	2022	2023	2022
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Aggregate deferred taxation of components of other comprehensive income	31	7	58	404

NOTE 18 - OTHER FINANCIAL LIABILITIES

The composition of other financial liabilities is as follows:

	As of	As of
	June 30,	December 31,
	2023	2022
	ThUS$	ThUS$
	Unaudited
Current
(a) Interest bearing loans	316,405	629,106
(b) Lease Liability	217,619	173,735
(c) edge derivatives	4,548	-
Total current	538,572	802,841

Non-current
(a) Interest bearing loans	3,825,333	3,936,320
(b) Lease Liability	2,038,086	2,042,719
Total non-current	5,863,419	5,979,039

(a)	Interest bearing loans

Obligations with credit institutions and debt instruments:

	As of June 30, 2023	As of December 31, 2022
	ThUS$	ThUS$
	Unaudited
Current
Bank loans (2)	52,056	353,284
Guaranteed obligations	25,844	17,887
Other guaranteed obligations (1)(2)	66,041	66,239
Subtotal bank loans	143,941	437,410
Obligation with the public (2)	36,468	33,383
Financial leases	135,895	156,285
Other loans	101	2,028
Total current	316,405	629,106
Non-current
Bank loans (2)	1,022,028	1,032,711
Guaranteed obligations	288,715	307,174
Other guaranteed obligations (1)	395,135	408,065
Subtotal bank loans	1,705,878	1,747,950
Obligation with the public (2)	1,275,616	1,256,416
Financial leases	843,839	931,954
Total non-current	3,825,333	3,936,320
Total obligations with financial institutions	4,141,738	4,565,426

(1)	The committed “Revolving Credit Facility (RCF)” is guaranteed by collateral composed of aircraft, engines and spare parts, which was fully drawn until November 3, 2022. Once emerged from Chapter 11, the line was fully repaid and of June 30,2023 and Deember 31,2022, it is available to be used.

(2)	On March 14, 2022, a new consolidated and modified text of the Existing DIP Credit Agreement (the “New Consolidated and Modified DIP Credit Agreement”) was submitted to the Court for its approval. The New Consolidated and Amended DIP Credit Agreement (i) fully refinanced and replaced the existing Tranches A, B and C in the Existing DIP Credit Agreement; (ii) contemplated a maturity date in accordance with the calendar that the Debtors anticipated to emerge from the Chapter 11 Procedure; and (iii) included certain reductions in fees and interest compared to the Existing DIP Credit Agreement and the Recast and Amended DIP Initial Financing Proposal. The obligations under the DIP were secured by assets owned by LATAM and certain of its affiliates, including, but not limited to, shares, certain engines and spare parts.

On April 8, 2022, a consolidated and modified text was signed (the “Recast and Modified DIP Credit Agreement”) of the Original DIP Credit Agreement, which modified and consolidated said agreement and repaid the obligations pending payment under it. (that is, under its Tranches A, B and C). The total amount of the Consolidated and Modified DIP Credit Agreement was MUS$ 3,700. The Consolidated and Amended DIP Credit Agreement (i) included certain reductions in fees and interest compared to the Existing DIP Credit Agreement; and (ii) contemplated an expiration date in accordance with the calendar that LATAM anticipated to emerge from the Chapter 11 Procedure. Regarding the latter, the scheduled expiration date of the Consolidated and Modified DIP Credit Agreement was August 8, 2022, subject to to possible extensions that, in certain cases, had a deadline of November 30, 2022.

Likewise, on April 8, 2022, the initial disbursement took place under the Consolidated and Modified DIP Credit Agreement for the amount of MUS$ 2,750. On April 28, 2022, an amendment to said contract was signed, extending the expiration date from August 8, 2022 to October 14, 2022.

On October 12, 2022, said Consolidated and Modified DIP Credit Agreement was repaid in its entirety with the DIP-to-Exit financing, which contemplated bridge financing for senior secured bonds maturing in 2027 for MUS$ 750, MUS$ 750 in other bridge financing for senior secured notes due 2029, a MUS$ 750 Term Financing, a financing called Junior DIP, for a total of MUS$ 1,146 , and, lastly, a US Revolving Credit Facility MUS$ 500, which is not drawn. The DIP-to-exit financing was collateralized by assets owned by LATAM and certain of its affiliates. Of these, the Junior DIP contemplated a subordinate priority to the rest of the credits.

On October 18, 2022, the Bridge Loans were partially repaid by: i) a bond issue exempt from registration under U.S. Securities Act of 1933, as amended (the “Securities Act”), pursuant to Rule 144A and Regulation S, both under the Securities Act, due 2027 (the “5-Year Bonds”), by a total principal amount of MUS$ 450 and ii) a bond issue exempt from registration under the Securities Law pursuant to Rule 144A and Regulation S, both under the Securities Law, due 2029 (the “Bonds to 7 Years”), for a total principal amount of MUS$ 700.

In the context of the exit of the Company from the Chapter 11 Procedure on November 3, 2022, the Bridge Loans were repaid with additional: MUS$ 350 corresponding to an incremental loan of Term Loan B.

On November 3, 2022, the company and all of its subsidiaries successfully emerged from Chapter 11.

Balances by currency of interest bearing loans are as follows:

Currency	As of June 30, 2023	As of December 31, 2022
	ThUS$	ThUS$
Brazilian real	-	314,322
Chilean peso (U.F.)	174,162	157,288
US Dollar	3,967,576	4,093,816
Total	4,141,738	4,565,426

Interest-bearing loans due in installments to June 30, 2023 (Unaudited)
Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values
				Up to	More than 90 days	More than one to	More than three to	More than	Total	Up to	More than 90 days	More than one to	More than three to	More than	Total		Annual
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Bank loans
0-E	SANTANDER	Spain	US$	-	-	53,213	-	-	53,213	172	-	53,213	-	-	53,385	Quaterly	8.27	8.01
0-E	GOLDMAN SACHS	U.S.A.	US$	2,750	8,250	22,000	1,061,500	-	1,094,500	43,634	8,250	22,000	946,815	-	1,020,699	Quaterly	19.91	14.64

Obligations with the public
97.036.000-K	SANTANDER	Chile	UF	-	-	-	-	171,899	171,899	2,263	-	-	-	171,899	174,162	At Expiration	2.00	2.00
97.036.000-K	SANTANDER	U.S.A.	US$	-	-	-	-	3	3	-	-	-	-	3	3	At Expiration	1.00	1.00
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	-	-	-	450,000	700,000	1,150,000	-	34,205	-	432,225	671,489	1,137,919	At Expiration	15.00	13.38

Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	2,725	8,717	26,044	28,395	111,352	177,233	3,706	8,717	25,380	27,994	110,892	176,689	Quaterly	6.76	6.76
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	3,042	10,379	31,934	33,637	58,850	137,842	3,042	10,379	31,934	33,637	58,878	137,870	Quaterly/Monthly	8.73	8.73

Other guaranteed obligations
0-E	CREDIT AGRICOLE	France	US$	-	14,667	29,333	231,000	-	275,000	4,225	14,667	26,153	229,410	-	274,455	At Expiration	9.16	9.16
0-E	MUFG	U.S.A.	US$	11,538	35,296	40,463	-	-	87,297	11,572	35,296	40,463	-	-	87,331	Quaterly	7.30	7.30
0-E	EXIM BANK	U.S.A.	US$	-	-	30,362	41,752	26,995	99,109	281	-	30,362	41,752	26,995	99,390	Quaterly	2.29	2.05

Financial leases
0-E	CITIBANK	U.S.A.	US$	1,635	1,646	-	-	-	3,281	1,644	1,646	-	-	-	3,290	Quaterly	7.58	6.78
0-E	BNP PARIBAS	U.S.A.	US$	6,682	8,247	-	-	-	14,929	6,795	8,210	-	-	-	15,005	Quaterly	6.99	6.40
0-E	NATIXIS	France	US$	6,441	19,555	53,825	56,325	91,090	227,236	8,229	19,757	53,499	56,107	90,908	228,500	Quaterly	7.29	7.29
0-E	US BANK	U.S.A.	US$	17,177	52,147	49,306	-	-	118,630	17,880	52,147	46,340	-	-	116,367	Quaterly	4.36	3.13
0-E	PK AIRFINANCE	U.S.A.	US$	1,555	4,732	3,227	-	-	9,514	1,597	4,732	3,227	-	-	9,556	Quaterly	6.96	6.96
0-E	EXIM BANK	U.S.A.	US$	-	-	154,659	157,672	100,741	413,072	1,937	-	153,703	156,697	100,118	412,455	Quaterly	4.12	3.29
0-E	BANK OF UTAH	U.S.A.	US$	2,444	6,837	22,319	36,980	108,955	177,535	2,444	6,837	22,319	36,980	108,955	177,535	Monthly	10.71	10.71

Others loans
0-E	Various (*)	Chile	US$	101	-	-	-	-	101	101	-	-	-	-	101	At Expiration	-	-
	Total			56,090	170,473	516,685	2,097,261	1,369,885	4,210,394	109,522	204,843	508,593	1,961,617	1,340,137	4,124,712

(*)	Obligation to creditors for executed letters of credit.

Interest-bearing loans due in installments to June 30, 2023 (Unaudited)
Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil

				Nominal values						Accounting values
					More	More	More				More	More	More
				Up to	than 90 days	than one to	than three to	More than	Total	Up to	than 90 days	than one to	than three to	More than	Total		Annual
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.		Country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Financial lease

0-E	NATIXIS	France	US$	510	1,530	4,080	10,906	-	17,026	510	1,530	4,080	10,906	-	17,026	Quaterly	-	-

	Total			510	1,530	4,080	10,906	-	17,026	510	1,530	4,080	10,906	-	17,026
	Total consolidated			56,600	172,003	520,765	2,108,167	1,369,885	4,227,420	110,032	206,373	512,673	1,972,523	1,340,137	4,141,738

Interest-bearing loans due in installments to December 31, 2022
Debtor: LATAM Airlines Group S.A. and Subsidiaries, Tax No. 89.862.200-2, Chile.

				Nominal values						Accounting values
					More	More	More				More	More	More
				Up to	than 90 days	than one to	than three to	More than	Total	Up to	than 90 days	than one to	than three to	More than	Total		Annual
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.	Creditor	country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%

Bank loans
0-E	SANTANDER	Spain	US$	-	-	70,951	-	-	70,951	173	-	70,951	-	-	71,124	Quaterly	7,26	7,26
0-E	GOLDMAN SACHS	U.S.A.	US$	2,750	8,250	22,000	1,067,000	-	1,100,000	30,539	8,250	22,000	939,760	-	1,000,549	Quaterly	18.46	13.38

Obligations with the public
97.036.000-K	SANTANDER	Chile	UF	-	-	-	-	156,783	156,783	505	-	-	-	156,783	157,288	At Expiration	2.00	2.00
97.036.000-K	SANTANDER	U.S.A.	US$	-	-	-	-	3	3	-	-	-	-	3	3	At Expiration	1,00	1,00
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	-	-	-	450,000	700,000	1,150,000	-	32,878	-	430,290	669,340	1,132,508	At Expiration	15.00	13,38

Guaranteed obligations
0-E	BNP PARIBAS	U.S.A.	US$	1,761	6,907	22,890	26,035	126,605	184,198	2,637	6,907	22,212	25,627	126,048	183,431	Quaterly	5,76	5,76
0-E	WILMINGTON TRUST COMPANY	U.S.A.	US$	2,208	6,110	32,620	33,210	67,457	141,605	2,233	6,110	32,620	33,210	67,457	141,630	Quaterly/Monthly	8.20	8.20

Other guaranteed obligations
0-E	CREDIT AGRICOLE	France	US$	-	14,667	29,333	231,000	-	275,000	3,837	14,667	26,153	228,880	-	273,537	Quaterly	8,24	8,24
0-E	MUFG	U.S.A.	US$	11,345	34,624	66,419	-	-	112,388	11,404	34,624	66,419	-	-	112,447	Quaterly	6.23	6.23
0-E	CITIBANK	U.S.A.	US$	-	-	-	-	-	-	1470			-	-	1,470	At Expiration	1,00	1,00
0-E	EXIM BANK	U.S.A.	US$	-	-	17,737	36,431	32,444	86,612	237	-	17,738	36,431	32,444	86,850	Quaterly	2.01	1.78

Financial leases
0-E	CITIBANK	U.S.A.	US$	6,825	5,689	-	-	-	12,514	6,888	5,689	-	-	-	12,577	Quaterly	6.19	5.47
0-E	BNP PARIBAS	U.S.A.	US$	6,596	20,048	1,521	-	-	28,165	6,776	20,048	1,516	-	-	28,340	Quaterly	5.99	5.39
0-E	NATIXIS	France	US$	6,419	19,341	53,207	55,696	104,475	239,138	8,545	19,341	52,881	55,478	103,905	240,150	Quaterly	6.44	6.44
0-E	US BANK	U.S.A.	US$	16,984	51,532	84,177	-	-	152,693	17,831	51,532	79,805	-	-	149,168	Quaterly	4.06	2.85
0-E	PK AIRFINANCE	U.S.A.	US$	1,533	4,664	6,393	-	-	12,590	1,579	4,664	6,393	-	-	12,636	Quaterly	5.97	5.97
0-E	EXIM BANK	U.S.A.	US$	-	-	113,668	180,260	152,581	446,509	1,923	-	112,666	178,672	151,236	444,497	Quaterly	3.58	2.79
0-E	BANK OF UTAH	U.S.A.	US$	2321	6568	20990	30557	121801	182,237	2321	6568	20990	30557	121801	182,237	Monthly	10,45	10,45

Others loans
0-E	Various (*)		US$	2,028	-	-	-	-	2,028	2,028	-	-	-	-	2,028	At Expiration	-	-
	Total			60,770	178,400	541,906	2,110,189	1,462,149	4,353,414	100,926	211,278	532,344	1,958,905	1,429,017	4,232,470

(*)	Obligation to creditors for executed letters of credit.

Interest-bearing loans due in installments to December 31, 2022
Debtor: TAM S.A. and Subsidiaries, Tax No. 02.012.862/0001-60, Brazil

				Nominal values						Accounting values
				More than	More than	More than	More than	More			More than	More than	More than	More
				Up to	90 days	one to	three to	than	Total	Up to	90 days	one to	three to	than	Total		Annual
		Creditor		90	to one	three	five	five	nominal	90	to one	three	five	five	accounting		Effective	Nominal
Tax No.		Country	Currency	days	year	years	years	years	value	days	year	years	years	years	value	Amortization	rate	rate
				ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$		%	%
Bank loans

0-E	Merril Lynch Credit Products LLC	Brazil	BRL	304,549	-	-	-	-	304,549	314,322	-	-	-	-	314,322	Monthly	3,95	3,95

Financial lease

0-E	NATIXIS	France	US$	510	1,530	4,080	4,080	7,846	18,046	1,050	1,530	4,080	4,080	7,894	18,634	Semiannual/Quaterly	7.23	7.23

	Total			305,059	1,530	4,080	4,080	7,846	322,595	315,372	1,530	4,080	4,080	7,894	332,956
	Total consolidated			365,829	179,930	545,986	2,114,269	1,469,995	4,676,009	416,298	212,808	536,424	1,962,985	1,436,911	4,565,426

(b)	Lease Liability:

The movement of the lease liabilities corresponding to the period reported are as follow:

			Lease
			Liability
	Aircraft	Others	total
	ThUS$	ThUS$	ThUS$
Opening balance as January 1, 2022	2,883,661	76,977	2,960,638

New contracts	243,479	1,010	244,489
Renegotiations	(55,153)	7,886	(47,267)
Payments	(1,577)	(12,538)	(14,115)
Accrued interest	65,477	5,501	70,978
Exchange differences	-	(220)	(220)
Subsidiaries conversion difference	5	2,685	2,690
Other increases (decreases)	-	3,622	3,622
Total changes	252,231	7,946	260,177
Closing balance as of June 30, 2022 (Unaudited)	3,135,892	84,923	3,220,815
Opening balance as July 1, 2022	3,135,892	84,923	3,220,815
New contracts	111,445	12,009	123,454
Lease termination	(19,606)	-	(19,606)
Renegotiations	(21,080)	(12,084)	(33,164)
Exit effect of chapter 11 (*)	(995,888)	-	(995,888)
Payments	(153,246)	(13,634)	(166,880)
accrued interest	77,462	3,693	81,155
Exchange differences	-	2,499	2,499
Subsidiaries conversion difference	(7)	4,778	4,771
other variations	-	(702)	(702)
Total changes	(1,000,920)	(3,441)	(1,004,361)
Closing balance as of December 31, 2022 (Unaudited)	2,134,972	81,482	2,216,454
Opening balance as January 1, 2023	2,134,972	81,482	2,216,454
New contracts	116,786	1,594	118,380
Lease termination	(2,335)	(1,724)	(4,059)
Renegotiations	(7,813)	(1,222)	(9,035)
Payments	(158,217)	(11,422)	(169,639)
accrued interest	93,657	4,559	98,216
Exchange differences	-	5,407	5,407
Subsidiaries conversion difference	2	(21)	(19)
other variations	-	-	-
Total changes	42,080	(2,829)	39,251
Closing balance as of June 30 ,2023 (Unaudited)	2,177,052	78,653	2,255,705

(*)	Corresponds to the effect of emergence from Chapter 11 ThUS$679,273 associated with claims (Derecognition of assets for right of use for ThUS$639,728 (See Note 24 letter g (4)) and conversion of Notes for ThUS$39,545) and ThUS$316,615 due to IBR rate change.

The Company recognizes interest payments related to lease liabilities in the consolidated result under Finance costs (See Note 26(c)). The Average discount rates for calculation of lease liability are as follows.

	Discount rate	Discount rate
	June 2023	December 2022
Aircraft	8.85%	8.80%
Others	11.83%	10.70%

(c)	Hedge derivatives

	Current liabilities		Non-current liabilities		Total hedge derivatives
	As of	As of	As of	As of	As of	As of
	June 30,	December 31,	June 30,	December 31,	June 30,	December 31,
	2023	2022	2023	2022	2023	2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Fair value of interest rate derivatives	378	-	-	-	378	-
Fair value of foreign currency derivatives	4,170	-	-	-	4,170	-
Total hedge derivatives	4,548	-	-	-	4,548	-

The foreign currency derivatives correspond to options, forwards and swaps.

Hedging operation

The fair values of net assets/(liabilities), by type of derivative, of the contracts held as hedging instruments are presented below:

	As of	As of
	June 30,	December 31,
	2023	2022
	ThUS$	ThUS$
	Unaudited
Interest rate options (1)	1,543	8,816
Interest rate swaps (1)	3,479	-
Fuel Options (2)	8,744	12,594
Foreign currency derivative US$/BRL$ (3)	(4,170)	191

(1)	They cover significant variations in cash flows associated with the market risk implicit in increases in the SOFR interest rate for long-term loans originating from the acquisition of aircraft and bank loans. These contracts are recorded as cash flow hedge contracts.

(2)	Hedge significant variations in cash flows associated with market risk implicit in the changes in the price of future fuel purchases. These contracts are recorded as cash flow hedges.

(3)	Hedge significant variations in expected cash flows associated with the market risk implicit in changes in exchange rates, particularly the US$/BRL. These contracts are recorded as cash flow hedge contracts.

The Company only maintains cash flow hedges. In the case of the fuel and currency hedges, the cash flows subject to said hedges will occur and will impact results in the next 12 months from the date of the consolidated statement of financial position. In the case of interest rate derivatives, the settlements will occur in the next 6 months and will remain in the balance until the date of arrival of the associated aircraft, date on which it will be part of the right-of-use asset and will begin to impact results on a monthly basis until the expiration of the respective lease.

All hedging operations have been performed for highly probable transactions, except for fuel hedge. See Note 3.

See Note 24 (f) for reclassification to profit or loss for each hedging operation and Note 17 (b) for deferred taxes related.

NOTE 19 - TRADE AND OTHER ACCOUNTS PAYABLES

The composition of Trade and other accounts payables is as follows:

	As of	As of
	June 30,	December 31,
	2023	2022
	ThUS$	ThUS$
	Unaudited
Current
(a) Trade and other accounts payables	1,301,913	1,271,590
(b) Accrued liabilities	322,621	356,402
Total trade and other accounts payables	1,624,534	1,627,992

(a)	Trade and other accounts payable:

	As of	As of
	June 30	December 31,
	2023	2022
	ThUS$	ThUS$
	Unaudited
Trade creditors	1,065,998	904,964
Other accounts payable	235,915	366,626
Total	1,301,913	1,271,590

The details of Trade and other accounts payables are as follows:

	As of	As of
	June 30,	December 31,
	2023	2022
	ThUS$	ThUS$
	Unaudited
Boarding Fees	250,155	208,783
Suppliers technical purchases	176,963	123,743
Handling and ground handling	133,402	130,482
Maintenance	129,238	100,823
Airport charges and overflight	115,455	89,966
Other personnel expenses	86,287	116,244
Professional services and advisory	81,495	134,191
Aircraft Fuel	70,585	44,153
Leases, maintenance and IT services	61,791	83,751
Services on board	53,545	42,545
Marketing	38,402	37,928
Air companies	19,057	8,182
Crew	12,005	11,511
Agencies sales commissions	9,123	9,852
Others	64,410	129,436
Total trade and other accounts payables	1,301,913	1,271,590

(b)	Liabilities accrued:

	As of	As of
	June 30,	December 31,
	2023	2022
	ThUS$	ThUS$
	Unaudited
Aircraft and engine maintenance	135,756	184,753
Accrued personnel expenses	113,617	81,857
Accounts payable to personnel (1)	61,371	81,508
Others accrued liabilities	11,877	8,284
Total accrued liabilities	322,621	356,402

(1)	Participation in profits and bonuses (Note 22 letter b).

NOTE 20 - OTHER PROVISIONS

	Current liabilities		Non-current liabilities		Total Liabilities
	As of	As of	As of	As of	As of	As of
	June 30,	December 31,	June 30,	December 31,	June 30,	December 31,
	2023	2022	2023	2022	2023	2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Provision for contingencies (1)
Tax contingencies	8,374	8,733	622,949	617,692	631,323	626,425
Civil contingencies	8,455	5,490	127,002	119,483	135,457	124,973
Labor contingencies	326	350	204,851	175,212	205,177	175,562
Other	-	-	14,514	13,180	14,514	13,180
Provision for European
Commission investigation (2)	-	-	2,444	2,397	2,444	2,397
Total other provisions (3)	17,155	14,573	971,760	927,964	988,915	942,537

(1)	Provisions for contingencies:

The tax contingencies correspond to litigation and tax criteria related to the tax treatment applicable to direct and indirect taxes, which are found in both administrative and judicial stage.

The civil contingencies correspond to different demands of civil order filed against the Company. The labor contingencies correspond to different demands of labor order filed against the Company.

Provisions are recognized in the consolidated income statement in administrative expenses or tax expenses, as appropriate.

The Company maintains other judicial processes, individually and cumulatively, do not have a significant impact on these financial statements.

(2)	Provision made for proceedings brought by the European Commission for possible breaches of free competition in the freight market.

(3)	Total other provision as of June 30, 2023, and December 31, 2022, include the fair value of the contingencies arising at the time of the business combination with TAM S.A and subsidiaries, defined as possible, which wold not be provided for except in the context of a business combination in accordance with IFRS 3.

Movement of provisions:

	Contingencies (1)	Research European Commission (1)	Total
	ThUS$	ThUS$	ThUS$
Opening balance as of January 1, 2022	731,153	9,300	740,453
Increase in provisions	208,476	-	208,476
Provision used	(19,157)	-	(19,157)
Subsidiaries conversion difference	26,947	-	26,947
Reversal of provision	(61,008)	(6,630)	(67,638)
Exchange difference	(4,081)	(323)	(4,404)
Closing balance as of June 30, 2022 (Unaudited)	882,330	2,347	884,677
Opening balance as of July 1, 2022	882,330	2,347	884,677
Increase in provisions	479,082	-	479,082
Provision used	(43,930)	-	(43,930)
Subsidiaries conversion difference	1,708	-	1,708
Reversal of provision	(366,971)	-	(366,971)
Exchange difference	(12,079)	50	(12,029)
Closing balance as of December 31, 2022 (Unaudited)	940,140	2,397	942,537
Opening balance as of January 1, 2023	940,140	2,397	942,537
Increase in provisions	211,290	-	211,290
Provision used	(28,743)	-	(28,743)
Subsidiaries conversion difference	18,498	-	18,498
Reversal of provision	(155,598)	-	(155,598)
Exchange difference	884	47	931
Closing balance as of June 30, 2023 (Unaudited)	986,471	2,444	988,915

1)	See details of litigation and government investigations with a material impact in Note 30.

NOTE 21 - OTHER NON-FINANCIAL LIABILITIES

	Current liabilities		Non-current liabilities		Total Liabilities
	As of	As of	As of	As of	As of	As of
	June 30,	December 31,	June 30,	December 31,	June 30,	December 31,
	2023	2022	2023	2022	2023	2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited
Deferred revenues (1)(2)	2,900,055	2,533,081	441,374	420,208	3,341,429	2,953,289
Sales tax	11,620	7,194	-	-	11,620	7,194
Retentions	38,033	40,810	-	-	38,033	40,810
Other taxes	9,286	12,045	-	-	9,286	12,045
Dividends payable	80,116	-	-	-	80,116	-
Other sundry liabilities	7,319	49,121	-	-	7,319	49,121
Total other non-financial liabilities	3,046,429	2,642,251	441,374	420,208	3,487,803	3,062,459

Deferred Income Movement

		Deferred income
	Initial balance	(1) Recognition	Use	(1) Loyalty program (Award and redeem)	Expiration of tickets	Translation Difference	Others	Final balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

From January 1 to June 30, 2022 (Unaudited)	2,785,193	4,226,467	(3,766,883)	(103,922)	(140,364)	8,620	(3,977)	3,005,134

From July 1 to December 31, 2022 (Unaudited)	3,005,134	5,546,002	(5,310,305)	(137,279)	(173,663)	(4,035)	27,435	2,953,289

From 1 de January to June 30, 2023 (Unaudited)	2,953,289	6,672,944	(6,203,099)	35,888	(184,501)	78,878	(11,970)	3,341,429

(1)	The balance includes mainly, deferred income for services not provided as of June 30, 2023 and December 31, 2022 and for the frequent flyer LATAMPASS program.

LATAMPASS is LATAM's frequent flyer program that allows rewarding the preference and loyalty of its customers with multiple benefits and privileges, through the accumulation of miles or points that can be exchanged for tickets or for a varied range of products and services. Clients accumulate miles or points LATAM Pass every time they fly in LATAM and other airlines associated with the program, as well as by buying in stores or use the services of a vast network of companies that have agreements with the program around the world.

(2)	As of June 30, 2023, Deferred Income includes ThUS$ 40,899 related to the compensation from Delta Air Lines, Inc., which is recognized in the income statement based on the estimation of income differentials until the implementation of the strategic alliance.

NOTE 22 - EMPLOYEE BENEFITS

	As of June 30,	As of December 31,
	2023	2022
	ThUS$	ThUS$
	Unaudited
Retirements payments	55,477	45,076
Resignation payments	11,099	6,365
Other obligations	61,919	42,047

Total liability for employee benefits	128,495	93,488

(a)	The movement in retirements, resignations and other obligations:

	Opening Balance	Increase (decrease) current service provision	Benefits paid	Actuarial (gains) Losses	Increase (decrease) Currency translation	Closing balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to June 30, 2022 (Unaudited)	56,233	13,220	(2,824)	(4,861)	(4,930)	56,838
From July 1 to December 31, 2022 (Unaudited)	56,838	40,034	(1,551)	(5,074)	3,241	93,488
From January 1 to June 30, 2023 (Unaudited)	93,488	46,420	(3,953)	11,846	4,386	128,495

The main assumptions used in the calculation of the provision in Chile are presented below:

	For the period ended June 30,
Assumptions	2023	2022
	Unaudited
Discount rate	5.20%	6.30%
Expected rate of salary increase	5.23%	5.23%
Rate of turnover	5.02%	5.14%
Mortality table	RV-2014	RV-2014
Inflation rate	3.17%	4.41%
Retirement age of women	60	60
Retirement age of men	65	65

The discount rate corresponds to the rate of the 20-year term Bonds of the Central Bank of Chile BCP. The RV-2014 mortality tables correspond to those established by the Commission for the Financial Market of Chile and for the determination of inflation rates; the paper market yield curves of the Central Bank of Chile of the long-term BCUs and BCPs at the date of scope have been used.

The calculation of the present value of the defined benefit obligation is sensitive to the variation of some actuarial assumptions such as discount rate, salary increase, rotation and inflation.

The sensitivity analysis for these variables is presented below:

	Effect on the liability
	As of	As of
	June 30,	December 31,
	2023	2022
	ThUS$	ThUS$
	Unaudited
Discount rate
Change in the accrued liability an closing for increase in 100 p.b.	(3,802)	(3,308)
Change in the accrued liability an closing for decrease of 100 p.b.	4,246	3,724

Rate of wage growth
Change in the accrued liability an closing for increase in 100 p.b.	4,022	3,520
Change in the accrued liability an closing for decrease of 100 p.b.	(3,699)	(3,216)

(b)	The liability for short-term:

	As of	As of
	June 30,	December 31,
	2023	2022
	ThUS$	ThUS$
	Unaudited

Profit-sharing and bonuses (*)	61,371	81,508

(*)	Accounts payables to employees (Note 19 letter b)

The participation in profits and bonuses related to an annual incentive plan for achievement of certain objectives.

(c)	CIP (Corporate Incentive Plan)

With the aim of incentivizing the retention of talent among the executives of the Company and in response to the exit of the Chapter 11 Procedure, it was agreed to grant an extraordinary and exceptional incentive called Corporate Incentive Plan (hereinafter also “CIP”), which will be enforceable and paid subject to compliance with the terms, clauses and conditions approved at the Board meeting dated April 25, 2023. In summary, the CIP contemplates three categories oriented to three different groups or categories of employees, whether they are hired by the Company directly, or in other companies of the LATAM group. These categories are as follows: Non-Executive Employees; Executives Not part of the Global Executive Meeting o “GEM”; and GEM Executives. Employees in each of these groups are only eligible for the CIP that corresponds to their respective category. The terms of each of these CIP categories were communicated to the respective employees between the months of January to June 2023.

Below are more background on each of the different categories of the CIP. Additionally, in Note 33 describes in more detail the main terms and conditions of the last two categories of the CIP (i.e., Non-GEM Executives; and GEM Executives):

i)	Non-Executive Employees: The first subprogram was aimed at non-executive employees who, while hired in LATAM as of December 31, 2020, were still in their position as of April 30, 2023, which includes a fixed and guaranteed payment in cash on certain dates, depending on the country where the employee is hired.

This subprogram is available to those employees who were unable to qualify for one of the two categories below, or who were able to do so, chose not to participate in them.

ii)	Executives Not part of the GEM: The second subprogram applies to senior executives not part of the GEM (Global Executive Meeting – Senior Managers, Managers, Assistant Managers). This program contemplates the creation of remuneration synthetic Units (hereinafter, simply “Units”) that, by reference, are considered as equivalent to the price of one share of LATAM Airlines Group S.A., and consequently, in case they become effective, they grant the worker the right to receive the payment in cash that results from multiplying the number of Units that become effective by the value per share of LATAM Airlines Group S.A. that should be considered in accordance with CIP.

In this context, this program contemplates two different bonuses: (1) a withholding bonus, consisting of the amount in cash resulting from Units that are assigned to the respective employee, these Units being paid at 20% at month 15 and 80% at month 24, in each case, counted from the exit date of Chapter 11 Procedure (i.e., November 3, 2022) (the “Exit Date”). This is consequently a guaranteed payment for these employees; and (2) a bonus associated with the certain financial indicators of LATAM Airlines Group S.A. and its subsidiaries, which is reflected in Note 19 (b), becoming effective 20% at month 15 and 80% at month 24, in each case, from the Exit Date. Consequently, this is an eventual payment that is only made if these indicators are reached.

iii)	GEM Executives: The third subprogram applies to the Company´s GEM executives (Global Executive Meeting) (CEO and employees whose job description is “vice presidents” or “directors”). This program, in essence, contemplates the creation of remuneration synthetic Units that, by referential means, are considered as equivalent to the price of one share of LATAM Airlines Group S.A. and consequently, in case they become effective, they grant the worker the right to receive the payment in cash that results from multiplying the number of Units that become effective by the value per share of LATAM Airlines Group S.A. that must be considered according to the CIP.

These Units are divided into:

(1) Units associated with the employee’s permanence in the Company (“RSUs” – Retention Shares Units); and (2) Units associated with both the employee’s permanence in the Company and the performance of LATAM Airlines Group S.A. (“PSUs” – Performance Shares Units). This performance is ultimately measured according to the share price of LATAM Airlines Group S.A. in the terms and conditions of the CIP.

Both the RSUs and the PSUs are consequently associated with the passage of time, becoming effective by partialities according to the calendar contemplated by the CIP. For the case of RSUs, having a vesting guaranteed by partialities as explained in more detail in Note 33. On the other hand, the PSUs also consider the market value of the share of LATAM Airlines Group S.A. considering a liquid market. However, as long as there is no such liquid market, the share price will be determined on the basis of representative transactions. As explained in more detail in Note 33, PSUs constitute a contingent and non-guaranteed payment.

In addition, some GEM Executives will also be entitled to receive a fixed and guaranteed cash payment (“MPP” – Management Protection Plan) on certain dates according to the CIP. Those employees who are eligible for this MPP will also be eligible for a limited number of additional MSUs (“MPP Based RSUs”).

In all cases, the respective employees must have remained as such in the Company at the corresponding accrual date to qualify for these benefits.

During the first half of 2023, the amount accrued related to this CIP was MUS$ 27.6, which is recorded in the “Administrative expenses” line of the Interim Consolidated Statement of Income by Function. As of June 30, 2023, the amount of this plan recorded in the consolidated statement of financial position is MUS$ 79.3.

(d)	Employment expenses are detailed below:

	For the 6 months ended		For the 3 months ended
	June 30,		June 30,
	2023	2022	2023	2022
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Salaries and wages	592,357	466,204	297,920	232,890
Short-term employee benefits	79,455	52,537	44,509	28,247
Other personnel expenses	66,000	55,145	35,519	28,496
Total	737,812	573,886	377,948	289,633

NOTE 23 - ACCOUNTS PAYABLE, NON-CURRENT

	As of	As of
	June 30,	December 31,
	2023	2022
	ThUS$	ThUS$
	Unaudited

Aircraft and engine maintenance	311,579	249,710
Fleet (JOL)	40,000	40,000
Airport charges and Overflight	16,593	19,866
Provision for vacations and bonuses	17,667	16,539
Other sundry liabilities	148	169
Total accounts payable, non-current	385,987	326,284

NOTE 24 - EQUITY

(a)	Capital

The Company’s objective is to maintain an appropriate level of capitalization that enables it to ensure access to the financial markets for carrying out its medium and long-term objectives, optimizing the return for its shareholders and maintaining a solid financial position.

The paid capital of the Company at June 30, 2023 amounts to ThUS$ 5,003,534 divided into 604,437,877,587 common stock of a same series (ThUS$ 13,298,486 divided into 604,437,584,048 shares as of December 31, 2022), a single series nominative, ordinary character with no par value. The total number of authorized shares of the Company as of June 30, 2023, corresponds to 606.407.693.000 shares. There are no special series of shares and no privileges. The form of its stock certificates and their issuance, exchange, disablement, loss, replacement and other similar circumstances, as well as the transfer of the shares, is governed by the provisions of the Corporate Law and its regulations.

At the Company’s Extraordinary Shareholders’ Meeting held on July 5, 2022, it was agreed to increase the Company’s capital by US$ 10,293,269,524 through the issuance of 73,809,875,794 paid shares and 531,991,409,513 backup shares, all ordinary, of the same and single series, without par value, of which: (a) US$ 9,493,269,524 represented by 531,991,409,513 new shares, to be used to respond to the conversion of the Convertible Notes, according to this term is defined below (the “Support Shares”); and (b) US$800,000,000 represented by 73,809,875,794 new paid shares (the “New Paid Shares”), to be offered preferentially to shareholders. On September 13, 2022, the preferential placement of the convertible notes and, in turn, of the new paid shares began, ending on the following dates, as explained below:

1.	On October 12, 2022 expired the 30-day preemptive rights offering period (the “POP”) of (i) the 73,809,875,794 new paid shares, issued and registered in the Securities Registry of the Comisión para el Mercado Financiero (the “CMF”) (the “ERO”); and (ii) 1,257,002,540 notes convertible into shares Serie G, the 1,372,839,695 notes convertible into shares Serie H, and the 6,863,427,289 notes convertible into shares Serie I, all registered in the Securities Registry of the CMF (jointly, the “Convertible Notes”).

2.	On October 13, 2022, the second round (the “Second Round”) of subscription of the ERO has taken place, in which had the right to participate, the shareholders (or their assignees) that subscribed ERO in the POP and expressed to LATAM, at the time of the subscription, their intention to participate in the Second Round.

3.	As previously reported, the Remainder will be placed, in compliance with the applicable laws and regulations, according to the rules governing the offering of the ERO and the Convertible Notes, as provided in Article 10 of the Regulations of the Corporations Law. Such placement includes, among other things, the placement of a portion of the Remainder with (i) a group of unsecured creditors of LATAM represented by Evercore and certain holders of Chilean notes issued by LATAM (collectively, the “Backstop Creditors”); and (ii) Delta Air Lines, Inc., Qatar Airways Investments (UK) Ltd. and the Cueto group (collectively, the “Backstop Shareholders”;and them jointly with the Backstop Creditors, the “Backstop Parties”) according to the rules of their respective backstop commitment agreements (the “Backstop Agreements”).

4.	For purposes of the above, the Company will exercise its rights under the Backstop Agreements and will therefore require the Backstop Parties to subscribe and pay their respective portion of the Remainder, as provided in such agreements. Given the funding period contemplated in the Backstop Agreements, the Company managed to exit the Chapter 11 on November 3, 2022. Consequently, on this same date the Company, together with its various subsidiaries that were part of the Chapter 11 Procedure, have emerged from bankruptcy.

5.	As part of the implementation of its Reorganization Plan within the framework of the exit from Chapter 11, LATAM issued MUS$ 800 in new paid shares and MUS$ 9,493 through the issue of three classes of notes convertible into Company shares, backed by 531,991,409,513 shares totalling 605,801,285,307 shares. As of June 30, 2023, of the aforementioned capital increase, 603,831,469,894 shares were subscribed and paid (603,831,176,355 shares as of December 31, 2022), equivalent to ThUS$10,169,622 as of June 30, 2023 (ThUS$10,152,221 as of December 31, 2022) and as of December 31, 2022 costs of issuance and placement of shares and convertible bonds were generated for ThUS$ 810,279, which was presented as part of the Other reserves and was reclassified to “paid-in capital” according to the Extraordinary Shareholders’ Meeting held on April 20, 2023, as explained below.

6.	At the Company’s Extraordinary Shareholders’ Meeting held on April 20, 2023, it was agreed to:

6.i) A decrease in the Company’s capital for an amount of ThUS$ 7,501,896, without altering the number and characteristics of the shares into which it is divided, by absorbing the Company’s accumulated losses as of December 31, 2022 for the same amount;

6.ii) Others decrease of the Company’s capital for an amount of ThUS$ 178, without altering the number and characteristics of the shares into which it is divided, through the absorption of the equity account of “Treasury Shares” as of December 31, 2022 for the same amount, produced on the occasion of the January 2012 reduction of capital stock by operation of law that took place in accordance with the provisions of Article 27 of the Corporations Law.

6.iii) Deduction of the Company´s capital the account “Costs of issuing shares and new convertible notes, for an amount od ThUS$ 810,279.

(b)	Movement of authorized shares

The following table shows the movement of the authorized, fully paid shares and back-up shares to be delivered in the event that the respective conversion option is exercised under the convertible notes currently issued by the Company:

	as of June 30, 2023 (Unaudited)				as of December 31, 2022
	N° of authorized shares	N° of Subscribed of shares and paid or delivered pursuant to the exercise of the conversion option	N° of convertible notes back-up shares pending to place	N° of shares to subscribe or not used	N° of authorized shares	N° of Subscribed of shares and paid or delivered pursuant to the exercise of the conversion option	N° of convertible notes back-up shares pending to place	N° of shares to subscribe or not used
Opening Balance	606,407,693,000	604,437,584,048	4,205,287	1,965,903,665	606,407,693	606,407,693	-	-
New shares issued	-	-	-	-	73,809,875,794	73,809,875,794	-	-
Convertible Notes G	-	-	-	-	19,992,142,087	18,026,240,520	-	1,965,901,567
Convertible Notes H	-	293,539	(293,539)	-	126,661,409,136	126,657,203,849	4,205,287	-
Convertible Notes I	-	-	-	-	385,337,858,290	385,337,856,192	-	2,098
Subtotal	-	293,539	(293,539)	-	605,801,285,307	603,831,176,355	4,205,287	1,965,903,665
Closing Balance	606,407,693,000	604,437,877,587	3,911,748	1,965,903,665	606,407,693,000	604,437,584,048	4,205,287	1,965,903,665

(c)	Share capital

The following table shows the movement of share capital:

Movement fully paid shares
Paid- in
Capital
ThUS$
Initial balance as of January 1, 2022	3,146,265
New shares issued (ERO)	800,000
Conversion options of convertible notes exercised during the year - Convertible Notes G (1)	1,115,996
Conversion options of convertible notes exercised during the year - Convertible Notes H	1,372,798
Conversion options of convertible notes exercised during the year - Convertible Notes I (2)	6,863,427
Subtotal	10,152,221
Ending balance as of December 31, 2022	13,298,486
Initial balance as of January 1, 2023	13,298,486
Placement during the conversion option period - Convertible Notes G	17,401
Absorption of Accumulated Losses as of December 31, 2022 (3)	(7,501,896)
Absorption of treasury shares (3)	(178)
Deduction of issuance and placement costs of shares and bonds convertible into shares (3)	(810,279)
Subtotal	(8,294,952)
Ending balance as of June 30, 2023 (Unaudited)	5,003,534

(1)	It only includes Convertible Notes bonds delivered as payment of debts recognized in Chapter 11.

(2)	Part of the Convertible Notes were to extinguish through exchange credits that were recognized in Chapter 11.

(3)	As explained in letter a) of this Note, at the Company's Extraordinary Shareholders' Meeting held on April 20, 2023, it was agreed to absorb and reduce the Company's capital.

(d)	Treasury stock

At June 30, 2023, the Company held no treasury stock. The remaining of ThUS$ 178 corresponded to the difference between the amount paid for the shares and their book value, at the time of the full right decrease of the shares which held in its portfolio. As explained in letter a) of this same Note, at the Company's Extraordinary Shareholders' Meeting held on April 20, 2023, an absorption of the Company's capital was agreed for an amount of MUS$ 178.

(e)	Other equity- Value of conversion right - Convertible Notes

(e.1)	Notes subscription

The Convertible Notes were issued to be place in exchange for a cash contribution, in exchange for settlement of Chapter 11 Proceeding or a combination of both. Convertible Notes issued in exchange for cash were valued at fair value (the cash received). Notes issued in exchange for settlement of Chapter 11 claims were valued considering the discount that each group of liabilities settled on at the emergence date. The table below shows the three classes of Convertible Notes at their nominal values, the adjustment, if any, to arrive at their fair values and the amount of transaction costs. The conversion option classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument as a whole. The equity portion is recognized under Other equity at the time the Convertible Notes are issued.

	As of December 31, 2022
				Total
	Convertible	Convertible	Convertible	Convertible
Concepts	Notes G	Notes H	Notes I	Notes
	ThUS$	ThUS$	ThUS$	ThUS$
Face Value	1,115,996	1,372,837	6,863,427	9,352,260
Adjustment to fair value
Convertible Notes at the date of issue	(923,616)	-	(2,686,854)	(3,610,470)
Issuance cost	-	(24,812)	(705,467)	(730,279)
Subtotal	(923,616)	(24,812)	(3,392,321)	(4,340,749)
Fair Value of Notes	192,380	1,348,025	3,471,106	5,011,511
Debt component at issuance date	-	(102,031)	-	(102,031)
Equity component at the issuance date	192,380	1,245,994	3,471,106	4,909,480

	As of June 30, 2023 (Unaudited)
				Total
	Convertible	Convertible	Convertible	Convertible
Concepts	Notes G	Notes H	Notes I	Notes
	ThUS$	ThUS$	ThUS$	ThUS$
Face Value	17,401	-	-	17,401
Adjustment to the fair value of the Notes
Convertible on the issue date	(14,401)	-	-	(14,401)
Subtotal	(14,401)	-	-	(14,401)
Fair value of convertible Notes	3,000	-	-	3,000
Equity component at the issuance date	3,000	-	-	3,000

(e.2)	Conversion of notes into shares

As of June 30, 2023 and December 31, 2022, the following notes have been converted into shares:

	As of December 31, 2022
				Total
	Convertible	Convertible	Convertible	Convertible
Concepts	Notes G	Notes H	Notes I	Notes
	ThUS$	ThUS$	ThUS$	ThUS$
Conversion percentage	88.782%	99.997%	100.000%
Conversion option of convertible notes exercised	1,115,996	1,270,767	6,863,427	9,250,190
Converted debt component	-	102,031	-	102,031
Total Converted Notes	1,115,996	1,372,798	6,863,427	9,352,221

	As of June 30, 2023 (Unaudited)
				Total
	Convertible	Convertible	Convertible	Convertible
Concepts	Notes G	Notes H	Notes I	Notes
	ThUS$	ThUS$	ThUS$	ThUS$
Conversion percentage	90.167%	99.997%	100.000%
Conversion option of convertible notes exercised	1,133,397	1,372,798	6,863,427	9,369,622
Total Converted Notes	1,133,397	1,372,798	6,863,427	9,369,622

The conversion option from the issuance of convertible notes classified as equity is determined by deducting the amount of the liability component from the fair value of the compound instrument (i.e. convertible notes) as a whole. This is recognized and included in equity, net of income tax effects, and is not subsequently remeasured. In addition, the conversion option classified as equity will remain in equity until the conversion option is exercised, in which case, the balance recognized in equity will be transferred to share capital. As of December 31, 2022, the portion not converted into equity corresponds to ThUS$39.

(e.3)	The Convertible Notes

The contractual conditions of the G, H and I Convertible Notes consider the delivery of a fixed number of shares of LATAM Airlines Group S.A. at the time of settlement of the conversion option of each of them. The foregoing determined the classification of convertible notes as equity instruments, with the exception of Bond H, which considers, in addition to the delivery of a fixed number of shares, the payment of 1% annual interest with certain conditions for its payment and its accrual from 60 days after November 3 2022. The payment of this interest gives rise to the recognition of a liability component for the class H convertible notes.

At the date of issue, the fair value of the liability component in the amount of ThUS$ 102,031 was estimated using the prevailing market interest rate for similar non-convertible instruments.

Transaction costs relating to the liability component are included in the carrying amount of the liability portion and amortized over the period of the convertible notes using the effective interest method. At December 31, 2022, the debt portion was converted into equity. Transaction costs relating to the equity component are recognised as part of Other reserves within Equity.

(f)	Reserve of share- based payments

Movement of Reserves of share- based payments:

	Opening	Stock option	Closing
Periods	balance	plan	balance
	ThUS$	ThUS$	ThUS$
From January 1 to June 30, 2022 (Unaudited)	37,235	-	37,235
From July 1 to December 31, 2022 (Unaudited)	37,235	-	37,235
From January 1 to June 30, 2023 (Unaudited)	37,235	-	37,235

These reserves are related to share based payment plans that expired during the first quarter of 2023. No equity instruments were issued and no amounts were paid associated with these plans.

(g)	Other sundry reserves

Movement of Other sundry reserves:

Periods	Opening balance	Transactions with non-controlling interest	Legal Reserves	Other sundry reserves	Others increases (Decreases)(5)	Closing balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
From January 1 to June 30, 2022 (Unaudited)	2,448,098	-	-	-	-	2,448,098
From July 1 to December 31, 2022 (Unaudited)	2,448,098	-	-	(4,420,749)	-	(1,972,651)
From January 1 to June 30, 2023 (Unaudited)	(1,972,651)	23	-	(14,401)	810,279	(1,176,750)

Balance of Other sundry reserves comprise the following:

	As of	As of
	June 30,	December 31,
	2023	2022
	ThUS$	ThUS$
	Unaudited
Higher value for TAM S.A. share exchange (1)	2,665,692	2,665,692
Reserve for the adjustment to the value of fixed assets (2)	2,620	2,620
Transactions with non-controlling interest (3)	(216,633)	(216,656)
Adjustment to the fair value of the New Convertible Notes (4)	(3,624,871)	(3,610,470)
Cost of issuing shares and New Convertible Notes (5)	-	(810,279)
Others	(3,558)	(3,558)
Total	(1,176,750)	(1,972,651)

(1)	Corresponds to the difference between the value of the shares of TAM S.A., acquired by Sister Holdco S.A. (under the Subscriptions) and by Holdco II S.A. (by virtue of the Exchange Offer), which is recorded in the declaration of completion of the merger by absorption, and the fair value of the shares exchanged by LATAM Airlines Group S.A. as of June 22, 2012.

(2)	Corresponds to the technical revaluation of the fixed assets authorized by the Commission for the Financial Market in the year 1979, in Circular No. 1529. The revaluation was optional and could be made only once; the originated reserve is not distributable and can only be capitalized.

(3)	The balance as of June 30, 2023 and December 31, 2022 corresponds to the loss generated by: Lan Pax Group S.A. e Inversiones Lan S.A. in the acquisition of shares of Aerovías de Integración Regional Aires S.A. for ThUS$ (3,480) and ThUS$ (20), respectively; the acquisition of TAM S.A. of the minority interest in Aerolinhas Brasileiras S.A. for ThUS$ (885), the acquisition of Inversiones Lan S.A. of the minority participation in Aires Integra Regional Airlines S.A. for an amount of ThUS$ (2) and the acquisition of a minority stake in Aerolane S.A. by Lan Pax Group S.A. for an amount of ThUS$ (21,526) through Holdco Ecuador S.A. (3) The loss due to the acquisition of the minority interest of Multiplus S.A. for ThUS$ (184,135) (see Note 1), (4) and the acquisition of a minority interest in LATAM Airlines Perú S.A through LATAM Airlines Group S.A for an amount of ThUS$ (3,225) and acquisition of the minority stake in LAN Argentina S.A. and Inversora Cordillera through Transportes Aéreos del Mercosur S.A. for an amount of ThUS$ (3,383) and (5) acquisition of the non-controlling interest of Aerovías de Integración Regional Aires S.A. for an amount of ThUS$23.

(4)	The adjustment to the fair value of the Convertible Notes delivered in exchange for settlement of Chapter 11 claims was valued considering the discount that each group of liabilities settled on at the emergence date. These relate to: gain on the haircut for the accounts payable and other accounts payable for ThUS$ 2,564,707 (ThUS$ 2,550,306 as of December 31, 2022), gain on the haircut for the financial liabilities for ThUS$ 420,436 and gain on the haircut of lease liabilities which is booked against the right of use asset for ThUS$ 639,728 as of June 30, 2023 and December 31, 2022.

(5)	Corresponds to 20% of the sum of the commitment of new funds of the Backstop Parties under the Series I Convertible Bonds and the New Paid Shares, plus additional costs for extension of the Backstop agreement. At the Company's Extraordinary Shareholders' Meeting held on April 20, 2023, it was agreed to deduct from the paid-in capital of the Company the account "Costs of issuance and placement of shares and bonds convertible into shares", for the sum of ThUS$810,279.

(h)	Reserves with effect in other comprehensive income.

Movement of Reserves with effect in other comprehensive income:

	Currency translation reserve	Cash flow hedging reserve	Gains (Losses) on change on value of time value of options	Actuarial gain or loss on defined benefit plans reserve	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Opening balance as of January 1, 2022	(3,772,159)	(38,390)	(17,563)	(18,750)	(3,846,862)
Change in fair value of hedging instrument recognised in OCI	-	10,199	(1,681)	-	8,518
Reclassified from OCI to profit or loss	-	(11,849)	6,499	-	(5,350)
Add: Costs of hedging deferred and recognised in OCI	-	(1,110)	-	-	(1,110)
Deferred tax	-	(221)	-	-	(221)
Actuarial reserves by employee benefit plans	-	-	-	(4,860)	(4,860)
Deferred tax actuarial IAS by employee benefit plans	-	-	-	228	228
Translation difference subsidiaries	(22,517)	1,731	-	-	(20,786)
Closing balance as of June 30, 2022 (unaudited)	(3,794,676)	(39,640)	(12,745)	(23,382)	(3,870,443)

Opening balance as of July 1, 2022	(3,794,676)	(39,640)	(12,745)	(23,382)	(3,870,443)
Change in fair value of hedging instrument recognised in OCI	-	41,124	(22,164)	-	18,960
Reclassified from OCI to profit or loss	-	-	-	-	-
Add: Costs of hedging deferred and recognised in OCI	-	43,142	13,447	-	56,589
Reclassified from OCI to the value of the hedged asset	-	(7,033)	-	-	(7,033)
Deferred tax	-	(14)	-	-	(14)
Actuarial reserves by employee benefit plans	-	-	-	(5,073)	(5,073)
Deferred tax actuarial IAS by employee benefit plans	-	-	-	338	338
Translation difference subsidiaries	(10,884)	(1,037)	(160)	-	(12,081)
Closing balance as of December 31, 2022 (unaudited)	(3,805,560)	36,542	(21,622)	(28,117)	(3,818,757)

Opening balance as of January 1, 2023	(3,805,560)	36,542	(21,622)	(28,117)	(3,818,757)
Change in fair value of hedging instrument recognised in OCI	-	-	-	-	-
Add: Costs of hedging deferred and recognised in OCI	-	(39,858)	1,754	-	(38,104)
Reclassified from OCI to profit or loss		6,670	15,661	-	22,331
Reclassified from OCI to the value of the hedged asset	-	(2,750)	-	-	(2,750)
Deferred tax	-	(297)	-	-	(297)
Actuarial reserves by employee benefit plans	-	-	-	(11,843)	(11,843)
Deferred tax actuarial IAS by employee benefit plans	-	-	-	328	328
Translation difference subsidiaries	(4,327)	5,069	23	-	765
Closing balance as of June 30, 2023 (unaudited)	(3,809,887)	5,376	(4,184)	(39,632)	(3,848,327)

(h.1)	Cumulative translate difference

These are originated from exchange differences arising from the translation of any investment in foreign entities (or Chilean investments with a functional currency different to that of the parent), and from loans and other instruments in foreign currency designated as hedges for such investments. When the investment (all or part) is sold or disposed and a loss of control occurs, these reserves are shown in the consolidated statement of income as part of the loss or gain on the sale or disposal. If the sale does not involve loss of control, these reserves are transferred to non-controlling interests.

(h.2)	Cash flow hedging reserve

These are originated from the fair value valuation at the end of each period of the outstanding derivative contracts that have been defined as cash flow hedges. When these contracts expire, these reserves should be adjusted, and the corresponding results recognized.

(h.3)	Reserves of actuarial gains or losses on defined benefit plans

Correspond to the increase or decrease in the present value obligation for defined benefit plans due to changes in actuarial assumptions, and experience adjustments, which are the effects of differences between the previous actuarial assumptions and the actual events that have occurred.

(i)	Retained earnings/(losses)

Movement of Retained earnings/(losses):

		Result		Other
	Opening	for the		increase	Closing
Periods	balance	period	Dividends	(decreases) (1)	balance
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

From January 1 to June 30, 2022 (Unaudited)	(8,841,106)	(903,271)	-	-	(9,744,377)
From July 1 to December 31, 2022 (Unaudited)	(9,744,377)	2,242,481	-	-	(7,501,896)
From January 1 to June 30, 2023 (Unaudited)	(7,501,896)	267,052	(80,116)	7,559,025	244,065

(1)	The detail of Other increases (decreases) is as follows:

ThUS$
Absorption accumulated losses (*)	7,501,896
Out of Period Adjustment (**)	57,129
Total	7,559,025

(*)	See letter a) under this same Note.

(**)	Out of Period Adjustment

On April 30, 2020, LATAM’s Shareholders approved the distribution of a dividend in the amount of ThUS$ 57,129 to be paid on May 28, 2020. On May 26, 2020, LATAM entered Chapter 11 proceedings which granted an automatic stay prohibiting the Company from making dividend payments. At that time it was not clear when this dividend would be paid. On November 3, 2022, upon emergence from Chapter 11 it was clear this dividend would not be paid, however, it was not derecognized from liabilities and transferred to retained earnings at that time. During three months ended March 31. 2023, the Company corrected this matter and recorded an out of period adjustment to derecognize the dividend payable resulting in an increase of ThUS$ 57,129 to retained earnings and a decrease in Trade and other accounts payable in the same amount.

Management has evaluated the impact of this out-of-period adjustment and concluded that it is not material to the financial statements for the second quarter ended June 30, 2023, or to any previously reported semi-annual or annual financial statements.

(j)	Dividends per share

	Minimum mandatory	Minimum mandatory
	dividend	dividend
Description of dividend	2023	2022

Amount of the dividend (ThUS$)	80,116	0
Number of shares among which the dividend is distributed	604,437,877,587	604,437,584,048
Dividend per share (US$)	0.0001	0.0000

NOTE 25 - REVENUE

The detail of revenues is as follows:

	For the 6 months period ended		For the 3 months period ended
	June 30,		June 30,
	2023	2022	2023	2022
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Passengers	4,671,904	3,199,624	2,277,553	1,713,385
Cargo	732,615	893,527	355,324	462,829
Total	5,404,519	4,093,151	2,632,877	2,176,214

NOTE 26 - COSTS AND EXPENSES BY NATURE

(a)	Costs and operating expenses

The main operating costs and administrative expenses are detailed below:

	For the 6 months period ended		For the 3 months period ended
	June 30,		June 30,
	2023	2022	2023	2022
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Aircraft fuel	(1,910,282)	(1,699,477)	(850,523)	(948,908)
Other rentals and landing fees	(616,287)	(479,875)	(318,942)	(255,430)
Aircraft maintenance	(290,473)	(300,285)	(152,871)	(144,741)
Aircraft rental (*)	(47,196)	(143,284)	(23,464)	(73,676)
Comisions	(100,928)	(70,510)	(50,947)	(41,951)
Passenger services	(128,535)	(70,311)	(65,402)	(36,957)
Other operating expenses	(593,001)	(595,928)	(320,047)	(337,320)
Total	(3,686,702)	(3,359,670)	(1,782,196)	(1,838,983)

(*) Aircraft Lease Contracts include lease payments based on Power by the Hour (PBH) at the beginning of the contract and fixed-rent payments later on. For these contracts that contain an initial period based on PBH and then a fixed amount, a right of use asset and a lease liability was recognized at the date of modification of the contract. These amounts continue to be amortized over the contract term on a straight-line basis starting from the modification date of the contract. Therefore, as a result of the application of the lease accounting policy, the expenses for the year include both the lease expense for variable payments (Aircraft Rentals) as well as the expenses resulting from the amortization of the right of use assets (included in the Depreciation line included in b) below) and interest from the lease liability (included in Lease Liabilities letter c) below)

	For the 6 months period ended		For the 3 months period ended
	June 30,		June 30,
	2023	2022	2023	2022
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Payments for leases of low-value assets	(10,802)	(11,101)	(5,664)	(4,534)
Total	(10,802)	(11,101)	(5,664)	(4,534)

(b)	Depreciation and amortization

Depreciation and amortization are detailed below:

	For the 6 months period ended		For the 3 months period ended
	June 30,		June 30,
	2023	2022	2023	2022
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Depreciation (*)	(536,092)	(549,014)	(272,485)	(269,426)
Amortization	(29,367)	(26,690)	(14,920)	(14,033)
Total	(565,459)	(575,704)	(287,405)	(283,459)

(*)	Included within this amount is the depreciation of the Property, plant and equipment (See Note 16 (a)) and the maintenance of the aircraft recognized as right of use assets. The maintenance cost amount included in the depreciation line for the period ended June 30, 2023 is ThUS$ 261,779 and ThUS$ 213,649 for the same period in 2022.

(c)	Financial costs

The detail of financial costs is as follows:

	For the 6 months period ended		For the 3 months period ended
	June 30,		June 30,
	2023	2022	2023	2022
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Bank loan interests	(199,848)	(355,204)	(101,651)	(147,702)
Financial leases	(30,060)	(20,515)	(14,892)	(11,443)
Lease Liabilities	(99,509)	(72,312)	(50,224)	(38,070)
Other financial instruments	(7,360)	(17,789)	(5,846)	(9,207)
Total	(336,777)	(465,820)	(172,613)	(206,422)

The sum of costs and expenses by nature presented in this note plus the Employee expenses disclosed in Note 22, are equivalent to the sum of cost of sales, distribution costs, administrative expenses, other expenses and financing costs presented in the consolidated statement of income by function.

(a)	Restructuring activities expenses

Restructuring activities expenses are detailed below:

	For the 6 months	For the 3 months
	period ended	period ended
	June 30,	June 30,
	2022	2022
	ThUS$	ThUS$
	Unaudited
Rejection of IT contracts	(2,487)	(1,265)
Employee restructuring plan	(10,684)	(5,927)
Legal advice	(117,148)	(60,763)
Renegotiation of fleet contracts	(71,108)	(86,446)
Others	(2,013)	(1,289)
Total	(203,440)	(155,690)

The company does not expect to record additional restructuring costs during 2023.

NOTE 27 - OTHER INCOME, BY FUNCTION

Other income, by function is as follows:

	For the 6 months ended June 30,		For the 3 months ended June 30,
	2023	2022	2023	2022
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited
Tours	19,117	10,256	7,941	4,610
Aircraft leasing	-	7,375	-	6,715
Customs and warehousing	12,333	15,584	6,136	9,676
Maintenance	4,167	5,135	3,169	2,459
Latam Pass (non-airlines products redemption)	8,169	19,053	3,304	7,419
Other miscellaneous income	33,216	34,564	22,636	18,994
Total	77,002	91,967	43,186	49,873

NOTE 28 - FOREIGN CURRENCY AND EXCHANGE RATE DIFFERENCES

The functional currency of LATAM Airlines Group S.A. is the US dollar, LATAM has subsidiaries whose functional currency is different to the US dollar, such as the chilean peso, argentine peso, colombian peso, brazilian real and guaraní.

The functional currency is defined as the currency of the primary economic environment in which an entity operates. For each entity and all othercurrencies are defined as a foreign currency.

Considering the above, the balances by currency mentioned in this note correspond to the sum of foreign currency of each of the entities that are part of the LATAM Airlines Group S.A. and Subsidiaries.

Following are the current exchange rates for the US dollar, on the dates indicated:

	As of June 30,	As of December 31,
	2023	2022	2021
	Unaudited
Argentine peso	256.71	177,12	102.75
Brazilian real	4.79	5,29	5.57
Chilean peso	801.66	855,86	844.69
Colombian peso	4,164.47	4.845,35	4,002.52
Euro	0.92	0,93	0.88
Australian dollar	1.50	1,47	1.38
Boliviano	6.86	6,86	6.86
Mexican peso	17.12	19,50	20.53
New Zealand dollar	1.63	1,58	1.46
Peruvian Sol	3.62	3,81	3.98
Paraguayan Guarani	7,256.70	7.332,2	6,866.40
Uruguayan peso	37.36	39,71	44.43

Foreign currency

The foreign currency detail of balances of monetary items in current and non-current assets is as follows:

	As of	As of
	June 30,	December 31,
Current assets	2023	2022
	ThUS$	ThUS$
	Unaudited
Cash and cash equivalents	369,998	265,371
Argentine peso	9,132	6,712
Brazilian real	4,407	3,355
Chilean peso	32,202	17,591
Colombian peso	14,555	8,415
Euro	27,684	19,361
U.S. dollar	200,739	168,139
Other currency	81,279	41,798

Other financial assets, current	16,874	331,617
Chilean peso	6,704	5,778
Euro	3,601	2,483
U.S. dollar	6,006	322,796
Other currency	563	560

	As of	As of
	June 30,	December 31,
Current assets	2023	2022
	ThUS$	ThUS$
	Unaudited
Other non - financial assets, current	30,252	19,425
Brazilian real	2,588	2,303
Chilean peso	10,203	3,341
Colombian peso	253	544
Euro	4,075	622
U.S. dollar	5,986	4,369
Other currency	7,147	8,246

Trade and other accounts receivable, current	188,219	143,631
Argentine peso	22,205	25,035
Brazilian real	15,506	10,669
Chilean peso	55,545	31,258
Colombian peso	194	176
Euro	17,003	12,506
U.S. dollar	25,456	25,549
Other currency	52,310	38,438

Accounts receivable from related entities, current	427	138
Chilean peso	22	31
U.S. dollar	405	107

Tax current assets	23,594	15,623
Chilean peso	1,082	1,569
Colombian peso	3,490	1,921
Peruvian new sun	16,040	10,300
Other currency	2,982	1,833

Total current assets	629,364	775,805
Argentine peso	31,649	32,317
Brazilian real	23,266	17,020
Chilean peso	105,758	59,568
Colombian peso	18,600	11,149
Euro	52,551	35,040
U.S. Dollar	238,817	520,962
Other currency	158,723	99,749

	As of	As of
	June 30,	December 31,
Non-Current assets	2023	2022
	ThUS$	ThUS$
	Unaudited
Other financial assets, non-current	14,554	13,366
Brazilian real	3,863	3,495
Chilean peso	75	69
Colombian peso	1,323	1,344
Euro	4,688	4,308
U.S. dollar	2,292	2,050
Other currency	2,313	2,100

Other non - financial assets, non-current	13,435	11,909
Argentine peso	17	12
Brazilian real	9,613	8,082
U.S. dollar	3,805	3,815

Accounts receivable, non-current	4,634	4,526
Chilean peso	4,634	4,526

Deferred Tax assets	181	2,948
Colombian peso	-	2,567
U.S. dollar	136	20
Other currency	45	361

Total non-current assets	32,804	32,749
Argentine peso	17	12
Brazilian real	13,476	11,577
Chilean peso	4,709	4,595
Colombian peso	1,323	3,911
Euro	4,688	4,308
U.S. dollar	6,233	5,885
Other currency	2,358	2,461

The foreign currency detail of balances of monetary items in current liabilities and non-current is as follows:

	Up to 90 days		91 days to 1 year
	As of	As of	As of	As of
	June 30,	December 31,	June 30,	December 31,
Current liabilities	2023	2022	2023	2022
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited
Other financial liabilities, current	7,575	17,062	638	602
Argentine peso	1	1	-	-
Brazilian real	41	-	-	-
Chilean peso	2,303	10,697	574	602
Euro	286	621	-	-
U.S. dollar	4,822	5,558	-	-
Other currency	122	185	64	-

Trade and other accounts payables, current	641,518	720,688	8,375	20,995
Argentine peso	5,036	45,345	117	3,446
Brazilian real	67,229	48,511	57	651
Chilean peso	111,382	146,395	3,314	1,231
Colombian peso	4,644	2,330	53	31
Euro	30,895	29,502	406	11
U.S. dollar	384,573	328,540	3,278	2,883
Peruvian new sun	9,752	7,426	970	10,886
Mexican peso	13,291	12,969	28	75
Pound sterling	8,583	37,788	12	19
Uruguayan peso	643	1,199	-	1,110
Other currency	5,490	60,683	140	652

Accounts payable to related entities, current	-	6	-	-
Chilean peso	-	6	-	-

Other provisions, current	27	29	10,993	11,655
Chilean peso	27	-	4	29
Other currency	-	29	10,989	11,626

	Up to 90 days		91 days to 1 year
	As of	As of	As of	As of
	June 30,	December 31,	June 30,	December 31,
Current liabilities	2023	2022	2023	2022
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited

Other non-financial liabilities, current	15,260	16,315	6,973	9,071
Argentine peso	242	87	4,744	6,563
Brazilian real	145	220	21	11
Chilean peso	2,811	1,568	268	178
Colombian peso	503	294	1,169	798
Euro	380	546	287	173
U.S. dollar	11,141	12,975	484	1,063
Other currency	38	625	-	285

Total current liabilities	664,380	754,095	27,734	42,323
Argentine peso	5,279	45,433	4,869	10,009
Brazilian real	67,415	48,731	78	662
Chilean peso	116,523	158,660	4,162	2,040
Colombian peso	5,147	2,624	1,222	829
Euro	31,561	30,669	693	184
U.S. dollar	400,536	347,073	3,762	3,946
Other currency	37,919	120,905	12,948	24,653

	More than 1 to 3 years		More than 3 to 5 years		More than 5 years
	As of June 30,	As of December 31,	As of June 30,	As of December 31	As of June 30,	As of December 31,
Non-current liabilities	2023	2022	2023	2022	2023	2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited		Unaudited		Unaudited

Other financial liabilities, non-current	45,241	32,036	844	774	172,004	170,437
Chilean peso	26,372	11,544	844	774	172,004	170,437
Brazillian real	838	16	-	-	-	-
Euro	1,462	1,409	-	-	-	-
U.S. dollar	15,861	18,354	-	-	-	-
Other currency	708	713	-	-	-	-

Accounts payable, non-current	63,452	58,449	-	-	-	-
Chilean peso	16,102	17,259	-	-	-	-
U.S. dollar	45,961	39,717	-	-	-	-
Other currency	1,389	1,473	-	-	-	-

Other provisions, non-current	47,148	43,301	-	-	-	-
Argentine peso	2,917	1,917	-	-	-	-
Brazillian real	40,684	37,982	-	-	-	-
Chilean peso	-	-	-	-	-	-
Colombian peso	235	202	-	-	-	-
Euro	3,021	2,944	-	-	-	-
U.S. dollar	291	256	-	-	-	-

Provisions for employees benefits, non-current	70,591	55,454	-	-	-	-
Chilean peso	70,591	55,454	-	-	-	-

Total non-current liabilities	226,432	189,240	844	774	172,004	170,437
Argentine peso	2,917	1,917	-	-	-	-
Brazilian real	41,522	37,998	-	-	-	-
Chilean peso	113,065	84,257	844	774	172,004	170,437
Colombian peso	235	202	-	-	-	-
Euro	4,483	4,353	-	-	-	-
U.S. dollar	62,113	58,327	-	-	-	-
Other currency	2,097	2,186	-	-	-	-

	As of	As of
	June 30,	December 31,
General summary of foreign currency:	2023	2022
	ThUS$	ThUS$
	Unaudited
Total assets	662,168	808,554
Argentine peso	31,666	32,329
Brazilian real	36,742	28,597
Chilean peso	110,467	64,163
Colombian peso	19,923	15,060
Euro	57,239	39,348
U.S. dollar	245,050	526,847
Other currency	161,081	102,210

Total liabilities	1,091,394	1,156,869
Argentine peso	13,065	57,359
Brazilian real	109,015	87,391
Chilean peso	406,598	416,168
Colombian peso	6,604	3,655
Euro	36,737	35,206
U.S. dollar	466,411	409,346
Other currency	52,964	147,744

Net position
Argentine peso	18,601	(25,030)
Brazilian real	(72,273)	(58,794)
Chilean peso	(296,131)	(352,005)
Colombian peso	13,319	11,405
Euro	20,502	4,142
U.S. dollar	(221,361)	117,501
Other currency	108,117	(45,534)

NOTE 29 – EARNINGS (LOSS) PER SHARE

	For the 6 months period ended June 30,			For the 3 months period ended June 30,
Basic earnings (loss) per share	2023		2022	2023		2022
	Unaudited

Income (Loss) attributable to owners of the parent (ThUS$)	267,052		(903,271)	145,251		(523,198)

Weighted average number of shares, basic	604,437,861,369	(*)	606,407,693	604,437,861,369	(*)	606,407,693

Basic earnings (loss) per share (US$)	0.000442		(1.489544)	0.000240		(0.862783)

	For the 6 months period ended June 30,			For the 3 months period ended June 30,
Diluted earnings (loss) per share	2023		2022	2023		2022
	Unaudited

Income (Loss) attributable to owners of the parent (ThUS$)	267,052		(903,271)	145,251		(523,198)

Weighted average number of shares, diluted	604,441,789,335	(**)	606,407,693	604,441,789,335	(**)	606,407,693

Diluted earnings (loss) per share (US$)	0.000442		(1.489544)	0.000240		(0.862783)

(*)	As of June 30, 2023, the number of weighted basic shares considers 604,437,861,369 outstanding shares from January 1, 2023 to June 30, 2023. From January 10 to June 30, 2023, the number of shares outstanding increased due to the partial conversion of the Convertible Note H (See movement of shares in Note 24).

(**)	As of June 30, 2023, the number of weighted diluted shares considers 604,437,877,587 shares from January 1, 2023 to June 30, 2023, and 3,911,748 shares outstanding from January 1 to June 30, 2023, assuming the full conversion of the convertible bonds that were issued on the date of exit from Chapter 11 (See movement of shares in Note 24).

NOTE 30 – CONTINGENCIES

I.	Lawsuits

1)	Lawsuits filed by LATAM Airlines Group S.A. and Subsidiaries

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$
LATAM Airlines Group S.A., Aerovías de Integración Regional S.A., LATAM Airlines Perú S.A., Latam-Airlines Ecuador S.A., LAN Cargo S.A., TAM Linhas Aereas S.A. and 32 affiliates	United States Bankruptcy Court for the Southern District of New York	Case No. 20-11254	LATAM Airlines Group S.A., Aerovías de Integración Regional S.A., LATAM Airlines Peru S.A., LATAM Airlines Ecuador S.A., LAN Cargo S.A., TAM Linhas Aereas S.A. and 32 subsidiaries began a reorganization in the United States of America according to Chapter 11 of Title 11 of the U.S. Code. They filed a voluntary petition for Chapter 11 protection (the “Chapter 11 Procedure”) that granted an automatic foreclosure suspension for at least 180 days.	On May 26, 2020, LATAM Airlines Group S.A. and 28 subsidiaries (the “Initial Debtors”) individually filed a voluntary reorganization petition with U.S. Bankruptcy Court for the Southern District of New York according to Chapter 11 of the U.S. Bankruptcy Code. On July 7 and 9, 2020, 9 additional affiliated debtors (the “Subsequent Debtors,” and together with the Initial Debtors, the “Debtors”), including TAM Linhas Aereas S.A., filed a voluntary reorganization petition with the Court according to Chapter 11 of the U.S. Bankruptcy Code. On November 26, 2021, the Debtors submitted a joint reorganization plan together with an informational statement. On May 11, 2022, the Debtors submitted a revised version of the Plan. On June 18, 2022, the Bankruptcy Court issued an order confirming the Reorganization Plan filed by the Debtors (the “Confirmation Order”). On July 5, 2022, a Special Shareholders Meeting of LATAM approved implementing the Restructuring Plan and issuing the required instruments to be able to exit the Chapter 11 Procedure. On November 3, 2022, LATAM Airlines Group S.A. and its various subsidiaries (the “Debtors”) that were parties to the Chapter 11 Procedure exited that Procedure. The effective date of the exit (the “Effective Date”) of LATAM’s reorganization and financing plan (the “Reorganization Plan”) was approved and confirmed in the U.S. reorganization procedure (the “Chapter 11 Procedure”) according to the rules of Chapter 11 in Title 11 of the U.S. Code. On November 17, 2022, the 37 subsidiaries of LATAM Airlines Group S.A. filed a petition to close the Chapter 11 Proceeding. On December 14, 2022, the Bankruptcy Court approved the petition. The Court issued the final decree on June 29, 2023, closing Case #20-11254.	-0-

LATAM Airlines Group S.A.	2° Juzgado Civil de Santiago	C-8553-2020	Request for recognition of the foreign reorganization proceeding.	On June 1, 2020, LATAM Airlines Group SA, in its capacity as foreign representative of the reorganization procedure under the rules of Chapter 11 of Title 11 of the United States Code, filed the request for recognition of the foreign reorganization proceeding as the main proceeding, pursuant to Law 20,720. On June 4, 2020, the Court issued the ruling recognizing in Chile the bankruptcy proceeding for the foreign reorganization of the company LATAM Airlines Group S.A. All remedies filed against the decision have been dismissed, so the decision is final. Considering that November 3, 2022 was the Effective Date of the reorganization plan approved and confirmed in the main proceeding, on November 10, 2022, the representative of the foreign proceeding submitted to the court his last monthly report in accordance with the Communications Protocol Cross-border.	~~-0-~~

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$
Aerovías de Integración Regional S.A.	Superintendencia de Sociedades	-	Request for recognition of the foreign reorganization proceeding.	On June 4, 2020, LATAM Airlines Group and the companies that were admitted to the Chapter 11 reorganization procedure (the “Borrower”) before the U.S. District Court for the Southern District of New York (the “U.S. Bankruptcy Court”) filed a petition with the Colombian Companies Commission (the “Companies Commission”) for recognition of the Chapter 11 reorganization procedure in Colombia based on Colombian cross-border insolvency regulations (Title III of Law 1116 of 2006). On June 12, 2020, the Superintendency of Companies recognized in Colombia the reorganization proceeding filed before the Bankruptcy Court of the United States of America for the Southern District of New York as a main process, under the terms of Title III of Law 1116 of 2006. On August 26, 2022, the Companies Commission (i) recognized the Bankruptcy Court’s June 24, 2022 order approving 8 exit financing strategies presented by LATAM Airlines Group S.A. and its subsidiary, Aerovías de Integración Regional S.A., and (ii) authorized the termination of the guarantees granted in the DIP loan and the establishment of the new guarantees. On November 3, 2022, the Borrowers notified the U.S. Bankruptcy Court, lenders and stakeholders of the Reorganization Plan effective date. On February 10, 2023, LATAM Airlines Group S.A. and its subsidiaries requested the Superintendence of Companies to terminate the process in Colombia, given that the Chapter 11 reorganization procedure in the United States has already ended and the companies are out of it. To date, there is no response from the Superintendency of Companies, for which reason it is waiting for the issuance of an order, which can be in writing or in a public hearing. Once the order by which the process is terminated is finalized, all measures issued by the Superintendency are suspended, including the suspension of executive proceedings against the debtor's assets in Colombia. In an interim ruling issued April 25, 2023, the Companies Commission of Colombia recognized the Order issued by the U.S. Bankruptcy Court for the Southern District of New York on June 18, 2022. It decreed the termination of the recognition of the foreign insolvency proceedings filed by Latam Airlines Group S.A., Latam Airlines Group S.A., Colombia Agency, Aerovías de Integración Regional S.A., Línea Aérea Carguera de Colombia S.A., Latam Airlines Perú S.A., Latam Airlines Perú S.A., Colombia Agency, Holdco Colombia 1 Spa, Holdco Colombia II SPA, Lan Fax Group S.A., Inversiones Lan S.A., Lan Cargo Inversiones S.A. and Fast Air Almacenes de Carga S.A., in Simplified Judicial Liquidation. Case closed.	-0-

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$
LATAM Finance Limited	Grand Court of the Cayman Islands	-	Request for a provisional bankruptcy process.	On May 26, 2020, LATAM Finance Limited submitted a request for a provisional liquidation in the Grand Court of the Cayman Islands, covered in the reorganization proceeding filed before the Bankruptcy Court of the United States of America, which was accepted on May 27, 2020 by the Grand Court of the Cayman Islands. On September 28, 2020, LATAM Finance Limited filed a petition to suspend the liquidation. On October 9, 2020, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation for a period of 6 months. On May 13, 2021, LATAM Finance Limited filed a petition to suspend the liquidation. On May 18, 2021, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation until October 9, 2021. On December 1, 2021, LATAM Finance Limited filed a petition to suspend the liquidation, which was accepted by the Grand Court of Cayman Islands. This extended the status of the provisional liquidation through April 9, 2022. On August 22, 2022, LATAM Finance Limited petitioned for a suspension of the liquidation, which was granted by the Grand Court of the Cayman Islands. The provisional liquidation was extended to October 9, 2022 and the process continues in effect. That petition was sustained by the Grand Court of the Cayman Islands on October 4, 2022. On September 30, 2022, LATAM Finance Limited filed an application for validation of security obligations arising in connection with the DIP to Exit and new DIP facilities. On October 04, 2022, the Grand Court made an Order validating such application. Currently the proceeding remains open.	-0-

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$
Peuco Finance Limited	Grand Court of the Cayman Islands	-	Request for a provisional bankruptcy process.	Peuco Finance Limited submitted a request for a provisional liquidation in Grand Court of the Cayman Islands, covered in the reorganization proceeding filed before the Bankruptcy Court of the United States of America, which was accepted on May 27, 2020 by the Grand Court of the Cayman Islands. On September 28, 2020, Peuco Finance Limited filed a petition to suspend the liquidation. On October 9, 2020, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation for a period of 6 months. The lawsuit continues to be active. On May 13, 2021, Peuco Finance Limited filed a petition to suspend the liquidation. On May 18, 2021, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation until October 9, 2021. On December 1, 2021, Peuco Finance Limited filed a petition to suspend the liquidation, which was accepted by the Grand Court of Cayman Islands. This extended the status of the provisional liquidation through April 9, 2022. On August 22, 2022, Peuco Finance Limited petitioned for a suspension of the liquidation, which was granted by the Grand Court of the Cayman Islands. The provisional liquidation was extended to October 9, 2022 and the process continues in effect. That petition was sustained by the Grand Court of the Cayman Islands on October 4, 2022. On September 30, 2022, Peuco Finance Limited filed an application for validation of security obligations arising in connection with the DIP to Exit and new DIP facilities. On October 04, 2022, the Grand Court made an Order validating such application. Currently the proceeding remains open.	-0-

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$
Piquero Leasing Limited	Grand Court of the Cayman Islands	-	Request for a provisional bankruptcy process.	On July 08, 2020, Piquero Leasing Limited submitted a request for a provisional liquidation in Grand Court of the Cayman Islands, covered in the reorganization proceeding filed before the Bankruptcy Court of the United States of America, which was accepted on July 10, 2020, by the Grand Court of the Cayman Islands. Piquero Leasing Limited entered a motion to suspend the liquidation on September 28, 2020. On October 9, 2020 the Grand Court of the Cayman Islands granted the motion and extended the provisional liquidation status for 6 months. On May 13, 2021, Piquero Leasing Limited filed a petition to suspend the liquidation. On May 18, 2021, the Grand Court of Cayman Islands accepted the petition and extended the status of temporary liquidation until October 9, 2021. On December 1, 2021, Piquero Leasing Limited filed a petition to suspend the liquidation, which was accepted by the Grand Court of Cayman Islands. This extended the status of the provisional liquidation through April 9, 2022. On August 22, 2022, Piquero Leasing Limited petitioned for a suspension of the liquidation, which was granted by the Grand Court of the Cayman Islands. The provisional liquidation was extended to October 9, 2022 and the process continues in effect. Currently the proceeding remains open.	-0-

2)	Lawsuits received by LATAM Airlines Group S.A. and Subsidiaries.

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$
LATAM Airlines Group S.A. y Lan Cargo S.A.	European Commission.		Investigation of alleged infringements to free competition of cargo airlines, especially fuel surcharge. On December 26th, 2007, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the instruction process against twenty five cargo airlines, including Lan Cargo S.A., for alleged breaches of competition in the air cargo market in Europe, especially the alleged fixed fuel surcharge and freight.

On April 14th, 2008, the notification of the European Commission was replied. The appeal was filed on January 24, 2011.

On May 11, 2015, we attended a hearing at which we petitioned for the vacation of the Decision based on discrepancies in the Decision between the operating section, which mentions four infringements (depending on the routes involved) but refers to Lan in only one of those four routes; and the ruling section (which mentions one single conjoint infraction).

On November 9th, 2010, the General Directorate for Competition of the European Commission notified Lan Cargo S.A. and LATAM Airlines Group S.A. the imposition of a fine in the amount of THUS$8,934 (8.220.000 Euros)

This fine is being appealed by Lan Cargo S.A. and LATAM Airlines Group S.A. On December 16, 2015, the European Court of Justice revoked the Commission’s decision because of discrepancies. The European Commission did not appeal the decision, but presented a new one on March 17, 2017 reiterating the imposition of the same fine on the eleven original airlines. The fine totals 776,465,000 Euros. It imposed the same fine as before on Lan Cargo and its parent, LATAM Airlines Group S.A., totaling 8.2 million Euros. On May 31, 2017 Lan Cargo S.A. and LATAM Airlines Group S.A. filed a petition with the General Court of the European Union seeking vacation of this decision. We presented our defense in December 2017. On July 12, 2019, we attended a hearing before the European Court of Justice to confirm our petition for vacation of judgment or otherwise, a reduction in the amount of the fine. On March 30, 2022, the European Court issued its ruling and lowered the amount of our fine from KUS$8,934 (8,220,000 Euros) to KUS$2,434 (2,240,000 Euros). This ruling was appealed by LAN Cargo S.A. and LATAM on June 9, 2022. The other eleven airlines also appealed the ruling affecting them. The European Commission responded to our appeal of September 7, 2022. Lan Cargo S.A. and LATAM answered the Commission’s arguments on November 11, 2022. Finally, the European Commission replied to our defense in January 2023. On February 13, 2023, LAN Cargo, S.A. and LATAM requested the European Court to hold an oral hearing to ensure the Court's full understanding of some points of the discussion. The Court will decide whether to hold this hearing.

2,434

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
Lan Cargo S.A. y LATAM Airlines Group S.A.	In the Ovre Romerike District Court (Norway) y Directie Juridische Zaken Afdeling Ceveil Recht (Netherlands)		Lawsuits filed against European airlines by users of freight services in private lawsuits as a result of the investigation into alleged breaches of competition of cargo airlines, especially fuel surcharge. Lan Cargo S.A. and LATAM Airlines Group S.A., have been sued in court proceedings directly and/or in third party, based in England, Norway, the Netherlands and Germany, these claims were filed in England, Norway, the Netherlands and Germany, but are only ongoing in Norway and the Netherlands.	The two cases still pending, in Norway and the Netherlands, are in the evidence confirmation stage. The Norway case has been inactive since January 2014, but there has been judicial activity in the Netherlands case. In Netherlands, most of the airlines involved in this case have been forced to withdraw their claim against LATAM and Lan Cargo after their previous claims in the Chapter 11 proceedings before the New York Court were dismissed. So, Luthansa, Luthansa Cargo, British Airways, Air France, KLM, Martinair and Singapore have withdrawn their claims and now only the Thai Airways claim is still ongoing against LATAM and Lan Cargo.	-0-

Aerolinhas Brasileiras S.A.	Federal Justice.	0008285-53. 2015.403.6105	An action seeking to quash a decision and petioning for early protection in order to obgain a revocation of the penalty imposed by the Brazilian Competition Authority (CADE) in the investigation of cargo airlines alleged fair trade violations, in particular the fuel surcharge.	This action was filed by presenting a guaranty – policy – in order to suspend the effects of the CADE’s decision regarding the payment of the following fines: (i) ABSA: ThUS$10,438; (ii) Norberto Jochmann: ThUS$201; (iii) Hernan Merino: ThUS$ 102; (iv) Felipe Meyer:ThUS$ 102. The action also deals with the affirmative obligation required by the CADE consisting of the duty to publish the condemnation in a widely circulating newspaper. This obligation had also been stayed by the court of federal justice in this process. Awaiting CADE’s statement. ABSA began a judicial review in search of an additional reduction in the fine amount. The Judge’s decision was published on March 12, 2019, and we filed an appeal against it on March 13, 2019	11,119

Aerolinhas Brasileiras S.A.	Federal Justice.	0001872-58. 2014.4.03.6105	An annulment action with a motion for preliminary injunction, was filed on 28/02/2014, in order to cancel tax debts of PIS, CONFINS, IPI and II, connected with the administrative process 10831.005704/2006-43	We have been waiting since August 21, 2015 for a statement by Serasa on TAM’s letter of indemnity and a statement by the Union. The statement was authenticated on January 29, 2016. A new insurance policy was submitted on March 30, 2016 with the change to the guarantee requested by PGFN. On 05/20/2016 the process was sent to PGFN, which was manifested on 06/03/2016. The Decision denied the company's request in the lawsuit. The court (TRF3) made a decision to eliminate part of the debt and keep the other part (already owed by the Company, but which it has to pay only at the end of the process: KUS$3.885 – R$18.610.940,41 - probable). We must await a decision on the Treasury appeal.	8,738

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
Tam Linhas Aéreas S.A.	Court of the Second Region.	2001.51.01. 012530-0 (linked to the procces 19515.721154/ 2014-71, 19515.002963/ 2009-12)	Ordinary judicial action brought for the purpose of declaring the nonexistence of legal relationship obligating the company to collect the Air Fund.

Unfavorable court decision in first instance. Currently expecting the ruling on the appeal filed by the company.

In order to suspend chargeability of Tax Credit a Guaranty Deposit to the Court was delivered for R$ 260.223.373,10-original amount in 2012/2013, which currently equals THUS$82.922 (R$ 397.200.627,27). The court decision requesting that the Expert make all clarifications requested by the parties in a period of 30 days was published on March 29, 2016. The plaintiffs’ submitted a petition on June 21, 2016 requesting acceptance of the opinion of their consultant and an urgent ruling on the dispute. No amount additional to the deposit that has already been made is required if this case is lost. A ruling is currently pending on the company’s appeal.

					82,922

Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil.	10880.725950/2011-05	Compensation credits of the Social Integration Program (PIS) and Contribution for Social Security Financing (COFINS) Declared on DCOMPs.	The objection (manifestação de inconformidade) filed by the company was rejected, which is why the voluntary appeal was filed. The case was assigned to the 1st Ordinary Group of Brazil’s Administrative Council of Tax Appeals (CARF) on June 8, 2015. TAM’s appeal was included in the CARF session held August 25, 2016. An agreement that converted the proceedings into a formal case was published on October 7, 2016. The amount has been reduced after some set-offs were approved by the Department of Federal Revenue of Brazil. The company has received the results of the investigation and will present a claim.	36,800

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$
Aerovías de Integración Regional, AIRES S.A.	United States Court of Appeals for the Eleventh Circuit, Florida, U.S.A. 45th Civil Court of the Bogota Circuit in Colombia.	2013-20319 CA 01

The July 30th, 2012 Aerovías de Integración Recional, Aires S.A. (LATAM AIRLINES COLOMBIA) initiated a legal process in Colombia against Regional One INC and Volvo Aero Services LLC, to declare that these companies are civilly liable for moral and material damages caused to LATAM AIRLINES COLOMBIA arising from breach of contractual obligations of the aircraft HK-4107.

The June 20th, 2013 AIRES SA And / Or LATAM AIRLINES COLOMBIA was notified of the lawsuit filed in U.S. for Regional One INC and Dash 224 LLC for damages caused by the aircraft HK-4107 arguing failure of LATAM AIRLINES GROUP S.A. customs duty to obtain import declaration when the aircraft in April 2010 entered Colombia for maintenance required by Regional One.

Colombia. This case is being heard by the 45th Civil Court of the Bogota Circuit in Colombia. Statements were taken from witnesses presented by REGIONAL ONE and VAS on February 12, 2018. The court received the expert opinions requested by REGIONAL ONE and VAS and given their petition, it asked the experts to expand upon their opinions. It also changed the experts requested by LATAM AIRLINES COLOMBIA. The case was brought before the Court on September 10, 2018 and these rulings are pending processing so that a new hearing can be scheduled. On October 31, 2018, the judge postponed the deadline for the parties to answer the objection because of a serious error brought to light by VAS regarding the translation submitted by the expert. The process has been in the judge’s chambers since March 11, 2019 to decide on replacing the damage estimation expert as requested by LATAM AIRLINES COLOMBIA. The one previously appointed did not take office. A petition has also been made by VAS objecting to the translation of the documents in English into Spanish due to serious mistakes, which was served to the parties in October 2018. The 45th Civil Circuit Court issued an order on August 13, 2019 that did not decide on the pending matters but rather voided all actions since September 14, 2018 and ordered the case to be referred to the 46th Civil Circuit Court according to article 121 of the General Code of Procedure. Said article says that court decisions must be rendered in no more than one (1) year as from the service of the court order admitting the claim. If that period expires without any ruling being issued, the Judge will automatically forfeit competence over the proceedings and must give the Administrative Room of the Superior Council of the Judiciary notice of that fact the next day, in addition to referring the case file to the next sitting judge in line, who will have competence and will issue a ruling in no more than 6 months. The case was sent to the 46th Civil Circuit Court on September 4, 2019, which claims that there was a competence conflict and then sent the case to the Superior Court of Bogotá to decide which court, the 45th or 46th, had to continue with the case. The Court decided that 45th Civil Circuit Court should continue with the case, so this Court on 01/15/2020 has reactivated the procedural process ordering the transfer to the parties of the objection presented by VAS for serious error of the translation to Spanish of documents provided in English. On 02/24/2020 it declares that the parties did not rule on the objection presented by VAS and requires the plaintiff to submit an expert opinion of damages corresponding to the claims of the lawsuit through its channel. Since 03/16/20 a suspension of terms is filed in Courts due to the pandemic. Judicial terms were reactivated on July 1, 2020. On September 18, 2020, an expert opinion on damages was submitted that had been requested by the Court. The Court ordered service of the ruling to the parties on December 14, 2020. The defendants, REGIONAL ONE and VAS, filed a motion for reconsideration of this decision, petitioning that the evidence of the expert opinion be eliminated because it was presented late. The motion was denied by the Court. On April 30, 2021, they petitioned for a clarification and supplement to the opinion, to which the Court agreed in a decision on May 19, 2021, giving the expert 10 business days to respond. The brief of clarification was filed June 2, 2021 and the docket was presented to the Judge on June 3, 2021. The parties were given notice of the objection on July 21, 2021 based on a serious mistake in the opinion presented by Regional One. The case entered the judgment phase on August 5, 2021. On October 7, 2021, the Court set a date for the instruction and judgment hearing, which will be February 3, 2022. Regional One, the defendant, filed a petition for reconsideration on October 13, 2021 that had not been decided on the date of this report. The claim was withdrawn on January 11, 2022 because the matter had been settled before the Bankruptcy Court hearing the Chapter 11 claim. The Court decreed the end of the proceedings because the claims were withdrawn in a ruling issued January 19, 2022. On January 21, 2022, VAS submitted a remedy of reconsideration and, alternatively, an appeal against the interim decision because it did not order costs to be paid to it. The parties were given notice to present a response between February 2 and 4, 2022. The proceedings continue with the judge while they decide on costs. These costs will not be enforced under the settlement made in the USA by VAS and LATAM Airlines Colombia. The case is completely closed.

0

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$
Florida. On October 18, 2021, Regional One, Dash and LATAM AIRLINES COLOMBIA participated in a third mediation where they agreed on the terms of a global settlement. On December 16, 2021, the Bankruptcy Court for the Southern District of New York approved the global agreement and release. Therefore, Dash and Regional withdrew their claims against Aires in Florida on December 21, 2021. VAS and Regional One informed the Court of a settlement agreement between them. VAS informally submitted to LATAM AIRLINES COLOMBIA a claim related to Chapter 11 with the intention of claiming against LATAM AIRLINES COLOMBIA compensation for the amount of payment to REGIONAL ONE of USD$1,197,539. LATAM AIRLINES COLOMBIA and VAS agreed to the terms of an agreement and global settlement on 11/09/22. VAS withdrew its claim for compensation for damages against LATAM Airlines Colombia in Florida. The Florida Court dismissed all claims against LATAM AIRLINES COLOMBIA with prejudice in a judgment dated 02/19/23, completely closing the process in Florida.

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
Tam Linhas Aéreas S.A.	Internal Revenue Service of Brazil	10880.722.355 /2014-52	On August 19th, 2014 the Federal Tax Service issued a notice of violation stating that compensation credits Program (PIS) and the Contribution for the Financing of Social Security COFINS by TAM are not directly related to the activity of air transport.	An objection was filed administratively on September 17, 2014. The lower court rendered a partially favorable ruling on June 1, 2016 that reversed the previous separate fine. A voluntary remedy was filed on June 30, 2015 on which a judgment by the Board of Tax Appeals is pending. The case was sent to the Second Panel of the Fourth Room of the Third Judgment Section of the Board of Tax Appeals (abbreviated as CARF in Portuguese). The CARF judges partially sustained the company’s appeal to pay part of the debt (we did not appeal the other part). The Ministry of Finance of Brazil filed a special remedy. The CARF dismissed the Ministry’s remedy in September 2019, but it filed a complaint that was denied by the CARF. The final calculations by the Federal Internal Revenue Service are pending.	11,360

LATAM Airlines Group S.A.	22° Civil Court of Santiago	C-29.945-2016	The Company received notice of a civil liability claim by Inversiones Ranco Tres S.A. on January 18, 2017. It is represented by Mr. Jorge Enrique Said Yarur. It was filed against LATAM Airlines Group S.A. for an alleged contractual default by the Company and against Ramon Eblen Kadiz, Jorge Awad Mehech, Juan Jose Cueto Plaza, Enrique Cueto Plaza and Ignacio Cueto Plaza, directors and officers, for alleged breaches of their duties. In the case of Juan Jose Cueto Plaza, Enrique Cueto Plaza and Ignacio Cueto Plaza, it alleges a breach, as controllers of the Company, of their duties under the incorporation agreement. LATAM has retained legal counsel specializing in this area to defend it.	The claim was answered on March 22, 2017 and the plaintiff filed its replication on April 4, 2017. LATAM filed its rejoinder on April 13, 2017, which concluded the argument stage of the lawsuit. A reconciliation hearing was held on May 2, 2017, but the parties did not reach an agreement. The Court issued the evidentiary decree on May 12, 2017. We filed a petition for reconsideration because we disagreed with certain points of evidence. That petition was partially sustained by the Court on June 27, 2017. The evidentiary stage commenced and then concluded on July 20, 2017. Observations to the evidence must now be presented. That period expires August 1, 2017. We filed our observations to the evidence on August 1, 2017. We were served the decision on December 13, 2017 that dismissed the claim since LATAM was in no way liable. The plaintiff filed an appeal on December 26, 2017. Arguments were pled before the Santiago Court of Appeals on April 23, 2019, and on April 30, 2019, this Court confirmed the ruling of the trial court absolving LATAM. The losing party was ordered to pay costs in both cases. On May 18, 2019, Inversiones Ranco Tres S.A. filed a remedy of vacation of judgment based on technicalities and on substance against the Appellate Court decision. The Appellate Court admitted both appeals on May 29, 2019. On August 11, 2021 Inversiones Ranco Tres S.A. requested the suspension of the hearing of the Appeal, after the recognition by the 2nd Civil Court of Santiago of the foreign reorganization procedure in accordance with Law No. 20,720, for the entire period that said procedure lasts, a request that was accepted by the Supreme Court. In December 2022 LATAM requested the end of the suspension, which was granted on February 17, 2023. Arguments were presented to the Supreme Court on April 27, 2023. A decision on the remedies of vacation of judgment are pending.	16,536

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	10th Jurisdiction of Federal Tax Enforcement of Sao Paulo	0061196-68 .2016.4.03.6182	Tax Enforcement Lien No. 0020869-47.2017.4.03.6182 on Profit-Based Social Contributions from 2004 to 2007.	This tax enforcement was referred to the 10th Federal Jurisdiction on February 16, 2017. A petition reporting our request to submit collateral was recorded on April 18, 2017. At this time, the period is pending for the plaintiff to respond to our petition. The bond was replaced. The evidentiary stage has begun.	34,670

TAM Linhas Aéreas S.A.	Department of Federal Revenue of Brazil	5002912.29. 2019.4.03.6100	A lawsuit disputing the debit in the administrative proceeding 16643.000085/2009-47, reported in previous notes, consisting of a notice demanding recovery of the Income and Social Assessment Tax on the net profit (SCL) resulting from the itemization of royalties and use of the TAM trademark	The lawsuit was assigned on February 28, 2019. A decision was rendered on March 1, 2019 stating that no guarantee was required. Actualmente, debemos esperar la decisión final. On 04/06/2020 TAM Linhas Aéreas S.A. had a favorable decision (sentence). The National Treasury can appeal. Today, we await the final decision.	10,155

TAM Linhas Aéreas S.A	Delegacía de Receita Federal	10611.720852/ 2016-58	An improper charge of the Contribution for the Financing of Social Security (COFINS) on an import	There is no predictable decision date because it depends on the court of the government agency. On June 29, 2023, the company decided to propose a composition to the National Treasurer on payment of the debt, but with the legal deductions stipulated in Law 246/2022. We are awaiting a response from the authority.	14,825

TAM Linhas Aéreas S.A	Delegacía de Receita Federal	16692.721.933/ 2017-80	The Internal Revenue Service of Brazil issued a notice of violation because TAM applied for credits offsetting the contributions for the Social Integration Program (PIS) and the Social Security Funding Contribution (COFINS) that do not bear a direct relationship to air transport (Referring to 2012).	An administrative defense was presented on May 29, 2018. The process has become a judicial proceeding.	30,088

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
SNEA (Sindicato Nacional das empresas aeroviárias)	União Federal	0012177-54. 2016.4.01.3400	A claim against the 72% increase in airport control fees (TAT-ADR) and approach control fees (TAT-APP) charged by the Airspace Control Department (“DECEA”).	A decision is now pending on the appeal presented by SNEA.	91,341

TAM Linhas Aéreas S/A	União Federal	2001.51.01. 020420-0	TAM and other airlines filed a recourse claim seeking a finding that there is no legal or tax basis to be released from collecting the Additional Airport Fee (“ATAERO”).	A decision by the superior court is pending. The amount is indeterminate because even though TAM is the plaintiff, if the ruling is against it, it could be ordered to pay a fee.	-0-

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	19515-720. 823/2018-11	An administrative claim to collect alleged differences in SAT payments for the periods 11/2013 to 12/2017.	A defense was presented on November 28, 2018. The Court dismissed the Company’s appeal in August 2019. Then on September 17, 2019, Company filed a voluntary appeal (CRSF (Administrative Tax Appeals Board)) that is pending a decision.	121,027

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	10880.938832/ 2013-19	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the second quarter of 2011, which were determined to be in the non-cumulative system	An administrative defense was argued on March 19, 2019. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	22,082

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	10880.938834/ 2013-16	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the third quarter of 2011, which were determined to be in the non-cumulative system.	An administrative defense was argued on March 19, 2019. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	16,391

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	10880.938837/ 2013-41	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the fourth quarter of 2011, which were determined to be in the non-cumulative system.	An administrative defense was argued on March 19, 2019. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	21,357

TAM Linhas Aéreas S/A	Department of Federal Revenue of Brazil	10880.938838/ 2013-96	The decision denied the reallocation petition and did not equate the Social Security Tax (COFINS) credit declarations for the first quarter of 2012, which were determined to be in the non-cumulative system.	We presented our administrative defense. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	13,712

LATAM Airlines Group Argentina, Brasil, Perú, Ecuador, y TAM Mercosur.	Commercial and Civil Trial Court No. 11 of Buenos Aires.	1408/2017	Consumidores Libres Coop. Ltda. filed this claim on March 14, 2017 regarding a provision of services. It petitioned for the reimbursement of certain fees or the difference in fees charged for passengers who purchased a ticket in the last 10 years but did not use it.	Federal Commercial and Civil Trial Court No. 11 in the city of Buenos Aires. After two years of arguments on jurisdiction and competence, the claim was assigned to this court and an answer was filed on March 19, 2019. The Court ruled in favor of the defendants on March 26, 2021, denying the precautionary measure petitioned by the plaintiff. The plaintiff requested on several occasions the opening of the trial, which was rejected by the Court due to the lack of notification of previous resolutions. The evidentiary stage has not yet begun in this case.	-0-

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A	Department of Federal Revenue of Brazil	10.880.938842/ 2013-54	The decision denied the petition for reassignment and did not equate the COFINS credit statements for the third quarter of 2012 that had been determined to be in the non-accumulative system.	We presented our administrative defense. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal to the Brazilian Administrative Council of Tax Appeals (CARF) that is pending a decision.	15,797

TAM Linhas Aéreas S.A	Department of Federal Revenue of Brazil	10.880.93844/ 2013-43	The decision denied the petition for reassignment and did not equate the COFINS credit statements for the third quarter of 2012 that had been determined to be in the non-accumulative system.	We presented our administrative defense. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	14,452

TAM Linhas Aéreas S.A	Department of Federal Revenue of Brazil	10880.938841/ 2013-18	The decision denied the petition for reassignment and did not equate the COFINS credit statements for the second quarter of 2012 that had been determined to be in the non-accumulative system.	We presented our administrative defense. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	14,264

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A	Receita Federal de Brasil	10840.727719/ 2019-71	Collection of PIS / COFINS tax for the period of 2014.	We presented our administrative defense on January 11, 2020. The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	42,112

Latam-Airlines Ecuador S.A.	Tribunal Distrital de lo Fiscal	17509-2014-0088	An audit of the 2006 Income Tax Return that disallowed fuel expenses, fees and other items because the necessary support was not provided, according to Management.	On August 6, 2018, the District Tax Claims Court rendered a decision denying the request for a refund of a mistaken payment. An appeal seeking vacation of this judgment by the Court was filed on September 5th and we are awaiting a decision by the Appellate judges. As of December 31, 2018, the attorneys believed that the probability of recovering this sum had fallen to 30%-40% because of the pressure being put by the Executive Branch on the National Court of Justice and the Judiciary in general for rulings not to affect government revenues and because the case involves differences that are based on insufficient documentation supporting the expense. Given the percentage loss (above 50%), the accounting write-off of this recovery has been carried out.	12,505

Latam Airlines Group S.A.	Southern District of Florida. United States District Court	19cv23965	A lawsuit filed by Jose Ramon Lopez Regueiro against American Airlines Inc. and Latam Airlines Group S.A. seeking an indemnity for damages caused by the commercial use of the Jose Marti International Airport in Cuba that he says were repaired and reconditioned by his family before the change in government in 1959.	Latam Airlines Group S.A. was served this claim on September 27, 2019. LATAM Airlines Group filed a motion to dismiss on November 26, 2019. In response, a motion to suspend discovery was filed on December 23, 2019 while the Court was deciding on the motion to dismiss. The process was under a temporary Suspension Order from April 6, 2020 to September 2021 because of the inability to proceed regularly as a result of the indefinite duration and restrictions imposed by the world pandemic. Jose Ramon Lopez Regueiro filed a Second Amendment to the Claim on September 27, 2021 of undetermined amount. This case was dismissed by the Court on June 30, 2022 because the property was not confiscated by a U.S. national and the plaintiff was not a U.S. citizen when they acquired the alleged claim to the property or at least not before the enactment of the Helms-Burton Act (March 12, 1996). The suspension of claims against LATAM remained in effect until the Chapter 11 proceedings concluded. Since the plaintiff did not present a proof of claim against LATAM as part of the Chapter 11 proceedings, they could not file any claim against LATAM. Consequently, the plaintiff withdrew the lawsuit on February 17, 2023, and cannot refile. Case closed.	-0-

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910559/ 2017-91	Compensation non equate by Cofins	It is about the non-approved compensation of Cofins. Administrative defense submitted (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	12,378

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910547/ 2017-67	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	14,310

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910553/ 2017-14	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	13,783

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910555/ 2017-11	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	14,530

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910560/ 2017-16	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	12,679

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910550/ 2017-81	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	14,710

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910549/ 2017-56	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	12,312

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.910557/ 2017-01	Compensation non equate by Cofins	We presented our administrative defense (Manifestação de Inconformidade). The Court dismissed the Company’s defense in December 2020. The Company filed a voluntary appeal (CARF) that is pending a decision.	11,661

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10840.722712/ 2020-05	Administrative trial that deals with the collection of PIS/Cofins proportionality (fiscal year 2015).	We presented our administrative defense (Manifestação de Inconformidade). A decision is pending. The Company filed a voluntary appeal (CARF) that is pending a decision.	33,561

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.978948/ 2019-86	It is about the non-approved compensation/reimbursement of Cofins for the 4th Quarter of 2015.	TAM filed its administrative defense on July 14, 2020. A decision is pending. The Company filed a voluntary appeal (CARF) that is pending a decision.	18,735

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.978946/ 2019-97	It is about the non-approved compensation/reimbursement of Cofins for the 3th Quarter of 2015	TAM filed its administrative defense on July 14, 2020. A decision is pending. The Company filed a voluntary appeal (CARF) that is pending a decision.	11,341

TAM Linhas Aéreas S.A.	Receita Federal de Brasil	10880.978944/ 2019-06	It is about the non-approved compensation/reimbursement of Cofins for the 2th Quarter of 2015	TAM filed its administrative defense on July 14, 2020. A decision is pending. The Company filed a voluntary appeal (CARF) that is pending a decision.	12,022

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$
Latam Airlines Group S.A	23° Juzgado Civil de Santiago	C-8498-2020	Class Action Lawsuit filed by the National Corporation of Consumers and Users (CONADECUS) against LATAM Airlines Group S.A. for alleged breaches of the Law on Protection of Consumer Rights due to flight cancellations caused by the COVID-19 Pandemic, requesting the nullity of possible abusive clauses, the imposition of fines and compensation for damages in defense of the collective interest of consumers. LATAM has hired specialist lawyers to undertake its defense.	On 06/25/2020 we were notified of the lawsuit. On 04/07/2020 we filed a motion for reversal against the ruling that declared the action filed by CONADECUS admissible, the decision is pending to date. On 07/11/2020 we requested the Court to comply with the suspension of this case, ruled by the 2nd Civil Court of Santiago, in recognition of the foreign reorganization procedure pursuant to Law No. 20,720, for the entire period that said proceeding lasts, a request that was accepted by the Court. CONADECUS filed a remedy of reconsideration and an appeal against this resolution should the remedy of reconsideration be dismissed. The Court dismissed the reconsideration on August 3, 2020, but admitted the appeal. On March 1, 2023, the Court of Appeals resolved to omit the hearing of the case and pronouncement regarding the appeal, in view of the fact that in January 2023 LATAM's request the end of the suspension of the process that was decreed by resolution of July 17, 2020 in case file C-8498-2020 of the 23rd Civil Court of Santiago, for which the file was sent to the first instance to continue processing. The amount at the moment is undetermined.	-0-

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
Latam Airlines Group S.A	25~~3~~° Juzgado Civil de Santiago	C-8903-2020	Class Action Lawsuit filed by AGRECU against LATAM Airlines Group S.A. for alleged breaches of the Law on Protection of Consumer Rights due to flight cancellations caused by the COVID-19 Pandemic, requesting the nullity of possible abusive clauses, the imposition of fines and compensation for damages in defense of the collective interest of consumers. LATAM has hired specialist lawyers to undertake its defense.	On July 7, 2020 we were notified of the lawsuit. We filed our answer to the claim on August 21, 2020. A settlement was reached with AGRECU at that hearing that was approved by the Court on October 5, 2020. On October 7, 2020, the 25th Civil Court confirmed that the decision approving the settlement was final and binding. CONADECUS filed a brief on October 4, 2020 to become a party and oppose the agreement, which was dismissed on October 5, 2020. It petitioned for an official correction on October 8, 2020 and the annulment of all proceedings on October 22, 2020, which were dismissed, costs payable by CONADECUS, on November 16, 2020 and November 20, 2020, respectively. LATAM presented reports on the implementation of the agreement on May 19, 2021, November 19, 2021 and May 19, 2022, which concluded its obligation to report on that implementation. On 12/28/22 the Civil Court ordered the filing of the file. The National Consumers and Users Association (abbreviated as CONADECUS in Spanish) is continuing with its appeals against these decisions before the Santiago Court of Appeals. The docket number is 14.213-2020. It presented arguments on March 8, 2023. A decision on these appeals is now pending. The amount at the moment is undetermined.	-0-

TAM Linhas Aéreas S.A	Receita Federal de Brasil	13074.726429/ 2021-41	It is about the non-approved compensation/reimbursement of Cofins for the periods 07/2016 to 06/2017.	TAM filed its administrative defense. (Manifestação de Inconformidade). A decision is pending	19,135

TAM Linhas Aéreas S.A	Receita Federal de Brasil	2007.34.00.009919-3 (0009850-54.2007 ..4.01.3400)	A lawsuit seeking to review the incidence of the Social Security Contribution taxed on 1/3 of vacations, maternity payments and medical leave for accident.	A decision is pending	72,878

TAM Linhas Aéreas S.A.	Tribunal del Trabajo de Brasília/DF	0000038-25. 2021.5.10.0017	This civil suit was filed by the National Pilots Union seeking that the company be ordered to pay for meals daily when pilots are on alert status.	The hearing is scheduled for September 11, 2023.	13,357

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	UNIÃO FEDERAL	0052711-85. 1998.4.01.0000	An indemnity claim to collect a differentiated price from the Federal Union because of the disruption of the economic equilibrium in the concession agreements between 1988 and 1992. The indemnity, should the action prosper, cannot be estimated (Price Freeze).	The lawsuit began in 1993. In 1998, there was a decision favorable to TAM. The process reached the Court, and in 2019, the decision was against TAM. The company has appealed and a decision is pending.	-0-

TAM Linhas Aéreas S.A	UNIÃO FEDERAL	1012674-80. 2018.4.01.3400	Legal actions for members to have the right to collect contributions in the payroll collectible on the basis of gross sales.	This claim was filed in 2018. In January 2020, a decision favorable to the Company was rendered so that contributions would be collected on the basis of gross income. The company recently learned that the Superior Courts are rendering decisions unfavorable to contributors. They have ruled against the contributor in a recent decision.	-0-

TAM Linhas Aéreas S.A	Tribunal do Trabajo de São Paulo	1000115-90. 2022.5.02.0312	A class action whereby the Air Transport Union is petitioning for payment of additional hazardous and unhealthy work retroactively and in the future for maintenance/CML employees.	The instruction hearing is pending in this case, scheduled for 12:02 p.m. on March 24, 2023.	14,726

TAM Linhas Aéreas S.A	Receita Federal	15746.728063/ 2022-00	This is an administrative claim regarding alleged irregularities in the payment of Technical Assistance (SAT) in 2018.	We will be presenting a defense.	17,773

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	União Federal	1003320-78. 2023.4.06.3800	Legal action to discuss the debit of the administrative process 10611.720630/2017-16 (fine for violation of incorrect registration in DI- import declaration)	Distributed on January 19, 2023. The company obtained a precautionary measure suspending the collection without the need for a guarantee. Process awaiting response from the National Treasury	20,897

TAM Linhas Aéreas S.A.	União Federal	12585.720017/ 2012-84	This is a petition to recover a credit (proportional) in the 3rd quarter of 2010 under the Social Security Financing Contribution program (abbreviated as COFINS in Portuguese).	An administrative defense was presented but was dismissed. The company filed a voluntary remedy before CARF that was also dismissed. A decision on the special remedy is now pending.	10,380

TAM Linhas Aéreas S.A.	União Federal	10880-982.487/ 2020-80	This is a petition to recover a credit (proportional) in the 4rd quarter of 2016 under the Social Security Financing Contribution program (abbreviated as COFINS in Portuguese).	An administrative defense was presented but was dismissed. The company filed a voluntary remedy before CARF. A decision on the special remedy is now pending.	10,073

TAM Linhas Aéreas S.A.	União Federal	10880-967.530/ 2022-49	This is a petition to recover a credit (proportional) in the 1rd quarter of 2018 under the Social Security Financing Contribution program (abbreviated as COFINS in Portuguese).	An administrative defense was presented	10,295

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
					ThUS$
TAM Linhas Aéreas S.A.	União Federal	10880-967.532/ 2022-38	This is a petition to recover a credit (proportional) in the 2rd quarter of 2018 under the Social Security Financing Contribution program (abbreviated as COFINS in Portuguese).	An administrative defense was presented	11,037

TAM Linhas Aéreas S.A.	União Federal	10880-967.533/ 2022-82	This is a petition to recover a credit (proportional) in the 4rd quarter of 2018 under the Social Security Financing Contribution program (abbreviated as COFINS in Portuguese).	An administrative defense was presented	19,405

TAM Linhas Aéreas S.A.	União Federal	19613.725650/ 2023-86	A Notice of Violation prepared in the petition by the Social Integration Program (abbreviated as PIS in Portuguese) and by COFINS on taxable events allegedly occurring between May 2018 and December 2018.	An administrative defense was presented	13,681

Company	Court	Case Number	Origin	Stage of trial	Amounts Committed (*)
ThUS$
TAM Linhas Aéreas S.A.	Fazenda do Estado de Sao Paulo	1020809-29. 2023.8.26.0053	A judicial action to analyze the administrative procedure debit #4037054-9 to avoid collection of the Tax on the Circulation of Merchandise and Services (abbreviated as ICMS in Portuguese) and of fines.	It was served on April 17, 2023. The company secured a precautionary measure that suspended collection with no need to provide a bond. A response is pending in this case by the Treasury of the State of Sao Paulo.	10,281

LATAM Airlines Group S.A.	Tribunal de Defensa de la Libre Competencia	445-2022	On May 21, 2022, Agunsa filed a petition to TDLC for a preliminary preparatory measure of exhibition of documents in respect of Aerosan, Depocargo, Sociedad Concesionaria Nuevo Pudahuel and Fast Air in which Agunsa claimed that it was impacted by alleged anti-competition practices on the import cargo warehousing market at the Arturo Merino Benitez International Airport.	Fast Air was served on June 9, 2022 and on June 13, 2022, it lodged opposition against this petition, which was partially sustained by the Antitrust Court (TDLC) on July 19, 2022, in which the new exhibition date was set as August 22nd (the original date set by the court was July 1, 2022). On July 25, 2022, Fast Air requested a reconsideration of this latter court decision and petitioned that the temporary scope of the exhibition be reduced. Fast Air’s petition was sustained and the scope of the documents to be revealed was limited even further. On August 12th, Fast Air petitioned that a new date and time be set for the exhibition hearing. The court granted this latter request on August 17th and set the exhibition date as August 31st. Fast Air appeared with 368 files and asked for confidentiality and/or secrecy of all of the information presented. The public versions have already been added to the case file as final versions. Aerosan began a separate, but related, non-contentious inquiry on April 20, 2023 before the Anti-Trust Court (abbreviated as TDLC in Spanish) petitioning that the TDLC decide whether the enforcement of Exempt Resolution #152 of the National Customs Bureau would violate Decree Law 211. Said Resolution #152 granted Agunsa permission to operate as a cargo warehouse at the North Warehouse facility. The TDLC has yet to render a final decision. For the time being, the amount is indeterminate.	-0-

LATAM Airlines Group S.A.	Tribunal de Defensa de la Libre Competencia	489-2023	A preliminary precautionary measure was filed by the Tourism Companies Trade Association of Chile seeking that LATAM’s NDC system cease to be implemented or, alternatively, that collection of the Distribution Cost Recovery Fee be suspended and that LATAM be forbidden to limit the inventory of tickets available through the indirect distribution channel.	On May 24, 2023 the preliminary measure was initially rejected. However, after accepting an appeal for reinstatement of ACHET, said resolution was annulled on June 8, 2023, providing instead that partially accepts the precautionary measure only in terms of suspending the Distribution Cost Recovery Fee and prohibiting any unjustified limitation of the inventory of tickets available for the indirect distribution channel. On July 27, 2023, the TDLC issued a ruling favorable to LATAM, which annulled the precautionary measure in its entirety for not complying with legal requirements. For the time being, the amount is indeterminate.	-0-

-	In order to deal with any financial obligations arising from legal proceedings in effect at June 30, 2023, whether civil, tax, or labor, LATAM Airlines Group S.A. and Subsidiaries, has made provisions, which are included in Other non-current provisions that are disclosed in Note 20.

-	The Company has not disclosed the individual probability of success for each contingency in order to not negatively affect its outcome.

(*)	The Company has reported the amounts involved only for the lawsuits for which a reliable estimation can be made of the financial impacts and of the possibility of any recovery, pursuant to Paragraph 86 of IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

II.	Governmental Investigations.

1) On April 6, 2019, LATAM Airlines Group S.A. received the resolution issued by the National Economic Prosecutor's Office (FNE), which begins an investigation Role No. 2530-19 into the LATAM Pass frequent passenger program. The last activity in this investigation corresponds to request for information received in May 2019.

2) On July 26, 2019, the National Consumer Service of Chile (SERNAC) issued the Ordinary Resolution No. 12,711 which proposed to initiate a collective voluntary mediation procedure on effectively informing passengers of their rights in cases of cancellation of flights or no show to boarding, as well as the obligation to return the respective boarding fees as provided by art. 133 C of the Aeronautical Code. The Company has voluntarily decided to participate in this proceeding, in which an agreement was reached on March 18, 2020, which implies the return of shipping fees from September 1, 2021, with an initial amount of ThUS$ 5,165, plus ThUS$ 565, as well as information to each passenger who has not flown since March 18, 2020, that their boarding fees are available. On January 18, 2021, the 14th Civil Court of Santiago approved the aforesaid agreement. LATAM published an abstract of the decision in nationwide newspapers in compliance with the law. LATAM began performance of the agreement on September 3, 2021. In April and October 2022, and in April 2023 the external auditors presented preliminary reports agreed upon with the National Consumer Service (SERNAC).

3) On October 15, 2019, LATAM Airlines Group S.A. received the resolution issued by the National Economic Prosecuting Authority (“FNE”) which begins an investigation Role N°2585-19 into the agreement between LATAM Airlines Group S.A. and Delta Air Lines, Inc (“Delta”). On August 13, 2021 FNE, Delta and LATAM reached an out-of-court agreement that put an end to this investigation. On August 25, 2022, the Tribunal de Defensa de la Libre Competencia approved the out-of-court agreement reached by LATAM and Delta with the FNE.

4) LATAM Airlines Group S.A. received a resolution by the National Economic Prosecutor (FNE) on February 1, 2018 beginning Investigation 2484-18 on air cargo carriage. The last activity in this investigation corresponds to a official ordinary letter issued June 20, 2023 in which the National Economic Prosecutor’s Office (abbreviated as FNE in Spanish) requested further information from LATAM. That letter was answered on July 14, 2023.

5) LATAM Airlines Group S.A. received a resolution by the National Economic Prosecutor (FNE) on August 12, 2021 beginning Investigation N° 2669-21 on compliance with condition VII Res. N° 37/2011 from TDLC related to restrictions as to certain codeshare agreements. The last activity of this investigation corresponds to a letter received on June 19, 2023, which was answered on June 23, 2023.

6) On October 27, 2021, LATAM Airlines Group S.A. received an official letter from the Office of Aviation Consumer Protection of the U.S. Department of Transportation (DOT) asking about the delay in making and/or refusal to make reimbursements to passengers potentially impacted by flight cancellations during the pandemic (March 20, 2020 to July 31, 2021), a potential violation of requirements under 14 CFR Part 259 and 49 U.S.C. § 41712. LATAM Airlines Group has engaged many times with this authority and has provided answers and clarifications of the information provided. The parties agreed to a consent order on May 22, 2023 for the sum of ThUS$1. More than 7 domestic operators (USA) and foreign operators have been fined thus far to date for the same reason, and more operators are still under investigation, according to the press. Case closed.

NOTE 31 - COMMITMENTS

(a)	Commitments arising from loans

In relation to certain contracts committed by the Company for the financing of the Boeing 777 aircraft, which are guaranteed by the Export – Import Bank of the United States of America, commencing on January 1, 2023, limits have been established for some financial indicators of LATAM Airlines Group S.A. on a consolidated basis. Under no circumstance does non-compliance with these limits generate loan acceleration.

The Company and its subsidiaries do not have credit agreements that impose limits on financial indicators of the Company or its subsidiaries, with the exception of those detailed below:

On October 12, 2022, LATAM Airlines Group S.A., acting through its subsidiary Professional Airline Services Inc, closed a new four-year revolving credit facility (“Exit RCF”) of MUS$ 500 with a consortium of five banks led by JP Morgan. As of June 30, 2023, this credit facility is undrawn and fully available. In addition, on October 18, 2022, LATAM Airlines Group S.A., together with Professional Airline Services, Inc., a Florida corporation and a wholly owned subsidiary of LATAM Airlines Group S.A., issued (i) a five-year term loan facility (“Term Loan B Facility”) of MUS$ 1,100 (MUS$ 1,097 outstanding as of March 31, 2023), (ii) 13.375% senior secured notes due 2027 (“2027 Notes”) for an aggregate principal amount of MUS$ 450 and (iii) 13.375% senior secured notes due 2029 (“2029 Notes”, together with the 2027 Notes, the “Notes”) for and aggregate principal amount of MUS$ 700. The Exit RCF, the Term Loan B Facility and the Notes (together, the “Exit Financing”) share the same intangible collateral composed mainly of the FFP (LATAM Pass loyalty program) business receivables, Cargo business receivables, certain slots, gates and routes and LATAM’s intellectual property and brands. The Exit Financing contains certain covenants limiting us and our restricted subsidiaries’ ability to, among other things, make certain types of restricted payments, incur debt or liens, merge or consolidate with others, dispose of assets, enter into certain transactions with affiliates, engage in certain business activities or make certain investments. In addition, the agreements include a minimum liquidity restriction, requiring us to maintain a minimum liquidity, measured at the consolidated Company (LATAM Airlines Group S.A.) level, of MUS$ 750.

On November 3, 2022, LATAM Airlines Group S.A., acting through its Florida branch, amended and extended the 2016 revolving credit facility (“RCF”) with a consortium of thirteen financial institutions led by Citibank, N.A., guaranteed by aircraft, engines and spare parts for a total committed amount of MUS$ 600. The RCF includes restrictions of minimum liquidity measured at the consolidated Company level (with a minimum level of MUS$ 750) and measured individually for LATAM Airlines Group S.A. and TAM Linhas Aéreas S.A. (with a minimum level of MUS$ 400). Compliance with these restrictions is a prerequisite for drawing under the line; if the line is used, compliance with said restrictions must be reported periodically, and non-compliance with these restrictions may trigger an acceleration of the loan. As of June 30, 2023, this line of credit is undrawn and fully available.

On November 3, 2022, LATAM Airlines Group S.A., acting through its Florida branch, executed a five-year credit facility (“Spare Engine Facility”) with, among others, Crédit Agricole Corporate and Investment Bank, acting through its New York branch, as facility agent and arranger and guaranteed by spare engines for a principal amount of MUS$ 275. As of June 30, 2023, the outstanding amount under the Spare Engine Facility is MUS$ 275. The facility includes restrictions of minimum liquidity measured at the consolidated Company level (with a minimum level of MUS$ 750) and measured individually for LATAM Airlines Group S.A. and TAM Linhas Aéreas S.A. (with a minimum level of MUS$ 400).

As of June 30, 2023, the Company complies with the aforementioned minimum liquidity covenants.

b)	Other commitments

As of June 30, 2023, the Company maintains valid letters of credit, guarantee notes and guarantee insurance policies, according to the following detail:

Creditor Guarantee	Debtor	Type	Value ThUS$	Release Date
Superintendencia Nacional de Aduanas y de Administración Tributaria	LATAM Airlines Group Peru S.A	Forty-eight letters of credit	198,346	Oct 7, 2023
Uniao Federal	TAM Linhas Aereas S.A.	Twelve guarantee insurance policies	65,526	Jan 4, 2024
Sétima Turma do Tribunal Regional Federal da 1ª Região - Procedimento Comum Cível - DECEA	TAM Linhas Aereas S.A.	A guarantee insurance policy	48,232	Apr 20, 2025
Isoceles	LATAM Airlines Group S.A.	a letters of credit	41,000	Jul 6, 2024
Uniao Federal	ABSA linhas Aereas Brasileira S.A.	Four guarantee insurance policies	39,128	Feb 22, 2025
Vara das execycoes Fiscais estaduais de Sao Paulo	TAM Linhas Aereas S.A.	A guarantee insurance policy	9,876	Mar 4, 2025
Fundacao de Protecao defesa do consumidor procon	TAM Linhas Aereas S.A.	Eleven guarantee insurance policies	18,053	Apr 2, 2024
American Alternative Insurance Corporation c/o Roanoke Trade Services, Inc	LATAM Airlines Group S.A.	Nineteen letters of credit	6,580	Nov 9, 2023
Tribunal de Justica do Estado de Sao Paulo	ABSA linhas Aereas Brasileira S.A.	Two guarantee insurance policies	6,351	Dec 31, 2999
BBVA	LATAM Airlines Group S.A.	a letters of credit	4,145	Jan 24, 2024
Bond Safeguard Insurance Company	TAM Linhas Aereas S.A.	A guarantee insurance policy	2,700	Jul 20, 2024
Comisón Europea	LATAM Airlines Group S.A.	a letters of credit	2,598	Mar 29, 2024
17a Vara Civel da Comarca da capital de joao pessoa/pb	TAM Linhas Aereas S.A.	A guarantee insurance policy	2,562	Jun 25, 2028
1° Vara de Execuções Fiscais e de Crimes contra a Ordem Trib da Com de Fortaleza	TAM Linhas Aereas S.A.	A guarantee insurance policy	2,540	Dec 31, 2999
		Subtotal	447,637

Creditor Guarantee	Debtor	Type	Value ThUS$	Release Date
JFK International Air Terminal LLC	LATAM Airlines Group S.A.	a letter of credit	2,300	27-ene-24
Metropolitan Dade Conty (MIAMI - Dade Aviation Department)	LATAM Airlines Group S.A.	five letters of credit	2,281	27-jul-23
Servicio Nacional de Aduana del Ecuador	Latam Airlines Ecuador S.A	four letters of credit	2,130	5-ago-23
Sociedad Concesionaria Nuevo Pudahuel S.A.	LATAM Airlines Group S.A.	Eighteen letters of credit	1,948	31-dic-23
3° Vara Federal da Subseção Judiciária de Campinas SP	ABSA linhas Aereas Brasileira S.A.	A guarantee insurance policy	1,887	30-nov-25
Fiança TAM Linhas Aéreas x Juiz Federal de uma das varas da Seção Judiciária de Brasília.	TAM Linhas Aereas S.A.	A guarantee insurance policy	1,836	31-dic-99
Vara das execucoes fiscais estaduais da comarca de Sao Paulo	TAM Linhas Aereas S.A.	A guarantee insurance policy	1,829	5-jul-23
Sétima Turma do Tribunal Regional Federal da 1ª Região - Procedimento Comum Cível - DECEA - 0012177-54.2016.4.01.3400	ABSA linhas Aereas Brasileira S.A.	A guarantee insurance policy	1,825	07-may-25
2ª Vara Federal de Campinas	TAM Linhas Aereas S.A.	A guarantee insurance policy	1,799	14-jun-24
Tribunal de Justicia do Estado de Sao Paulo	TAM Linhas Aereas S.A.	Two guarantee insurance policies	1,631	31-dic-99
Lima Airport Partners	LATAM Airlines Group S.A.	four letters of credit	1,620	30-nov-23
Vara de Execuções Fiscais Estaduais da Comarca de São Paulo/SP - Execução Fiscal	TAM Linhas Aereas S.A.	A guarantee insurance policy	1,616	24-abr-25
14ª Vara Federal da Seção Judiciária do Distrito Federal / Tribunal: 7ª Turma do Tribunal Regional Federal da 1ª Região	TAM Linhas Aereas S.A.	A guarantee insurance policy	1,530	29-may-25
Juizo de Direito da Vara da Fazenda Publica Estadual da Comarca Da Capital do Estado do Rio de Janeiro	TAM Linhas Aereas S.A.	A guarantee insurance policy	1,455	31-dic-99
Unidad Administrativa Bogotá	LATAM Airlines Group S.A.	four letters of credit	1,432	17-abr-24
JFK International Air Terminal LLC	TAM Linhas Aereas S.A.	A guarantee insurance policy	1,300	25-ene-24
Servicio Nacional de Aduana	LATAM Airlines Group S.A.	three letters of credit	1,287	28-jul-23
Municipio do Rio de Janeiro	TAM Linhas Aereas S.A.	A guarantee insurance policy	1,256	31-dic-99
Juizo Da Vara das execucoes fiscais estaduais da comarca de Sao Paulo	TAM Linhas Aereas S.A.	A guarantee insurance policy	1,226	31-dic-99
Aena Aeropuertos S.A	LATAM Airlines Group S.A.	three letters of credit	1,189	15-nov-23
		Subtotal	33,377
		Total	481,014

Letters of credit related to right-of-use assets are included in Note 16 Property, plant and equipment letter (d) Additional information Property, plant and equipment, in numeral (i) Property, plant and equipment delivered as collateral.

NOTE 32 - TRANSACTIONS WITH RELATED PARTIES

(a)	Details of transactions with related parties as follows:

						Transaction amount
		Nature of relationship with	Country	Nature of related parties		with related parties As of June 30,
Tax No.	Related party	related parties	of origin	transactions	Currency	2023	2022
						ThUS$	ThUS$
						Unaudited
96.810.370-9	Inversiones Costa Verde Ltda. y CPA.	Related director	Chile	Tickets sales	CLP	44	30
81.062.300-4	Costa Verde Aeronautica S.A.	Shareholder	Chile	Loans received (*)	US$	-	(62,497)
				Interest received (*)	US$	-	(15,563)
87.752.000-5	Granja Marina Tornagaleones S.A.	Shareholder	Chile	Services provided	CLP	-	17
96.989.370-3	Rio Dulce S.A. (**)	Related director	Chile	Tickets sales	CLP	-	2
Foreign	Inversora Aeronáutica Argentina S.A.	Related director	Argentina	Real estate leases received	ARS	(39)	(35)
				Expense recovery	ARS	3	-
Foreign	TAM Aviação Executiva e Taxi Aéreo S.A.	Shareholder	Brazil	Services provided of passenger transport	BRL	-	3
Foreign	Qatar Airways	Indirect shareholder	Qatar	Interlineal received service	US$	(14,349)	(9,161)
				Interlineal provided service	US$	24,198	11,834
				Services provided of handling	US$	-	418
				Services provided / received others	US$	1,016	(1,906)
Foreign	Delta Air Lines, Inc.	Shareholder	U.S.A	Interlineal received service	US$	(89,040)	(41,062)
				Interlineal provided service	US$	85,164	43,094
				Loans received (*)	US$	-	(70,707)
				Interest received (*)	US$	-	(3,674)
				Services provided / received others	US$	929	(389)
Foreign	QA Investments Ltd	Shareholder	U.K.	Loans received (*)	US$	-	(78,121)
				Interest received (*)	US$	-	(19,454)
Foreign	QA Investments 2 Ltd	Shareholder	U.K.	Loans received (*)	US$	-	(7,414)
				Interest received (*)	US$	-	(15,780)
Foreign	Lozuy S.A.	Shareholder	Uruguay	Loans received (*)	US$	-	(15,624)
				Interest received (*)	US$	-	(3,891)

(*)	Operations corresponding to DIP loans tranche C.

The balances corresponding to Accounts receivable and accounts payable to related entities are disclosed in Note 9.

Transactions between related parties have been carried out under market conditions and duly informed.

(**)	Related until November 2022.

(b)	Compensation to the Board of Directors and Senior Executives

The information on compensation of Directors and Senior Executives is broken down below, for wich the internal organizational structure positions of Vice-Presidents, Chief Executives and Senior Directors.

	For the 6 months period ended		For the 3 months period ended
	June 30,		June 30,
	2023	2022	2023	2022
	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited

Remuneration	6,959	5,692	3,049	2,609
Board compensation	641	647	244	281
Non-monetary benefits	308	345	145	239
Short-term benefits	6,801	5,631	3,399	2,819
Termination benefits	13	1,157	-	15
Total	14,722	13,472	6,837	5,963

At the Company’s Ordinary Shareholders’ Meeting held on April 20, 2023, an incremental amount was approved for additional compensation for each member of the Board of Directors, which covers until the next Ordinary Shareholders’ Meeting to be held in the first four months of the year 2024, an incremental amount to be determined and paid in accordance with the following criteria:

(a)	Each Director shall be entitled to receive an additional amount equal to 9,226,234 remuneration units (hereinafter also referred to as the “ARUs”) for the first year after his or her appointment, i.e., until November 15, 2023, provided that the Director serves in office continuously until such date.

(b)	Each Director shall be entitled to receive an additional amount equal to 9,226,234 ARUs for the period from the end of the first anniversary of his or her appointment until November 15, 2024, provided that the Director serves in office continuously until such date. For the avoidance of doubt, the proportional part of the ARUs indicated in this paragraph (b) that correspond to the remuneration of the Board of Directors that, in accordance with the applicable regulations, must be approved by the Ordinary Meeting to be held within the first four months of the year 2024, is subject to what is approved at said Meeting.

(c)	If the Director ceases to hold office before November 15, 2023, he/she shall be entitled to a proportional part of the ARUs referred to in (a) above, and the remainder shall be forfeited. For the calculation of the proportional part of this subparagraph, the period in which the Director has served his office between his appointment on November 15, 2022 and November 15, 2023 shall be considered.

(d)	If the Director ceases to hold office after November 15, 2023 and before November 15, 2024, (i) he/she shall maintain his/her right to receive all the ARUs referred to in (a) above; and (ii) he/she shall be entitled to a proportional part of the ARUs referred to in (b) above, and the remainder shall be forfeited. For the calculation of the proportional part of this paragraph, the period in which the Director has served his position between November 16, 2023 and November 15, 2024 will be considered; in the understanding, however, that the proportional part that, according to the applicable regulations, corresponds to the remuneration of the Board of Directors that must be approved by the Ordinary Meeting to be held within the first four-month period of 2024, is subject to what is approved at said Meeting.

(e)	Subject to the provisions of (f) below, the additional compensation shall become due and payable, and the Director shall be entitled to receive it, as follows:

(e.i)	The ARUs referred to in (a) above shall become due and payable, and the Director shall be entitled to receive them, within the 15-day period beginning on November 15, 2023.

(e.ii)	The ARUs referred to in (b) above shall become due and payable, and the Director shall be entitled to receive them, within the 15-day period beginning on November 15, 2024.

f)	However, if the Director ceases to hold office prior to November 15, 2024 for a cause other than those indicated in (i) below, then the ARUs to which the Director is entitled shall become due and payable, and the Director shall be entitled to receive them, within a period of 15 days from the date on which the Director ceases to hold office.

(g)	For purposes of payment, the value of each ARU will be considered by way of reference to be equivalent to the price of one share of the Company. Accordingly, the ARUs will be paid at the weighted average price of the stock market transactions of the Company’s shares during the period of 10 trading days prior to the date on which they become effective, i.e., November 15, 2023, November 15, 2024 or the date on which the Director ceases to hold office, as applicable (hereinafter also referred to as the “Weighted Average Price”). For purposes of calculating the Weighted Average Price, transactions on domestic stock exchanges will be considered, as well as on those foreign stock exchanges recognized at the national level on which LATAM’s American Depositary Shares may eventually be listed again. Payment will be made in cash, in dollars of the United States of America, or in pesos, legal tender, according to the equivalent of the “observed dollar” exchange rate published by the Central Bank of Chile in the Official Gazette on the day of the respective payment.

(h)	If prior to November 15, 2023, the Director ceases to hold office due to a legal inability to serve as a Director or as a result of a supervening conflict or other cause that does not allow him/her to continue to perform his/her fiduciary duties as a Director, all the ARUs referred to in (a) above shall be forfeited and, therefore, he/she shall not be entitled to any additional remuneration.

(i)	If after November 15, 2023 and before November 15, 2024, the Director ceases to hold office due to a legal inability to serve as a Director or as a result of a supervening conflict or other cause that prevents him/her from continuing to perform his/her fiduciary duties as a Director, he/she shall retain his/her right to receive all the AUMs referred to in (a) above; and shall forfeit all the AUMs referred to in (b) above.

(j)	In the event of a change of control of the Company, the Director who maintains his capacity as such at the date of change of control shall be entitled to all the AUMs referred to in (a) and (b) above.

(k)	In the event of changes in the composition of the Board of Directors, the additional compensation shall be paid pro rata to the time that each Director (or his replacement, as the case may be) has held office during the respective period.

(l)	In view of the provisions of paragraph (g) above, in the event that any change in the capital structure of the Company affects the reference value used for the calculation and payment of the AUMs, the Board shall adjust the reference value corresponding to each AUM in accordance with the then new reality of the Company, so that the adjusted reference value of each AUM preserves the reference rationality established for the AUMs in the same paragraph (g) above.

NOTE 33 - SHARE-BASED PAYMENTS

(a)	LP3 compensation plans (2020-2023)

The Company implemented a program for a group of executives, durin March 2023, with a demand period between October 2020 and March 2023, where the collection percentage was annual and cumulative. The methodology is an estimate of the number of units, where a goal of the value of the action is set.

The benefit is vested if the target of the share price defined in each year is met. In case the benefit accumulates up to the last year the total benefit is doubled (in case the share price is achieved).

This Compensation Plan was finally not executed because the share price required for its collection is below the initial target.

(b)	CIP (Corporate Incentive Plan)

As indicated in Note 22, in the context of the exit from Chapter 11 Proceedings, the Company implemented a talent retention program for the Company’s employees, which is divided into three categories. The first one (i.e., Non-Executive Employees) simply contemplates guaranteed payments in cash to the respective employees on certain dates depending on the country where the employee is hired. On the other hand, the remaining two categories (i.e., Non-GEM Executives and GEM Executives) contemplated the granting of synthetic units of remuneration (the “Units”) that, by reference, are considered as equivalent to the price of one share of LATAM Airlines Group S.A. and consequently, in case they become effective, grant the worker the right to receive the payment in cash that results from multiplying the number of Units that are pay for the value per share of LATAM Airlines Group S.A. that must be considered in accordance with the CIP.

Below are more details of these two categories.

Non-GEM Executives

The first subprogram applies to senior executives not part of the GEM (Global Executive Meeting - Senior Managers, Managers, Deputy Managers). In this context, this program contemplates two different bonuses: (1) a retention bonus, consisting of the amount in money resulting from Units that are assigned to the respective employee and these Units being paid 20% on month 15 and 80% at month 24, in each case, counted from Exit date from the Chapter 11 Procedure (i.e., November 3, 2022) (the “Exit Date”). This is consequently, a guaranteed payment for these employees; and (2) a bonus associated to the performance defined on based on the compliance of certain financial indicators of LATAM Airlines Group S.A. and its subsidiaries, which is reflected in Note 19(b), becoming effective 20% at month 15 and 80% at month 24, in each case, from the Exit Date. Consequently, this is a temporary payment that is only made if these indicators are met.

GEM Executives

Applies to senior executives of the Company who are part of the GEM (CEO and employees whose job description is “vice presidents” or “directors”). Employees that participating in this program are eligible to receive cash payments for Units. These Units are as follows:

1.	“RSUs” (Retention Shares Units): That is, Units associated with the employee’s permanence in the Company, and consequently, are associated with the passage of time. In its totality, the CIP contemplates up to 3,107,603,293 RSUs which are made effective by partialities in the terms indicated below.

As a general rule, RSUs will be eligible to become effective at the rate of one third on each of the following dates: month 24, month 36 and month 42, in each case, counted from the Exit Date. The mentioned above, subject to the occurrence of a trigger event related to the volume of transactions of securities issued by LATAM Airlines Group S.A. in the terms contemplated in the CIP (hereinafter, a “VTE” – Volume Triggering Event). The number of RSUs actually paid will be determined based on the net resources accumulated as a result of a VTE on the respective determination date (hereinafter, this adjustment will be referred to as the “Pro Rata Factor”).

Notwithstanding the mentioned above, the CIP also contemplates a “Minimum Guaranteed Vesting” according to which, the percentage of RSUs indicated below will be effective on each date indicated, even if a VTE has not occurred. The foregoing, net of the RSUs that may eventually have become effective previously.

Minimum Guaranteed Vesting of RSUs

Percentage of Units that become effective
Month 30 from Exit Date	20%
Month 42 from Exit Date	30%
Month 60 from Exit Date	50%

2.	“PSUs” (Performance Shares Units): That is, Units associated with both the employee’s permanence in the Company and the performance of LATAM Airlines Group S.A. measured according to the share price. Consequently, like RSUs, these Units are associated with the passage of time. However, PSUs also consider the market value of the share of LATAM Airlines Group S.A. considering a liquid market. However, as long as there is no such liquid market, the share price will be determined on the basis of representative transactions. In its totality, the CIP contemplates up to 4,251,780,158 PSUs which are made effective by partialities in the terms indicated below.

As a general rule, PSUs will be eligible to become effective at the rate of one third on each of the following dates: month 24, month 36 and month 42, in each case, counted from the Exit Date. The foregoing, subject to (i) a VTE having occurred; and (ii) that the quotient (hereinafter, the “Net Price/ERO (Equity Rigths offering) Quotient”) between the net price of sales originating in a VTE, divided by the price of share at which the shares issued were placed under the capital increase agreed at the extraordinary shareholders’ meeting of LATAM Airlines Group S.A. dated July 5, 2022 (that is, US$ 0.01083865799), is greater than 150%. The number of PSUs that actually becomes effective will be determined according to the Factor Pro Rata and the Quotient Net Price/ERO Price).

From the above it flows that the PSUs constitute an eventual and not guaranteed payment.

In addition, some of the GEM Executives will also be entitled to receive a fixed and guaranteed payment in cash (“MPP” – Management Protection Plan) on certain dates under the Plan, at the rate of 33% in the month 18, 34% in the month 24 and 33% in the 30th month, all from the Exit Date. On the other hand, those employees who are eligible for this MPP will also be eligible for a limited number of additional RSUs (“MPP Based RSUs”). In its totality, the CIP includes 1,438,926,658 MPP based RSUs. As a general rule, MPP Based RSUs will be eligible to become effective on the same terms and conditions as RSUs; however, that they will be eligible to become effective at a rate of one third on each of the following dates: month 18, month 24 and month 30, in each case, from the Exit Date. The valuation of these Units will be equivalent to the value of the Company’s share less the ERO Price at the time they become effective.

In all cases, the respective employees must have remained as such in the Company at the corresponding accrual date to qualify for these benefits.

Given the characteristics of this program, it has been recorded in accordance with the provisions of IFRS 2 “Share-based payments” and has been considered as a “cash settlement award” and, therefore, recorded at fair value as a liability that is part of the items Trade and other accounts payables and Provisions for employee benefits, non-current, which is updated at the closing date of each financial statement with effect on profit or loss for the period and classified in the line “Administrative expenses” of the Interim Consolidated Statement of Income by function.

The fair value has been determined on the basis of the current share price and the best estimate of the future value of the Company’s share, multiplied by the number of underlying units granted. This estimate was made based on the Company’s Business Plan and its main indicators such as EBITDAR, adjusted net debt.

The movement of units as of June 30, 2023, is as follows:

	Initial balance	Granted during the period	Vested	Excercised during the period	Forfeited during the period	Final balance
RSU - Retention	-	3,107,603,293	-	-	-	3,107,603,293
PSU - Performance	-	4,251,780,158	-	-	-	4,251,780,158
MPPBASEDRSU - Protection	-	1,438,926,658	-	-	-	1,438,926,658
Total	-	8,798,310,109	-	-	-	8,798,310,109

NOTE 34 - STATEMENT OF CASH FLOWS

(a)	The Company has carried out non-monetary transactions related mainly to financial leases, bank loans Note 34 (d) and placements of convertible Notes G, which are described in Note 18 Other financial liabilities and Note 24 Equity, respectively.

(b)	Other inflows (outflows) of cash:

	For the period ended June 30,
	2023	2022
	ThUS$	ThUS$
	Unaudited
Restricted Advances	20,075	-
Bank commissions, taxes paid and other	(938)	(5,359)
Taxes on financial transactions	(2,534)	(4,893)
Guarantees	(3,582)	(44,026)
Fuel derivatives	(11,282)	6,542
Court deposits	(11,848)	(8,602)
Derivative margin guarantees	(22,475)	56

Total Other inflows (outflows) Operation flow	(32,584)	(56,282)

Recoveries of credits received	20,111	6,300
Insurance recovery	11,000	-
Total Other inflows (outflows) Investment flow	31,111	6,300

Taxes on financial transactions	(4,133)	(12,077)
Debt-related legal advice	-	(57,944)

Total Other inflows (outflows) Financing flow	(4,133)	(70,021)

(c)	Dividends:

As of June 30, 2023 and 2022, there were no disbursements associated with this concept.

(d)	Reconciliation of liabilities arising from financing activities:

	As of	Cash flows			Non cash-Flow Movements		As of
	December 31,	Obtainment	Payment		Interest accrued		June 30,
Obligations with financial institutions	2022	Capital (*)	Capital	Interests	and others	Reclassifications (**)	2023
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
		Unaudited
Loans to exporters	-	-	-	-	-	-	-
Bank loans	1,385,995	-	(23,238)	(70,535)	91,952	(310,090)	1,074,084
Guaranteed obligations	325,061	-	(8,911)	(9,820)	10,019	(1,790)	314,559
Other guaranteed obligat	474,304	-	(25,092)	(9,820)	20,888	11,811	461,176
Obligation with the public	1,289,799	-	-	(75,624)	97,909	-	1,312,084
Financial leases	1,088,239	-	(102,306)	(23,118)	30,042	(13,123)	979,734
Other loans	2,028	-	(434)	-	(73)	(1,420)	101
Lease liability	2,216,454	-	(96,105)	(73,534)	208,890	-	2,255,705
Total Obligations with financial institutions	6,781,880	-	(256,086)	(273,366)	459,627	(314,612)	6,397,443

	As of	Cash flows			Non cash-Flow Movements		As of
	December 31,	Obtainment	Payment		Interest accrued		June 30,
Obligations with financial institutions	2021	Capital (*)	Capital	Interests	and others	Reclassifications	2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
		Unaudited
Loans to exporters	159,161	-	-	-	802	-	159,963
Bank loans	521,838	-	(8,869)	(1,633)	60,153	-	571,489
Guaranteed obligations	510,535	-	(7,840)	(6,481)	6,589	(167,112)	335,691
Other guaranteed obligations	2,725,422	2,779,476	(1,734,072)	(219,733)	123,028	7,071	3,681,192
Obligation with the public	2,253,198	-	-	-	46,129	-	2,299,327
Financial leases	1,189,182	-	(119,833)	(12,267)	21,103	219,934	1,298,119
Other loans	76,508	-	-	-	4,042	-	80,550
Lease liability	2,960,638	-	(10,718)	(3,397)	334,185	(59,893)	3,220,815
Total Obligations with financial institutions	10,396,482	277,758	(1,881,332)	(243,511)	596,031	-	11,647,146

(*)	During the 2023 period, the Company did not obtain financing (ThUS$ 2,779,476 in 2022).

(**)	As a result of the exit from Chapter 11, Bank Loans decreased mainly by ThUS$ 297,161, related to the cancellation of the claim of TAM Linhas Aéreas S.A., which was pending resolution upon exit from the Chapter 11 process and which was compensated during 2023 with a fund delivered to an agent as restricted advances made in November 2022.

Below are the details obtained (payments) of flows related to financing:

	For the periods of June 30,
	2023			2022
	Capital	Payments		Capital	Payments
Flow of	raising	Capital	Interest	raising	Capital	Interest
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
	Unaudited

Aircraft financing	-	(136,308)	(37,029)	-	(139,088)	(20,617)
Lease liability	-	(96,105)	(73,534)	-	(10,718)	(3,397)
Non-aircraft financing	-	(23,673)	(162,803)	2,779,476	(1,731,526)	(219,497)
Total obligations with Financial institutions	-	(256,086)	(273,366)	2,779,476	(1,881,332)	(243,511)

(e)	Advances of aircraft

Corresponds to cash flows associated with aircraft purchases, which are included in the consolidated statement of cash flows, under Purchases of property, plant and equipment, for ThUS$22,318 as of June 30, 2023 (Recovery of ThUS$779 in 2022).

(f)	Additions of property, plant and equipment and Intangibles

	For the period ended At June 30,
	2023	2022
	ThUS$	ThUS$
	Unaudited
Net cash flows from
Purchases of property, plant and equiment	263,739	212,550
Additions associated with maintenance	101,330	83,429
Other additions	162,409	129,121

Purchases of intangible assets	22,462	26,680
Other additions	22,462	26,680

(g)	The net effect of the application of hyperinflation in the consolidated cash flow statement corresponds to:

	For the period ended
	June 30,
	2023	2022
	ThUS$	ThUS$
	Unaudited
Net cash flows from (used in) operating activities	(11,259)	687
Net cash flows from (used in) investment activities	1,294	63
Effects of variation in the exchange rate on cash and cash equivalents	9,965	(750)
Net increase (decrease) in cash and cash equivalents	-	-

(h)	Payments of leased maintenance

Payments to suppliers for the supply of goods and services include the value paid associated with leased maintenance activations for ThUS$112,825 (ThUS$53,442 as of June 30, 2022).

NOTE 35 - THE ENVIRONMENT

LATAM Airlines Group S.A is compromised with sustainable development, seeking to generate social, economic, and environmental value for the countries where it operates and for all its stakeholders. The company manages socio-environmental matters at a corporate level, centralized in the Corporate Affairs and Sustainability Department. The company is committed to monitoring and mitigating its impacts on the environment in all its ground and air operations, being a key element in the solution, and searching for alternatives to the challenges of the company and its environment.

The main functions of Corporate Affairs and Sustainability Department in environmental matters in conjunction with the various areas of the company include ensuring that environmental legal compliance would be maintained in all the countries, implementing and maintaining corporate environmental management, the efficient use of non-renewable resources such as aircraft fuel, the responsible disposal of its wastes, and the development of programs and actions that allow it to reduce its greenhouse gas emissions, seeking to generate environmental social and economic benefits for the company and the countries where it operates.

LATAM’s sustainability strategy that was launched in 2021 is based on 4 pillars: Environmental Management System, Climate Change Management, Circular Economy and Shared Value. With these pillars, the company seeks to generate social, environmental and economic value for society and the company, anticipating the risks inherent in the sustainability challenges which is viewed by the current and future scenarios.

The aspects addressed in each pillar within the strategy are presented below:

Environmental Management System

The company is working to standardize its environmental management system at a cross-cutting level and under this structure, certified its operation in accordance with stage II of the IATA Environmental Assessment Program (IEnvA), which is designed to evaluate and improve the environmental management of airlines, due to not only being based on the ISO 14001 standard, also involves the best practices of the industry.

Climate Change Management

To manage its carbon footprint and contribute to the protection of strategic ecosystems in the region, LATAM has set a goal to offset and reduce the equivalent of 50% of domestic emissions by 2030 and be carbon-neutral by 2050, in accordance with this it has focused its strategy in:

1.	Efficient operation: with the implementation of LATAM Fuel Efficiency, a corporate program for the efficient use of fuel that considers initiatives within the company that has an impact on fuel consumption.

2.	Sustainable Alternative Fuels (SAF): Due to the importance of Sustainable Aviation Fuel (SAF) to reduce the emissions in the long term, LATAM is developing a work plan focused on Brazil and Colombia; which has recognized and long-standing experience in biofuels; and Chile, a country with a high developmental potential in green hydrogen.

3.	Offsetting: LATAM has assumed a total commitment to the environment and has established different alliances that will allow it not only to acquire carbon credits for its offsetting needs but also to contribute to the conservation of strategic ecosystems in the region. During the first half of 2023, LATAM launched its offsetting program for passengers “1+1 Offset to Conserve”, where passengers are invited to contribute to the conservation of iconic ecosystems through offsetting their flight’s footprint and for every ton compensated by its clients, LATAM duplicates the impact by compensating the same amount.

Circular Economy

LATAM aims to remove single-use plastics by 2023 and be a zero-waste group to landfill by 2027. To achieve these goals, it has reviewed the materials used in its process and its waste management to promote the circular economy within its processes, acting from materials. During 2023 LATAM was recognized by IATA, as the winner of the ‘Air Cargo Innovation Award’ for its projects to reduce plastic in domestic and international cargo operations in Chile & Brazil.

Shared Value

In shared value, the Solidarity Plane program stands out, it was stablished in 2011 and through which LATAM provides its network, connections, and capacity for passenger and freight transit to South American society at no cost in three areas of action: supports health needs, conservation of natural resources, and assistance in the event of natural disasters.

Within the framework of the implementation of the strategy, during 2023, the company has been working on the following initiatives:

•	Implementation of the environmental management system in accordance with the IATA Environmental Assessment Program IenvA, stage 2.

•	Supporting conservation projects and offsetting

•	Measurement and management of the corporate carbon footprint.

•	Offsetting of domestic air emissions in Colombia.

•	Verification of the company’s emissions in accordance with EU-ETS, UK-ETS and CORSIA schemes.

•	Structuring of the baseline in waste management to advance in the fulfillment of its circular economy goals.

•	Implementing processes for the elimination of single-use plastic in the operation and waste reduction to landfill

•	Strengthening of the Solidarity Plane program.

The group was part of the Dow Jones Sustainability Index for six consecutive years, being classified as one of the most sustainable in the world. Today, LATAM continues to use the analysis as benchmarking and as a guide to implementing improvements in its processes. In 2022, according to the S&P Corporate Sustainability Assessment, LATAM was recognized as the most sustainable airline in the region and the fifth worldwide, according to this assessment, LATAM was included in the 2023 Yearbook, maintaining its position as one of the best-performing companies in sustainability in the industry.

NOTE 36 - EVENTS SUBSEQUENT TO THE DATE OF THE FINANCIAL STATEMENTS

After June 30, 2023 and up to the date of issuance of these financial statements, there is no knowledge of other events of a financial or other nature that significantly affect the balances or their interpretation.

The consolidated financial statements of LATAM Airlines Group S.A. and Subsidiaries as of June 30, 2023, have been approved in the Extraordinary Session of the Board of Directors on August 2, 2023.